UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in Shareholders' Meeting

Annual and Extraordinary Shareholders' Meetings

Date: April 29, 2013

Time: 4:00 p.m.

Santander

Santander

Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

Index

1.	Message from the Chairman of the Board of Directors	7
2.	Call Notice	8
3.	Participation of the shareholders in the AGOE	10
3.1	Representation through attorney-in-fact	10
4.	Matters to be resolved in the AGO	11
4.1	To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;	11
4.2.	To decide on the destination of the net profit of the fiscal year of 2012 and the distribution of dividends;	13
4.3	To elect the members of the Board of Directors of the Company for a new term of office; and	14
4.4.	To fix the annual overall consideration of the Company´s management and members of Audit Committee.	15
5.	Matters to be resolved in the AGE	16
5.1.	To decide on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on February 27th, 2013; and	16
5.2	To approve the Long-Term Incentive Plan relative to fiscal year 2013.	16
6.	List of Exhibits:
	Exhibit I. Comments of the administrative officers on the financial condition of the Company – Item 10 of the Reference Form	20
	Exhibit II. Proposal by management for allocation of the net income for the fiscal year – Exhibit 9-1-II of CVM Instruction 481	78
	Exhibit III. Proposal by the management to the election of the current members of the Board of Directors of the Company – Item 12 of the Reference Form	85
	Exhibit IV. Proposal by management for remuneration of the administrative officers – Item 13 of the Reference Form	91
	Exhibit V. Long-Term Incentive Plans	122
	Exhibit VI. Related Documents and Links	139

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

AAB Dois Par	ABN AMRO Brasil Dois Participações S.A.
Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the Company.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the Company.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the Company.

Basel Accord, Basel

Set of prudential banking rules disclosed by the Basel Committee on Banking Supervision with the purpose of providing greater robustness to the global financial system. Its principal characteristic is to require a minimum percentage as resulting from dividing a financial institution’s capital stock by its respective assets weighted in accordance with the risk inherent to them. The Basel Accord was initially implemented in Brazil through CMN Resolution No. 2099, of August 17, 1994. Various regulations issued as from 2006, and providing for minimum amounts of realized capital and Reference Equity required from Brazilian financial institutions.

AGE

Extraordinary Shareholders’ Meeting of the Company, to be held on April 29, 2013.

AGO

Annual Shareholders’ Meeting of the Company, to be held on April 29, 2013.

AGOE

Annual and Extraordinary Shareholders’ Meetings of the Company to be held on April 29, 2013.

Financial Committee	Financial Committee (non-statutory).

Central Bank	Brazilian Central Bank.

Banco Real	Banco ABN AMRO Real S.A.

BM&FBOVESPA	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Economic and Social Development Bank)

Brazil or country	Federative Republic of Brazil.

Cayman	Santandar Brasil branch, organized in accordance with the laws of the Cayman Islands.

CDB	Bank Deposit Certificate.

CMN	Brazilian Monetary Council.

COFINS	Contribution tax for social security financing.

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Independent Board Member

According to the Level 2 Regulation, the Independent Board Member is characterized by: (i) not having any relationship with the Company except for capital participation; (ii) not being a Controlling Shareholder, spouse or relative up to the second degree or not being or not having been during the last three years related to an organization or entity related to the Controlling Shareholder (persons related to public education and/or research institutions are excluded from this restriction); (iii) not having been during the last three years employee or director of the Company, of the Controlling Shareholder or of an organization controlled by the Company; (iv) not being a direct/indirect supplier or buyer of services and/or products of the Company in a magnitude that implies loss of independence; (v) not being an employee or administrator of an organization or entity that is offering or requesting services and/or products to/from the Company; (vi) not being spouse or relative up to the second degree of any of the Company’s administrators; and (vii) not receiving any other compensation from the Company apart from that of director (compensation in cash deriving from the capital’s participation are excluded from this restriction).

Board of Directors	The board of directors of the Company.

COSIF	Chart of Accounts for Brazilian Financial Institutions.

Coupon	A product showing price variations linked to U.S. dollar fluctuations and interest rates in Dollar.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).

Executive Board	The Company’s executive board.

Dollar or US$	US dollar.

Call Notice

Call notice published by the Company on March 28, 2013, regarding the AGOE to be held on April 29, 2013, published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on March 29th, April 2nd and 3rd, 2013, and in the newspaper “Valor Econômico” on March 29th, April 2nd and 3rd, 2013.

Getnet	Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda.

Federal Government	Government of the Federative Republic of Brazil.

Santander Group Brasil	Santander Brasil and its subsidiaries.

Santander Group Spain	Santander Spain and its subsidiaries.

IASB	International Accounting Standards Board.

IFRIC	International Financial Reporting Interpretations Committee

IFRS	International Financial Reporting Standards, issued by IASB.

IGP-M	General Market Price Index, disclosed by the Getúlio Vargas Foundation.

CVM Instruction 480	CVM Instruction No. 480, of December 7, 2009, as amended.

CVM Instruction 481	CVM Instruction No. 481 of December 17, 2009, as amended.

IPCA	Broad Consumer Price Index.

IRRF	Withholding income tax.

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Sarbanes-Oxley Act or SOX	Enacted in the United States on July 30, 2002, aiming at guaranteeing the creation of reliable audit and security tools for companies.

Manual	Manual for participating at the shareholders’ meeting of the Company.

Level 2	Special listing segment of the BM&FBOVESPA with differentiated corporate governance rules.

Reference Equity

Equity composition of financial entities for purposes of calculation of the basic requirements for capital adjustment and operational limits established by the Central Bank, as provided for in CMN Resolution 4.192, of March 1st, 2013,

PGBL	Free benefits generating pension plan.

GDP	Gross Domestic Product.

PIS	Social integration program.

ILP Plan	Long-term incentive plan.

Plans	The Global Program, the Local Program and the Deferral Program.

Accounting Practices Adopted in Brazil or BR GAAP

Accounting principles and practices adopted in Brazil in compliance with the Brazilian Corporate Law, CVM rules and instructions, SUSEP rules and instructions for insurance, special savings and supplementary pension plan providers, the recommendations of the Brazilian Institute of Independent Accountants and the resolutions of the Federal Accounting Board, as well as the accounting rules established by the Central Bank for financial companies.

Global Program	Long-term incentive policy intended for executives of Santander Spain and other companies of the Santander Spain Group, with remuneration linked to Santander Spain’s stock.

Local Program	SOP, PSP and SOP 2014.

PSP	Long-term incentive plan - Investment in Santander Brasil Units, approved at the extraordinary shareholders’ meeting held on February 3, 2010.

Real, Reais, BRL or R$	Brazilian currency.

Level 2 Regulations	Regulations for differentiated practices of Level 2 Corporate Governance.

TSR	Total shareholder return.

Santander Spain	Banco Santander, S.A.

Santander Seguros	Zurich Santander Brasil Seguros e Previdência S.A.

SEC	US Securities and Exchange Commission.

Securities Act	US Securities Act of 1933, as amended.

SELIC	Special Settlement and Custody System.

SOP	Santander Brasil Units options plan, approved at the extraordinary shareholders’ meeting held on February 3, 2010.

SOP 2014	Santander Brasil Units options plan, approved at the extraordinary shareholders’ meeting held on February 7, 2012.

SUSEP	Brazilian Private Insurance Superintendence.

Libor	London Interbank Offered Rate.

IT	Information Technology.

TJLP	Long-Term Interest Rate disclosed by the CMN.

TR	Reference rate disclosed by the Central Bank.

Units	Share Deposit Certificates comprising 55 Common Shares and 50 Preferred Shares each.

VGBL	Free benefits generating pension plan - life.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate in the Ordinary and Extraordinary Shareholders Meeting (“OESM”) of Santander Brasil, called for April 29, 2013 at 4:00 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olímpia - São Paulo – State of São Paulo.

This is the moment when we have the chance to meet each other, and when we, the members of the management of Santander Brasil, can give an account of what we have achieved during 2012, and can share our plans for 2013.

We faced big challenges in 2012. We completed the integration of the internal platforms and services to the clients we reorganized our procedures and we reviewed our Mission. We also launched Santander 3.1., an ambitious project with the primary objective of making Santander Brasil the top bank in client preference by 2013.

And so we start 2013 with a strategy of being a simple, agile bank, able to meet our clients’ needs speedily and efficiently, generating positive financial results, staying focused on our sustainable relationships.

This Manual for Participants in Shareholder´s Meetings (“the Manual”) is an example of our practicing a sustainable relationship with you, our shareholder. It is intended to help you take decisions correctly, presenting important points for clarification and providing guidelines on voting.

On the terms of the Call Notice made available to you, in AGO we will resolve on the following matters:

To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

To decide on the destination of the net profit of the fiscal year of 2012 and the distribution of dividends;

To elect the members of the Board of Directors of the Company for a new term of office; and

To fix the annual overall consideration of the Company´s management and members of Audit Committee.

Following this, in AGE we will resolve on the following matters:

To decide on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on February 27th, 2013; and

To approve the Long-Term Incentive Plan relative to fiscal year 2013.

To make it easier for you to analyze and assess the matters to be discussed at these abovementioned Meetings, we have added as exhibits to this Manual all the documents relating to the matters included in the Notice of the Meeting, according to the minimum requirements of CVM Instruction No. 481 dated December 17, 2009 ("CVM Instruction 481").

Please read it carefully.  We are at your disposal to clear up any doubts. Please contact us by email to acionistas@santander.com.br  for individual investors and non-financial companies, and to ri@santander.com.br  for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is very important for our Company.

Very truly yours,

Celso Clemente Giacometti

Chairman of the Board of Directors

2. Call Notice

(to be published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on March 29th, April 2nd and 3rd, 2013, and in the newspaper “Valor Econômico” on March 29th, April 2nd and 3rd, 2013)

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Ordinary and Extraordinary Shareholders Meeting (“OESM”) to be held on April 29th, 2013, at 4:00 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – Vila Olimpia - São Paulo/SP, to resolve on the following Agenda:

ORDINARY SHAREHOLDERS MEETING:

(a) To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To decide on the destination of the net profit of the fiscal year of 2012 and the distribution of dividends;

(c) To elect the members of the Board of Directors of the Company for a new term of office; and

(d) To fix the annual overall consideration of the Company´s management and members of Audit Committee.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) To decide on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on February 27th, 2013; and

(b) To approve the Long-Term Incentive Plan relative to fiscal year 2013.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM  Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. Company´s shareholders or their legal representatives shall attend the OESM carrying their properly identification documents. In the event the shareholder is represented by an attorney, the shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before OESM the power of attorney duly granted as required by law; and

3. The documents relating to the matters to be examined and discussed in the OESM are available for the shareholders (i) at the Company´s main place of business, at AvenidaPresidenteJuscelinoKubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo – SP, 9th floor – Corporate Legal Department, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on its websites (www.ri.santander.com.br in Corporate Governance >> Minutes o Management Meetings and www.santander.com.br/acionistas in Download Center); (ii) at Brazilian Securities & Exchange Commission, at RuaSete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at RuaCincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bovespa.com.br).

São Paulo, March 28, 2013.

Celso Clemente Giacometti

Chairman of the Board of Directors

3. Participation of the Shareholders in the AGOE

The shareholders of Santander Brasil may participate in the AGOE personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the AGOE:

Individual	Identification document with photo [1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy) [2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by power of attorney

The shareholder may be represented in the AGOE by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Brazilian Corporate Law , the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the Company, (ii) administrative officers of the Company, (ii) attorneys, or (iii) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the AGOE.

However, in order to facilitate the access of the shareholders to the AGOE, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the AGOE.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the AGOE.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5440, email: juridsocietario@santander.com.br.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be Resolved in the AGO

According to the article 132 of the Brazilian Corporate Law as well as the article 6 of the Company’s By-Laws, the Shareholders’s Meeting must be held until April 30 of each year.

According to the Call Notice, our AGO will deliberate about the following matters:

(a) To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To decide on the destination of the net profit of the fiscal year of 2012 and the distribution of dividends;

(c) To elect the members of the Board of Directors of the Company for a new term of office; and

(d) To fix the annual overall consideration of the Company´s management and members of Audit Committee.

___________________________________________

4.1 To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

The documents presented by management are the following:

  the Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  comments of the administrative officers on the financial condition of the Company (Exhibit I – Item 10 of the Reference Form);
  a copy of the Financial Statements and Explanatory Notes;
  the opinion of the Independent Auditors;
  a summary of the report of the Audit Committee; and
  the standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, on January 31, 2013, and for the consolidated financial statements of the Company in accordance with IFRS, on March 28, 2012. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.br and www.santander.com.br/acionistas), according to information shown in Exhibit V of this Manual.

The management accounts are presented by the Executive Board, in the Management Report and in the Financial Statements of the Company. Before being disclosed to and approved by the shareholders in the AGO, the accounts must be first approved by the Board of Directors.

The Management Report contains information of financial and non-financial nature, in addition to statistical and operating information, analysis and discussion of the principal accounts of the Statement of Income for the Fiscal Year, as well as information related to the collaborators, to social responsibility, to the capital market and to corporate governance, among others.

The Financial Statements express the economic and financial condition of the Company and the changes in equity occurred in the fiscal year to which they refer. From an analysis of the Financial Statements it is possible to assess the equity condition, the liquidity ratios, the level of profitability and the level of indebtedness of the Company.

The individual and consolidated Financial Statements prepared in accordance with Accounting Practices Adopted in Brazil consist of five (5) documents, to wit:

  Balance Sheet;
  Statement of Income for the Fiscal Year;
  Statement of Stockholders’ Equity;
  Statement of Cash Flows; and
  Statement of Aggregated Value.

The consolidated financial statements prepared according to IFRS consist of six (6) documents, to wit:

  i.                    Consolidated Balance Sheet;

ii.                    Consolidated Statement of Income for the Fiscal Year;

iii.                    Consolidated Statement of Revenues and Expenses;

iv.                    Consolidated Statement of Stockholders’ Equity;

v.                    Consolidated Statement of Cash Flows; and

vi.                    Consolidated Statement of Aggregated Value (following the Brazilian standards, filed with the DFP).

The Explanatory Notes present information on the basis for preparation of the Financial Statements and of the accounting practices applied to businesses and significant events of the Company, provide additional information not shown in the tables of the financial statements and that are considered necessary for adequate presentation, and designate:

  the principal criteria for assessment of the equity elements, particularly stocks, of the depreciation, amortization and depletion calculations, of the accrual of provisions for charges or risks, and of the adjustments to recognize the probable losses in the realization of elements of assets;
  the investments in other companies, when relevant;
  the increase of the value of elements of assets resulting from new valuations;
  the real encumbrances created on elements of assets, the guarantees pledged to third parties and other eventual or contingent liabilities;
  the interest rates, the dates of maturity and the guarantees for long-term liabilities;
  the number, kinds and classes of the shares of capital stock;
  the share purchase options granted and exercised in the fiscal year;
  the adjustments to previous fiscal years’ equity;
  the events subsequent to the date of closing of the fiscal year that have or could have a relevant effect on the financial condition and future results of the Company.

The shareholders must examine in detail the Explanatory Notes relative to the Financial Statements of the Company so as to resolve on their approval.

The Financial Statements of the Company have been audited and obtained an opinion without exceptions from Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

Also, the summary of the Audit Committee’s report, which is prepared on a six-monthly basis, is published together with the Financial Statements and contains the activities carried out within the scope of its attributions, an assessment of the effectiveness of the internal control systems, a description of the recommendations presented to the Company’s Executive Board, an assessment of the effectiveness of the independent and internal audits, as well as an assessment of the quality of the Financial Statements. For fiscal year 2012 the Audit Committee concluded that the works conducted are efficacious and confer transparency and quality on the financial statements of the Santander Brasil Group, recommending their approval by the Board of Directors.

The Financial Statements have December 31, 2012 as their base date and relate to the fiscal year ended on that date.

On January 30, 2013 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company, elaborated by the criterion of BRGAAP, and that they will be forwarded for approval by the shareholders of the Company, on the terms of applicable legislation.

On March 27, 2013 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company, elaborated by the criterion of IFRS.

The Financial Statements and the documents on which they were based were prepared based on Accounting Practices Adopted in Brazil, on the terms of the Brazilian Corporate Law, of the norms of the CMN and of the Central Bank, as well as in accordance with the model of the COSIF and other applicable regulations and legislation. Thus, management recommends their approval without restrictions.

4.2 TO DECIDE on the destination of the net profit of the fiscal year of 2012 and the distribution of dividends

(a) Destination of the Net Income

Management presents the proposal for allocation of the net income for fiscal year 2012 in compliance with the provisions of Article 9, Paragraph One, Item II and relevant Exhibit 9-1-II of CVM Instruction 481. The mentioned proposal is shown in Exhibit II to this Manual. We recommend careful reading of the mentioned exhibit.

The net income corresponds to the results assessed in the fiscal year, after deduction of accumulated losses, of the provision for income tax and of the statutory profit sharing of employees and administrative officers, if applicable.

The net income of the Company for fiscal year 2012 was of R$3,187,377, 970, 99 (three billion one hundred and eighty seven million three hundred and seventy seven thousand nine hundred and seventy reais and ninety nine cents).

The allocation of the net income consists of determination of the portions of the net income: (i) that will be appropriated to profit, legal and statutory reserves, (ii) that will be distributed as dividends, or (iii) will be retained.

Management will present to the annual shareholders’ meeting a proposal of the allocation of the net income for the fiscal year, which will observe the provisions of the Corporation Law and of Article 36 of the Company’s By-Laws:

  a minimum of five percent (5%) to the legal reserve, until it reaches twenty percent (20%) of the capital stock. In a fiscal year in which the balance of the legal reserve, with addition of the amount of the capital reserve, exceeds thirty percent (30%) of the capital stock, it will not be mandatory to allocate a portion of the net income for the fiscal year to the legal reserve;

  twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law for payment of the minimum compulsory dividends to the shareholders;

  the remaining balance, if any, may (a) be allocated to the Reserve for Equalization of Dividends, which will be limited  to fifty percent (50%) of the amount of capital stock and will have the purpose of ensuring funds for payment of dividends, including in the form of interest on equity, or advances thereon, aiming at maintaining the flow of remuneration for the shareholders, when, once this limit is reached, it will be incumbent upon the annual shareholders’ meeting to resolve on the balance, by processing its distribution to the shareholders or by increasing capital stock, or (b) be retained, aiming at the needs of application of capital stipulated in the Company’s General Budget, submitted by management for approval by the Shareholders’ Meeting and reviewed annually by the latter, if it has a duration of more than one fiscal year.

The balance of the Reserve for Equalization of Dividends, added to the balances of the other profit reserves, except for the reserves for unrealized profit and the reserves for contingencies, cannot exceed the amount of capital stock. Once this maximum limit is reached, the shareholders’ meeting may resolve on the application of the excess to payment or increase of capital stock, or to distribution of dividends.

Unallocated profits on the above terms will be distributed as dividends, according to Paragraph Six of Article 202 of the Corporation Law.

Based on the foregoing, management proposes the following allocation for the net income for fiscal year 2012:

1.        5%, corresponding to R$159,368,898.55, to the Legal Reserve;

2.        R$2,178,950,332.10, on account of dividends and interest on equity to the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 28, June 27, September 26 and December 19, 2012, of which R$1,020,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$1,158,950,000.00 in the form of intercalary dividends; and

3.        the remaining balance of net income after the above distributions, amounting to R$849,058,740.34, to the Reserve for Equalization of Dividends accounts, on the terms of Article 36, item III, a, of the By-Laws of the Company.

Management understands that the above proposal of allocation of net income was established in accordance with the legal and statutory obligations that are applicable to the Company, and is in consonance with the objectives and strategies of the Company, whereby management recommends its unrestricted approval.

(b) Distribution of Dividends

The dividend is the amount distributed to the shareholders of a company, in cash, in proportion to the number of shares held, resulting from the profits obtained by a company in the current fiscal year or in previous fiscal years. Participation in the corporate profits is an essential right of the shareholder, as provided in Article 109 of the Corporation Law.

What is the compulsory dividend?

The compulsory dividend, as provided in Article 202 of the Corporation Law, corresponds to a portion of the net income that the company cannot refrain from distributing to its shareholders, and concerns a commitment of minimum distribution. In Santander Brasil the portion relative to the compulsory dividend cannot be less than twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law.

The Company may only pay dividends charged to the net income for the fiscal year, to retaining earnings and to the profit reserves, except for the legal reserve.

As further detailed in Exhibit II to this Manual, management has approved the distribution to the shareholders of a total amount of R$2,178,950,332.10, on account of dividends and interest on equity for the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 28, June 27, September 26 and December 19, 2012, of which R$1,020,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$1,158,950,332.10 in the form of intercalary dividends. These amounts, in addition to the intermediary dividends, detached of the fiscal year of 2012, in the amount of R$491 million, correspond to 88.18% 3  of the adjusted net income of the Company, and were paid to the shareholders based on their relevant participation in the capital stock of the Company.

Management understands that the distribution of dividends effected in the course of fiscal year 2012 observed the legal and statutory obligations of the Company and is in consonance with the strategy for remuneration to the shareholders adopted by the Company, whereby it recommends its unrestricted approval.

4.3. TO ELECT the current members of the Board of Directors of the Company for a new term of office

The board of directors is the supervisory board of the Bank as set out in our By-Laws and in applicable legislation. The Board of Directors is responsible for guiding the business of the Santander Brasil and its subsidiary and associated companies in the Group Santander Brasil. It has the main scope of promoting the success of the long term of the business, by using an active posture and always considering  Santander’s interest as well as its shareholders.

The board of directors is comprised of a minimum of 5 (five) members and a maximum of 12 (twelve) members, elected at the shareholders’ meeting for terms of two years. A minimum of 20.0% (twenty per cent) of the members of the board of directors must be independent directors, as defined by Regulation Level 2 of the BM&FBOVESPA. The board of directors has a Chairman and a Vice Chairman each elected at the general shareholders’ meeting by majority vote.

Today, the Board of Directors are composed by 9 (nine) members, and 4 (four) of them are independent, which is a higher number than it is demanded by our By-Laws and by the Regulation Level 2 of the BM&FBOVESPA.

The Board of Directors meets regularly four times a year and extraordinarily as often as required, by its President.

3 According to BRGAAP criteria.

The structure, operation and competencies of the Board of Directors are on articles 14 to 18 of our By-Laws and on its Internal Regulation, both on the following website: www.ri.santander.com.br and www.santander.com.br/acionistas – section “Corporate Governance”.

The Company, with the positive recommendation of the Appointment and Nomination Committee, propose to the AGO the election of the current members to a new mandate of two years, to the following candidates recommended by the controlling shareholders to compose the Board of Directors of the Company:

Name	Post
Celso Clemente Giacometti	President and Independent Member
Marcial Angel Portela Alvarez	Vice-President
Conrado Engel	Member
José Antonio Alvarez Alvarez	Member
José Manuel Tejon Borrajo	Member
José de Paiva Ferreira	Member
José Roberto Mendonça de Barros	Independent Member
Marilia Artimonte Rocca	Independent Member
Viviane Senna Lalli	Independent Member

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM 481, can be found on Exhibit III of this Manual.

___________________________________________________

4.4. TO  FIX the annual overall consideration  of the Company´s management and members of the Audit Committee

Management presents a proposal for remuneration of the administrative officers, complying with the provisions of Article 12, items I and II of CVM Instruction No. 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit IV to this Manual.

In 2012 the Annual Shareholder´s Meeting held on April 25 approved a total annual remuneration for the managers of the Company, in an amount of up to R$300,000,000 (three hundred million Reais) for the 2012 financial year, and for the Audit Committee in an amount of R$3,900,000 (three million nine hundred and sixty thousand Reais) for the twelve-month period from March 24, 2012.

For fiscal year 2013, the amount proposed by management as the overall remuneration of the administrative officers (Board of Directors and Executive Board) for fiscal year 2013 is of up to three hundred million Reais (R$300,000,000.00), covering fixed remuneration, variable remuneration and the portion that is based on shares.

According to Article 17, item IV of the By-Laws of the Company, it is incumbent upon the Board of Directors to establish the remuneration, the indirect benefits and the other incentives for the Executive Officers, within the overall limit of management remuneration approved by the shareholders’ meeting.

Also, according to Article 6, Paragraph Three of the By-Laws of the Company, the shareholders’ meeting will establish annually the overall amount of the remuneration of the Audit Committee and of the Fiscal Council, if installed, together with the remuneration of the administrative officers.

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from March 24, 2013 is of three hundred million Reais  (R$3,000,000.00).

5. Matter to be resolved in the AGE

5.1. TO DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on February 27th, 2013..

On the terms of Article 205, Paragraph Three, of the Corporation Law, unless otherwise resolved in the shareholders’ meeting the company will pay dividends within a period of sixty (60) days from the date when declared and, in any event, within the fiscal year.

The proposal approved by the Board of Directors of the Company has the purpose of conferring transparency on the structure of remuneration to the shareholders, in view of the financial strategy of the Company and the efficiency of its administrative and financial costs, and if approved by the shareholders of the Company will be applicable also to the payment of interest on equity to be resolved by the Board of Directors held on March 27, 2013.

For these reasons, management recommends its unrestricted approval.

5.2. TO APPROVE the Long-Term Incentive Plan relative to fiscal year 2013.

(Pursuant to Article 13 of CVM Instruction 481)

Long Term Incentive Plan – Investments of Units – (“Plan”)

Stock Option Plan

1. Provide a copy of the proposed plan

Exhibit I.1

2.     Inform the principal characteristic of the proposed plan, identifying:

a.      Potencial beneficiary

For the purposes of this Plan, shall be eligible members of the Executive Board, and employees in key positions on the Company. Members of the Board of Directors shall only participate in the Plan if hold positions in the Executive Board.

b.      Maximum number of options to be granted

	Board of Directors	Board of Executive Officers, Keys and Professional Positions
	Long Term Incentive Plan	Long Term Incentive Plan
Maximum number of options to be granted	0	15,200.000

c.         Maximum number of shares covered by the plan

	Board of Directors	Board of Executive Officers, Keys and Professional Positions
	Long Term Incentive Plan	Long Term Incentive Plan
Maximum number of options to be granted	0	15,200.000

d.        Acquisition conditions

The amount of Units exercisable by the participants shall be determined according to the result of the determination of the performance parameter of the Company: Total Shareholder Return ("TSR") and may be reduced, if failure to achieve the goals of reducing Return on Risk-Adjusted assets ("RORWA") (comparison between realized and budgeted in each year) as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the plan to acquire a position to exercise the corresponding options.

e. Detailed criteria for setting the exercise price

The exercise price of options, to be paid by participants for the subscription of  Units shall be the average closing price of the 20 days preceding the grant date, excluding the grant date. The exercise price shall be adjusted due to: bonus in share/Unit, split or reverse stock split promoted by the Company, or corporate reorganizations.

          f. Criteria for setting the exercise period

The acquisition of the right to exercise the options (“vesting”) shall occur on 06/30/2016, ie, 42 months after the start of calculation parameters performance. The exercise period is 24 months after vesting ir from 06/30/2016 to 06/30/2018.

g.      Form to liquidation the options

Units shall be charged in by the difference between the closing price the date of exercise and the "Stricker Price" is already net of IRPF.

h. Criteria and events that, when checked, will cause the suspension, modification or termination of the plan

Every relevant legal change regarding the regulation of corporations and/or the tax effects applicable to the Company and participants can lead to partial or full revision of the Plan, or even suspension or termination, at the discretion of the Board of Directors. Additionally, in case of disposal directly or indirectly, by controlling the Company, either through a single transaction or series of transactions by means of number of shares involving a change of control of the Company under the Regulation of Level 2, the Board of Directors may, at its sole discretion, approve the options are released to be exercised in whole or in part by the participant.

The Board of Directors shall establish special rules that allow the shares under the options to be sold in a takeover bid. The Company’s Board of Directors shall also establish the final amount of Base Units Calculation of Participants to the beginning of the period of investment on June 30, 2016, which may be established through percentage for each individual participant, if necessary; applied on the initial amount of Base Units Calculation 3 in the following cases:

(a) unsatisfactory financial performance of the Company;

3 The amount of Units that will form the basis for Calculating the Final Number of Units.

(b) breach of internal rules applicable to the Participant, including but not limited to, political risk management;

(c) substantial change in the financial condition of the Company, except as a result of changes in accounting standards;

(d) significant changes in the Company's net worth, or

(e) injudicious exposure in risk management.

3.  Justify the proposal plan, explaining:

a.      The principal target of the Plan

The Plan has the proposal of payment funds by the Company exclusively for the participants representing investment on Units, each of 55 (fifty five) common shares and 50 (fifty) preferred shares of the Company, in order to:

(a) align the interests of the Company and the participants' views on the one hand, the growth and profitability of the Company and on the other hand, the recognition of the contribution of the participants;

(b) permit the Company to retain participants, offering them as an additional advantage, the opportunity to develop or increase their interest as shareholders of the Company, the terms, conditions and forms of this Plan, and

(c) promote the good performance of the Company and shareholder interests through a long-term commitment by the participants.

b.     The way the Plan contributes to this goal

The plan contributes to the goals mentioned above by encouraging participants to develop their activities so that the Company achieves the best level of indicators linked to the Plan: TSR and RORWA (budgeted and paid), and compliance with internal rules applicable to participants.

c.      How does the Plan is included on the Company´s remuneration policy

The Plan is a key strategy on the Company's compensation because it acts as an efficient instrument of recognition, motivation and retention of participants in the short, medium and long term.

d.      How does the Plan aligns the interests of the beneficiaries and the Company´s short, medium and long term

The Plan aligns the interests of participants and the Company's short, medium and long term, since the only options are exercised and the shares received if the Company's strategic objectives are consistently met during his lifetime.

Importantly, the Total Shareholder Return (TSR) compared to competitors is the main indicator of the Plan and is directly linked to the interests of shareholders.

4. Estimate the costs arising from the Company's Plan, according to accounting rules that address this matter.

Total Estimated Cost of the Plan is R$ 52 million.

EXHIBIT I

COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL CONDITION OF THE COMPANY

(As per sub-paragraph III of Article 9 of CVM Instruction 481)

Item 10 of Annex 24 of CVM Instruction 480 - Reference Form

10.1. The directors must comment on:

a. general financial and equity conditions

Santander Brasil is the third biggest private bank in Brazil, with a market share in assets of 7.9%, according to data from the Central Bank of Brazil of September 2012, and the only international bank ranked among the five biggest banks in Brazil. The operations are located in the entire Country and are strategically concentrated in the South and Southeast regions, which represent approximately 72% of IGP.

Information contained in this document are based on the Consolidated Financial Statements of Santander Brasil, prepared according to IFRS (International Financial Reporting Standards), except when otherwise indicated.

• Net profits in 2012 were R$5,459 million, a decrease of 29.6% (or R$2,297 million) in reference to R$7,756 million for the year of 2011.

• Assets of R$421,085 million, with an increase of 5.3% in twelve months.

• Credit to clients of R$210,741 million, with an increase of 8.5% in twelve months.

• Saving Deposits reached R$26,857 million, an increase of 15.3% in twelve months.

• Average adjusted shareholders’ equity totaled R$52,979 million (excluding share premium of R$27,218 million).

• The Basel ratio (excluded the effect of premium, as determined by the international rule) in 2012 reached 17.7%, with a decrease of 2.5 p.p. in twelve months. Considering the premium, the Basel ratio reached 20.8%, a decrease of 4.0 p.p. in the year.

• The current account client base (active and non-active accounts, according to the Central Bank criteria) totaled 20.8 million.

• Santander Brasil has a solid distribution platform, which in December 2011 totaled: 2,407 branches, 1,381 PABs and 17,793 automatic teller machines.

The premium adjusted return on net worth reached 16.2%, a decrease of 0.7 p.p. in twelve months.

The general expenses (administrative + personnel) amounted to R$13,204 million in the aggregate in 2012, an increase of 6.7% in twelve months. The administrative expenses totaled R$6,077 million in the aggregate in 2012, an increase of 6.1% in twelve months, and the expenses with personnel added R$7,127 million in 2011, an increase of 7.3% in the same comparison period.

The credit portfolio totaled R$210.741 million in December 2011, with an increase of 8.5% or R$16.557 million. In twelve months, the segment of Individuals has show a growth of 10.8% and 25.6% for the Legal Entities segment.

Million of R$	2012	2011	Var. (%)	2010
Individuals	70,277	63,413	10.8%	50,981
Financing to consumer	29,566	30,459	-2.9%	26,969
Legal Entities	110,899	100,312	10.6%	82,608
Total	210,741	194,184	8.5%	160,558

Total offer, including from clients and investment funds reached R$333,940 million in December 2012, with an increase of 8.1% as compared to the same period in 2011.

Collection (Million of R$)	2012	2011	Var. (%)	2010
Cash deposits	13,585	13,561	0.2%	16,131
Saving deposits	26,857	23,293	15.3%	30,304
Long-term deposits	84,586	83,942	0.8%	68,916
Debentures/LCI/LCA[1]	48,657	39,787	22.3%	37,892
Financial Bills	25,320	19,925	27.1%	6,639
Client acquisition	199,005	180,508	10.2%	159,882
Funds	134,935	128,397	5.1%	121,604
Total	333,940	308,905	8.1%	281,486
1. Matched operations guaranteed by debentures, Real Estate Credit Bills and Letters of Agricultural Credit.

Santander Basil’s strategy is based on following objectives:

✓  To be the best bank in service quality, supported by the operational efficiency of the technological platform;

✓  To improve the service to clients, through the quality of services provided and infrastructure;

✓  To improve the relationship in every client segment, becoming the first bank of its clients;

✓  To increase the businesses in main segments for Santander Brasil, with SMEs, card issuer, acquiring business, real estate credit, financing of vehicles and insurance;

✓  To take all the opportunities to offer products and services for different segments;

✓  To continue constructing and strengthening the brand Santander in Brazil, entering to the TOP 3 ranking of financial brands;

✓  To keep a safe position in managing risks;

Santander Brasil shares global best practices of Grupo Santander Spain, thus differentiating its business model, which bases are oriented according to 5 main drives: 1) Oriented to the client; 2) Global brand; 3) Cost efficiency; 4) Conservative risk management; and 5) Solvency.

With a Basel ratio of 20.8%, Santander Brasil is the most capitalized bank among the biggest retail banks; it counts with wide solvency levels and coverage, having funding and capital independency in reference to its Controlling Shareholder. For these and other reasons the magazine Bloomberg Markets considered it as the 11th most sound bank in the world, and rated it the 1st among the Brazilian banks.

According to the strategy of becoming the best and most efficient universal bank in Brazil, several improvements were implemented, including:

•         Optimization of the credit analysis processes, generating more agility and autonomy in the for the service network;

•         Simplification of the documentation process, providing faster answers for real estate credit;

•         Increase of the number of channels to access Santander Móvel.

All these actions are aligned with the mission announced by Santander Brasil: “Having the preference of our clients for being a simple and safe bank, efficient and profitable, which is constantly seeking to improve the quality of everything it does, with a team that enjoys working together in order to achieve general recognition and confidence.” Some positive results can already be seen. Santander Brasil has been significantly improving its position in the ranking of complaints with the Central Bank, going from the 2nd place in December 2011 to the 5th in December 2012.

Another fact that is worth mentioning is the recognition of Santander Brasil action in the area of sustainability. The strategy, based in three building blocks: Social and Financial Inclusion, Education and Management in Social and Environmental Business, was recognized by the market. In September, Santander Brasil was selected as the greenest company in the category "Financial Institution", and was ranked among the 20 companies with best environmental practices by the Prêmio Época Empresa Verde, promoted by Editora Globo. And in October, Santander Brasil was selected the greenest company of the world by the North-American magazine Newsweek, in the fourth edition of the Green Rankings 2012: Global Companies.

b. capital structure and possibility of redemption of shares or quotas, designating:

     i. cases of redemption

     ii. formula for calculation of the amount of the redemption

Net Equity

The Extraordinary General Meeting held in April 27, 2010 approved a capital increase in the amount of R$22.130, without issuance of new shares, upon the incorporation of capital reserves, which was approved on June 24, 2010 by the Central Bank.

In thousands of BRL	2012	2011	2010
Capital Stock	62,634,585	62,634,585	62,634,585
Reserves	14,752,052	9,950,144	6,094,885
Treasury shares	(170,562)	(112,768)	-
Accrued at year-end attributable to parent company	5,448,660	7,747,925)	7,382,093
Less: dividends and remuneration	(2,670,000)	(3,175,000)	(3,540,000)
Adjustment at market value	1,502,116	968,146	783,755
Interest in non-controlling companies	249,260	18,960	8,076
Total Shareholders’ Equity	81,566,11	78,031,992	73,363,394

	2012	2011	2010
Capital Structure
Total liabilities(1)	339,518,852	321,854,090	301,299,289
Total shareholder's equity	81,566,111	78,031,992	73,363,394
Total Liabilities and Shareholder’s Equity	421,084,963	399,886,082	374,662,683

(1) Santander Brasil principal fundraising source are the deposits, because it is primarily a commercial bank. These deposits, combined to the capital and other similar instruments, allow Santander Brasil to cover most liquidity requirements. The functions of control and administration involve planning fundraising requirements, structuring of fundraising sources to achieve an adequate diversification in terms of maturities, instruments and markets, as well as the establishment of contingency plans (more details in item 10.1.f.).

Regulatory Capital – Basel Ratio

According to global policies of capital management of Grupo Santander Espanha, each unit must be self-supporting in terms of capital. Therefore, Santander Brasil uses primarily third-party resources independently of any other entity of the Grupo Santander Espanha.

Financial institutions are required to maintain a Reference Assets that are compatible with the risks of their activities, which must be higher than a minimum of 11% of Required Assets. As of July 2008, new rules were in force to measure the regulatory capital by the Second Basel Framework, with a new measurement methodology, analysis and administration of credit and operational risks. This ratio must be calculated as consolidated, according to following demonstration:

In thousands of BRS	2011	2010	2009

Adjusted Level I Reference Assets	65,213,301	64,759,590	64,428,471
Level II Reference Assets	5,069,813	6,642,092	7,433,493
Adjusted Reference Assets (Levels I and II)	70,283,114	71,401,682	71,862,234
Required Reference Assets	37,131,442	31,701,580	27,799,273
Adjusted Credit Risk Portion (3)	32,409,974	28,761,446	25,630,512
Market Risk Portions (4)	2,951,238	1,219,396	706,803
Operational Risk Portion	1,770,230	1,720,738	1,461,958
Basel Ratio II (2)	20.8%	24.8%	28.4%

(1) Amounts calculated based on consolidated information by financial institutions (Financial Conglomerate).
(2) For the Individual Portfolio, Circular nº 3,515 of 12/03/2010 introduced a risk weighting of 150% for credit operations above 24 months, allowing some exceptions, given the type of operation, term and related guarantees. However, in 11/11/2011, Central Bank revoked Circular nº 3,515 and issued Circular nº 3,563, which requires the application of 150% weighting for vehicle financing operations, reduces the risk weighting for consigned credit contracted up to July 2011 from 150% to 75% or 100%, and increases the risk weighting to 300% for consignated credit operations and personal credit without specific purpose with maturity above 60 months and contracted as of November 14, 2011.
(3) Includes the portions for market risk exposure subject to variations of the rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rates (PJUR1/PJUR4), of commodities prices (PCOM), of the price of shares classified in the negotiation portfolio (PACS) and portions for gold exposure, foreign exchange and operations subject to foreign exchange variation (PCAM).
(4) Ignoring the effect of premium referring to incorporation of Banco Real and AAB Dois Par shares, the Basel II ratio is 17.7% (2011 - 20.2%).

Capital Adjustment and Leverage

The Central Bank supervises the Brazilian banking system in accordance with the Basel Committee guidelines and other applicable regulations, including the Basel II Accord, which is currently being implemented, according to the Notices 12,746, dated December 9, 2004, 16,137, dated September 27, 2007 and 19,028, dated October 29, 2009. The banks provide the Central Bank with the information necessary for it to perform its supervisory functions, which include supervising the movements in the solvency or capital adequacy of banks.

The main principle of the Basel Accord as implemented in Brazil is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

On December 16, 2010, the Basel Committee on banking supervision issued its new Basel III framework. The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. On January 7, 2013, amendments to the liquidity coverage ratio as a minimum standard were issued by the Basel Committee to ensure that banks hold sufficient liquid assets. Such amendments include (i) revisions to the definition of high quality liquid assets and net cash outflows, (ii) a timetable for phase-in of the standard; (iii) a reaffirmation of the usability of the stock of liquid assets in periods of stress; and (iv) an agreement for the Basel Committee to conduct further work on the interaction between the liquidity coverage ratio and the provision of central bank facilities. The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating. Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

On February 17, 2011, the Central Bank enacted Notice 20,615 containing preliminary guidance and the schedule for the implementation of Basel III in Brazil. It is intended that the higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards will be implemented in Brazil in line with the international schedule. Basel III complements existing rules, creating new parameters for absorption of greater system-wide risk to the banking system as the result of a build-up of excess credit growth in the jurisdiction. The Basel ratio would be increased from the current 11.0% to the maximum of 13.0%. The total ratio will be calculated by the sum of three parts: the Regulatory Capital (Patrimônio de Referência), the Conservation Capital (to assist the absorption of losses) and the Countercyclical Capital (to deal with risks of the macroeconomic environment).

The Regulatory Capital will continue to be composed by two tiers. Tier 1 capital will have a 6.0% floor, divided into two portions: common equity (corporate capital and profit reserves) of at least 4.5% and additional equity (hybrid debt and capital instruments authorized by the Central Bank). Current hybrid instruments and subordinated debt approved by the Central Bank as additional capital or Tier 2 are expected to be maintained if they also comply with Basel III requirements, including the mandatory conversion clauses into equity or write-off rules as directed by the Basel Committee. If such instruments do not comply with Basel III rules, there will be an estimated yearly deduction of 10.0% on the nominal value of such instruments, starting as from January 1, 2013.

The Basel III rules also provide for new metrics for the analysis of banks. The leverage ratio prevents the banks from entering into transactions exceeding a ratio calculated by the division of the Tier 1 capital by bank’s total exposure. Such leverage ratio will be capped at 3.0% of the risk-weighted assets as from 2018. The liquidity ratios of short and long term shall control the cash funds of the banks (for example, obligation to maintain liquid assets for stress scenarios of the financial system for 30 days and funding with solid and stable capital).

The following table presents an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected with respect to Basel III, as indicated by the Central Bank, as per Notice 20,615:

Parameters	January 1, 2013	January 1, 2014	January 1, 2015	January 1, 2016	January 1, 2017	January 1, 2018	As from January 1, 2019
Common Equity	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	11.0%	9.9%	9.3%	8.6%	8.0%
Conservative Capital	-	-	-	0.6%	1.3%	1.9%	2.5%
Countercyclical Capital	-	Up to 0.6%	Up to 1.3%	Up to 1.9%	Up to 2.5%	Up to 2.5%	Up to 2.5%

Basel III was recently implemented in Brazil through the issuance of several enacting rules and regulations published by the relevant authorities, as further described below.

By means of Provisional Measure 608, issued by the President of the Republic on February 28, 2013, the Federal Administration determined that financial institutions and other institutions authorized to operate by the Central Bank may identify presumed credits based on the allowances for loan losses in each calendar year, whenever such credits arise, from temporary differences resulting from allowances for loan losses existing in the preceding calendar year, and from the balance of the accrued fiscal losses of the preceding calendar year.

Pursuant to Provisional Measure 608, new rules were also issued concerning financial bills to adapt them to the Basel III framework, as well as the possibility for the Central Bank to limit payment of dividends by financial institutions if they disregard the prudential requirements defined by the CMN.

The CMN has published Resolutions 4192, 4193, 4194 and 4195, all dated March 1, 2013, which detail the new rules for determining the regulatory capital of financial institutions and certain minimum capital requirements. A set of fifteen new circular letters issued by the Central Bank supplements the rules, and establishes the procedures for determining the risk-weighted assets (RWA). Some of the new rules set forth by the Brazilian regulatory authorities include the following:

(i) new methodology for determining regulatory capital, with the adoption of minimum requirements of regulatory capital, Tier 1 and Principal Capital, and inclusion of Additional Principal Capital. The Additional Principal Capital corresponds to the conservation (fixed) and counter cycle (variable) buffers established pursuant to Basel III rules, which represent the accumulation of additional capital reserves to be used in periods of stress. After a transition period, the Central Bank will determine the exact percentage of Additional Principal Capital from a range between 2.5% to 5.0% of the RWA;

(ii) eligibility rules for Tier 1 and Tier 2, including mandatory conversion rules (delivery of equity in payment) and write-off rules;

(iii) new restrictions in respect of the acceptance of financial instruments which are not capable of effectively absorbing losses and the deduction of assets which may affect the value of the capital due to its low liquidity, dependence on future profits or difficulty to measure its value; and

(iv) independent requirements that must be continuously observed by financial institutions, including: (a) 4.5% of Principal Capital, composed mainly of shares, quotas, reserves and earned income; (b) 6.0% of Tier I, which is composed of Principal Capital and other instruments capable of absorbing losses with the financial institutions; and (c) 8.0% of total regulatory capital, which is composed of Tier I and other subordinated instruments capable of absorbing losses as of termination of the institution.

The implementation of the new capital structure in Brazil begins on October 1, 2013 and shall follow the agreed international timeframe until conclusion of the process, on January 1, 2022. Changes regarding the capital identification for credit risk that do not result in additional capital and that can easily be implemented by the institutions became effective as of the issuance of the new rules. The revocation of some of the regulations will be effective as of October 13, 2013.

Provisional Measure 472, enacted on December 15, 2009 and converted into Law 12,249 of June 11, 2010, established the concept of the financial bill (letras financeiras), which was a new funding alternative for financial institutions that can be characterized as subordinated debt or a hybrid instrument of capital for purposes of capital adequacy rules. CMN Resolution 3,836 of February 25, 2010, established its minimum term of 24 months and minimum denomination of R$300,000. However, on August 23, 2012, the Central Bank enacted Resolution 4,123 (“Resolution 4,123”), which revoked Resolutions 3,836, and 3,933, dated December 16, 2010, and amended and restated the rules applicable to financial bills (letras financeiras) to be issued by certain types of Brazilian financial institutions. Pursuant to Resolution 4,123, the minimum unitary face value of the financial bills without subordination clause was reduced from R$300,000 to R$150,000. The R$300,000 threshold was maintained in respect of financial bills with a subordination clause. In addition to other provisions, the new Resolution sets forth that financial bills with terms exceeding 48 months and not remunerated by the interfinancial deposit rate may be repurchased or resold before maturity if certain conditions are observed. CVM Ruling 488, enacted on December 16, 2010, established the procedures for public distribution of financial bills, by means of a program with multiple series that may be issued from time to time. Provisional Measure 608, enacted on February 28, 2013, introduced new rules on financial bills to adapt it to the Basel III framework.  The following main features were added to the financial bill:

•         Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer (financial institution), and is subject to the rules indicated below. The issuance of financial bills convertible into equity is subject to the preemptive right of shareholders, except in case of public offering and other exceptions established in the regulations;

•         In case the financial bills will be part of the regulatory capital of the financial institution, suspension of payment of interest in case of non-compliance with capital prudential rules. In addition, in accordance with Basel III rules, and in order to preserve the regular functioning of the financial system, the Central Bank may determine the conversion into equity or extinction of the debt (write-off), and these decisions shall not be considered an event of default; and

Financial bills may include as early maturity events an event of default on the payment of the remuneration of the bill or the dissolution of the financial institution.

Other Information

Santander Brasil, in order to adequately manage its capital and foresee future needs of the many phases of business cycle, makes projections for regulatory and economic capital, based on financial projections (Balance Sheet, Income Statements and others), and on macroeconomic scenarios estimated by the economic research area.

In operations of sale or transfer of financial assets the conditions and characteristics of operations are analyzed for adequate evaluation and classification of risk management and benefit retention.

More details of the structure of credit risk management may be obtained in the public access report, available in the electronic address www.santander.com.br/ri.

c. ability to pay the financial obligations

The Management Board understands that the Company shows financial and equity conditions sufficiently adequate for the payment of their assumed obligations.

The administration of Company's creditworthiness is made dynamically through the implementation of limits and control models, approved and supervised by the Financial Committee, which operates according to directives and procedures established by Grupo Santander Espanha and the Central Bank. The control and management of the creditworthiness are made through the analysis of cash flow positions, structural liquidity and simulations of potential losses of resources under stress scenarios. Also, a plan is prepared containing funding requirements that consider the best structure for the funding sources, in order to achieve the necessary diversification in terms of maturities, instruments and markets, as well as the establishment of contingency plans. These controls, together with the maintenance of a minimum liquidity margin, guarantee sufficient resources to honor client deposits and other obligations, to give loans and financing to clients, fulfill the specific needs of working capital for investment and to cope with eventual risks related to liquidity crisis.

Santander Brasil actively administers the risks intrinsic to the activity of commercial bank, such as structural risks of interest rates, liquidity and foreign exchange rates. The objective of the financial management is to turn the net income with interests from commercial activities more stable and recurring, maintaining adequate levels of liquidity and solvency. Financial management also analyses the risk of structural interest rate derived from the divergences between the maturities and review of assets and liabilities in each currency operated by Santander Brasil.

Following table shows the intervals between the pricing dates of financial assets and liabilities with different maturity dates, on December 31 2012 (liquidity position):

							2012	2011	2010
In thousands of Reais	At sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total

Assets:
Cash and balances with the Central Bank	38,198,101	10,205,643	7,131,496	-	-	-	55,535,240	65,938,003	56,800,151
Debt instruments	-	5,607,527	6,430,543	19,424,651	36,226,923	2,395,434	70,085,077	68,891,257	62,256,227
Equity Instruments	2,631,705	-	-	-	-	-	2,631,705	2,130,575	22,435,327
Loans and other amounts with credit institutions	10,578,691	7,475,012	3,585,485	1,260,606	-	7,018,403	29,918,197	19,689,674	22,998,216
Loans and advances to customers, gross	9,532,378	57,727,291	55,012,123	51,713,899	12,465,248	24,289,730	210,740,669	194,184,437	160,558,323
Total	60,940,875	81,015,473	72,159,647	72,399,156	48,692,171	33,703,567	368,910,889	350,833,946	325,048,244
Liabilities:
Financial liabilities at amortized cost:

Deposits from Central Bank and deposits from credit institutions	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	51,527,021	42,391,572
Customer deposits	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	174,473,891	167,949,201
Securities obligations	-	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	38,590,423	20,086,645
Subordinated debts	-	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	10,908,344	9,695,105
Other financial liabilities	254,666	16,795,033	61,924	264,858	-	-	17,376,481	15,952,007	13,218,248
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	291,451,687	253,340,771

Difference (assets and liabilities)	19,156,788	(1,750,388)	14,234,625	(14,913,214)	19,097,000	26,109,872	61,934,683	59,382,259	71,707,473
(*) It does not include derivative financial instruments.

Following table shows the assets and liabilities by national currency and foreign currency, in December 31, 2012, 2011 and 2010 (currency position).

	National	Foreign	2012	2011	2010
Thousands of Reais	Currency	Currency	Total

Financial Assets:
Cash and balances with the Central Bank of Brazil	55.425.928	109.312	55.535.240	65.938.003	56.800.151
Debt instruments	870.531	69.214.545	70.085.076	68.891.257	62.256.227
Equity instruments	2.414.328	217.377	2.631.705	2.130.575	22.435.327
Loans and amounts due from credit institutions	21.803.005	8.190.398	29.993.403	19.751.341	22.998.216
Loans and advances to customer, gross	178.588.303	18.185.994	196.774.297	194.184.437	160.558.323
Total	259.102.095	95.917.626	355.019.721	350.895.613	325.048.244

Financial Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	19.385.341	15.688.285	35.073.626	51.527.021	42.391.572
Customer deposits	186.303.144	2.291.786	188.594.930	174.473.891	167.949.201
Marketable debt securities	39.267.849	14.744.169	54.012.018	38.590.423	20.086.645
Subordinated liabilities	11.919.151	-	11.919.151	10.908.344	9.695.105
Other financial liabilities	16.700.357	676.124	17.376.481	15.952.008	13.218.248
Total	273.575.842	33.400.364	306.976.206	291.451.687	253.340.771

Difference (assets and liabilities)	(14.473.747)	62.517.262	48.043.515	59.443.927	71.707.473

(*) Not includes derivatives financial instruments.

Information referring to the sensitivity analysis of operation portfolios and banking generated by corporate systems of Santander Brasil and the structure of risk management are available in items 10.2 b and c.

d. sources of financing of working capital and for investment in non-current assets that were used

Described in item 10.1.f.

e. sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

Described in item 10.1.f.

f. levels of indebtedness and the characteristics of such debts, describing also:

     i. relevant loan and financing agreements

     ii. other long-term relationships with financial institutions

     iii. level of subordination between the debts

     iv. any restrictions imposed on Santander Brasil, particularly in relation to limits of indebtedness and contracting of new debts, to distribution of dividends, to sale of assets, to issuance of new securities and to the sale of equity control

Santander Brasil primary resource sources are local deposits in the modalities demand, savings and long-term, aligned with other Brazilian banks, as well as fundraising in the open market – own securities and Federal Government securities with buy back commitment ("repurchase agreements").

Santander Brasil also has deposits with credit institutions referring to debt facilities to exportation and importation with bankers abroad, to be applied in commercial foreign exchange operations, referring to discount of facility agreements, and on lending obligations in the Country – official institutions according to operational policies of BNDES System.

Santander Brasil has issuances of instruments of indebtedness in the local market through (i) letters of agribusiness credit, which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions, related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the Agribusiness production chain; (ii) real estate credit bills, referring to credit rights originated from real estate transactions; and (iii) (iii) financial bills, long-term credit securities, and registered, transferable and negotiable securities.

The external issuances of securities in foreign currency include bills and other securities (Eurobonds and Structured Notes) and securitized bonds - securitization operations involving the disposal of rights, securities and interests in some of our rights to payments of certain payment orders in foreign currency (the disposal of such diversified payment rights is made to a specific purpose corporation, which finances their purchases through bond issue).

Santander Brasil uses subordinated debt instruments in its fundraising structure, represented by securities issued according to the rules of Central Bank, which are used as Reference Assets – Tier 2, in order to form the operational limits, including Subordinated CDBs, deposit certificate issued by Santander Brasil in the local market, in several issuances, at interest rates updated by CDI or IPCA.

The compositions of obligations on December 31, 2012, 2011 and 2010 of Santander Brasil are described below:

In thousands of BRL	2012	2011	2010

Deposits of the Central Bank of Brazil and Deposits of credit institutions	35,073,626	51,527,021	42,391,572
Demand Deposits	47,763	133,567	344,072
Long-term deposits (2)	26,077,164	27,022,696	28,867,406
Repurchase agreements	8,948,699	24,370,758	13,180,094

Deposits from clients	188,594,930	174,473,891	167,949,201
Current accounts (1)	13,585,488	13,561,003	16,131,836

Saving accounts	26,856,910	23,293,434	30,303,463
Long-term deposits	84,586,047	83,941,820	68,916,301
Repurchase agreements	63,566,485	53,677,634	52,597,601

Obligations by bonds and securities	54,012,018	38,590,423	20,086,645
Real Estate Credit Bills – LCI (3)	11,236,843	8,550,108	7,614,891
Eurobonds and other securities	13,049,920	6,539,765	3,351,137
Financial bills (4)	25,320,186	19,926,031	6,638,936
Securitization notes - MT100 (5)	2,236,089	2,152,543	1,577,181
Agribusiness Credit Bills - LCA	2,008,472	1,341,232	904,500
Debentures (6)	160,508	80,744	-

Subordinated debts	11,919,151	10,908,344	9,695,105
Other financial liabilities	17,376,481	15,952,008	13,218,248
Total	306,976,206	291,451,687	253,340,771

(1)  Non-interest-bearing accounts.

(2) Includes operations with credit institutions resulting from debt facilities to exportation and importation, on lendings in the country (BNDES and Finame) and from abroad, and other foreign debt facilities.

(3) LCIs are real estate-backed fixed income securities and secured by mortgage or by fiduciary title of real estate. On December 31, 2012 they have maturities from 2012 to 2016.

(4) Main characteristics of financial bills are minimum maturity in two years, minimum par value of R$300, and permitted early redemption of only 5% of the amount issued. On December 31, 2012 they have maturities from 2013 to 2018.

(5)  Issuance of bonds linked to the right to receive future flows of receivable payment orders from corresponding banks abroad.

(6) Debentures issued by controlled company MS Participações Societárias S.A. in three series (November 2011 – R$82.122, March 2012 – R$47.592 and May 2012 – R$33.732) with remuneration indexed by CDI + 1.77% per year and maturity on November 21, 2012.

Following table shows the detailed composition of Eurobonds and other securities:

In thousands of Reais	Issuance	Maturity	Currency	Interest Rate (p.a.)	2012	2011	2010

Eurobonds	March 2011	March 2014	R$	Libor + 2.1%	2,452,473	2,252,536	-
Eurobonds	April and November, 2010	April 2015	US$	4.5%	1,740,005	1,617,341	1,447,210
Eurobonds	January and June, 2011	January 2016	US$	4.3%	1,741,878	1,608,424	-
Eurobonds	November 2005	November 2013	R$	17.1%	333,182	333,182	471,849
Eurobonds	June 2011	December 2014	CHF (2)	3.1%	335,749	300,803	-
Eurobonds	December 2010	December 2011	US$	Zero Coupon	-	-	730,948
Eurobonds	February and September 2012	February 2017	US$	4.6%	2,806,547	-	-
Eurobonds	October 2012	January 2013	US$	Zero Coupon	630,533	-	-
Eurobonds	December 2012	June 2013	US$	Zero Coupon	591,958	-	-
Eurobonds	April 2012	April 2016	CHF	3.3%	343,275	-	-
Eurobonds	October 2012	April 2013	US$	Zero Coupon	217,196	-	-
Eurobonds	November 2012	November 2013	US$	Zero Coupon	214,794	-	-
Others					1,642,330	427,479	701,130
Total					13,049,920	6,539,765	3,351,137
(1) Bound to Credit Notes “Indexed Linked Credit Event Notes". (2) Swiss Franc.

The composition of "Securitization notes - MT100" is as follows:

In thousands of Reais	Issuance	Maturity	Currency	Interest Rate (p.a.)	2012	2011	2010

Series 2004-1 (1)	September 2004	September 2011	US$	5.5%	-	-	33,457
Series 2008-1 (1)	May 2008	March 2015	US$	6.2%	212,565	265,203	294,133
Series 2008-2 (1) (2)	August 2008	September 2017	US$	Libor (6 months) + 0.8%	820,758	753,126	668,916
Series 2009-1 (1) (3)	August 2009	September 2014	US$	Libor (6 months) + 2.1%	69,730	94,494	83,924
Series 2009-2 (1) (4)	August 2009	September 2019	US$	6.3%	103,967	95,435	84,771
Series 2010-1 (1) (5)	December 2010	March 2016	US$	Libor (6 months) + 1.5%	513,993	471,594	411,980
Series 2011-1 (1) (6)	May 2011	March 2018	US$	4.2%	206,758	189,790	-
Series 2011-2 (1) (7)	May 2011	March 2016	US$	Libor (6 months) + 1.4%	308,318	282,901	-
Total					2,236,089	2,152,543	1,577,181

(1) Charges paid bi-annually.

(2) Principal shall be paid in 6 bi-annual installments as from March 2015 (the term of this series was extended in three years in August 2011).

(3) Principal shall be paid in 6 bi-annual installments as from March 2012.

(4) Principal shall be paid in 14 bi-annual installments as from March 2013.

(5) Principal shall be paid in 7 bi-annual installments as from March 2013.

(6) Principal shall be paid in 9 bi-annual installments as from March 2014.

(7) Principal shall be paid in 5 bi-annual installments as from March 2014.

Following table shows the detailed composition of subordinated debts:

In thousands of Reais	Issuance	Maturity (1)	Amount (in million)	Interest Rate	2012	2011	2010

Subordinated CDB	June 2006	July 2016	R$1,500	105.0% CDI	3,048,617	2,801,102	2,495,990
Subordinated CDB	October 2006	September 2016	R$850	104.5% CDI	1,649,313	1,516,018	1,351,627
Subordinated CDB	July 2007	July 2014	R$885	104.5% CDI	1,553,537	1,427,982	1,273,137
Subordinated CDB	April 2008	April 2013	R$600	100.0% CDI + 1.3%	1,010,620	920,870	814,922
Subordinated CDB	April 2008	April 2013	R$555	100.0% CDI + 1.0%	929,321	848,876	753,066
Subordinated CDB	July 2006 to October 2006	July 2016 to July 2018	R$447	104.5% CDI	895,314	822,956	733,718
Subordinated CDB	January 2007	January 2013	R$300	104.0% CDI	561,379	516,217	460,494
Subordinated CDB	August 2007	August 2013	R$300	100.0% CDI + 0.4%	524,743	482,026	430,041
Subordinated CDB	January 2007	January 2014	R$250	104.5% CDI	469,107	431,194	384,437
Subordinated CDB	May 2008 to June 2008	May 2013 to May 2018	R$283	CDI (2)	461,792	422,628	374,705
Subordinated CDB	May 2008 to June 2008	May 2013 to June 2018	R$268	IPCA (3)	494,490	431,919	372,952
Subordinated CDB	November 2008	November 2014	R$100	120.5% CDI	161,101	146,183	128,062
Subordinated CDB	February 2008	February 2013	R$85	IPCA +7.9%	159,817	140,373	121,954
Total					11,919,151	10,908,344	9,695,105

(1) Subordinated CDBs issued by Santander Brasil have remuneration paid at the end of maturity term together with the principal.

(2) Indexed from 109% to 112% of CDI, plus interest of 1.2% per year to 1.5% per year

(3) IPCA indexed plus interest of 8.3% per year to 8.7% per year.

Following table shows the composition of obligations of Santander Brasil per maturity term:

							2012	2011	2010
In thousands of Reais	At sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total

Financial liabilities at amortized cost:
Deposits to Central Bank and credit institutions	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	51,527,021	42,391,572
Customer deposits	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	174,473,892	167,949,201
Securities obligations	-	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	38,590,424	20,086,645
Subordinated debts	-	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	10,908,344	9,695,105
Other financial liabilities	254,666	16,795,033	61,924	264,858	-	-	17,376,481	15,952,007	13,218,248
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	291,451,687	253,340,771

g. limits of use of the financing already contracted

Santander Brasil does not have limits for the use of already contracted financing.

h. significant alterations in each item of the financial statements

h.1. Income

In the fiscal year ended on December 31, 2012, Santander Brasil reported a net profit of R$ 5.5 billion, a decrease of 29.6% as compared to the same period in 2011. The losses with financial assets (net) increased 75.6% or R$ 7.094 million in 2012 in reference to 2011, as a result of default increase in 2012.

Our default index reached 7.6% in December 2012, as compared with 6.7% in December 2011.

The credit portfolio showed an increase of 8.5%, reaching R$ 210.7 billion in December 31, 2012, being that such growth was driven by individuals and SMEs. The total deposits were R$ 223,7 billion in the final accounting period of 2012, showing a decrease of 1.0% as compared to same period in 2011.

The Basel ratio of Santander Brasil, at the discretion of the Central Bank, has reached 20.7% in December 31, 2012. Ignoring the premium, the Basel ratio was 17.7%.

The variation in our net profit was primarily the result of following factors:

• Net Income from Interest by the end of December 2012 showed an increase of 13.6% or R$ 3.8 billion as compared the same period in 2011. Such increase was the result of credit operations, particularly for Individuals and SMEs.

• An increase of 5.6%, or R$414 million, in incomes from tariffs and net commissions during the fiscal year ended on December 31, 2012 as compared with the fiscal year ended on December 31, 2011, particularly due to: (1) a growth in the incomes from credit and debit cards, which reflects principally an increase in the tariffs by our acquisition services and also the adoption of a strategy based in innovation and focus on the needs of clients, resulting in an increase of card base and penetration of products; and (2) an increase in incomes from bank tariffs, as a consequence of the growth of our client base. The increases were partially offset by a decrease in the commissions of financing operations to foreign trade.

• The income tax showed a decrease of R$1.103 million in the fiscal year ended on December 31, 2012 as compared to the same period in 2011. In the year ended on December 31, 2012, the appreciation of the North-American dollar in respect to Real in the net worth of our branches abroad, and the negative results from hedge, resulted in lower tax expenses of R$1,437 million as compared to higher tax expenses of R$1,646 million for the same period in 2011. Excluding this effect, the tax expenses were of R$1,489 million and R$2,801 million respectively for 2012 and 2011, particularly due to higher tax amortization of premium (other than those of Banco Real), and lower interests on equity.

• Decrease of R$ 855 million in Provisions (Net) in December, 2012 as compared with the same period in 2011. Provisions include tax provisions, civil and, particularly, provisions for contingencies, resulting in our efforts and initiatives to normalize the contingency levels, particularly contingencies for labor suits.

These positive factors were offset by:

• Increase of 6.7% or R$ 831 million in administrative expenses in December, 2012 as compared with the same period in 2011, due particularly to the increase of labor costs linked to inflation; and the expansion of our network of agencies, with the implementation of 52 new agencies in 2012.

• The losses with financial assets (net) increased 75.6% or R$ 7,094 million in December 2012, as compared with the same period in 2011. Following the evolution of default ratio of the National Financing System, particularly private banks, which started in 2011 and lasted for the entire year of 2012, this trend has also been observed in Santander Brasil, being that the default rate increased from 6.7% in December 2011 to 7.6% in December 2012 (an increase of 89 bps). For Individuals, this increase of the default ratio was principally the result of the increase in the indebtedness level of families (average of 22% in the period from January to October 2012, according to the Central Bank). For Legal Entities, this increase in the default ratio was a result of the lower economic growth and change of mix (higher participation in SMEs segment).

h.1.1 Results of Operations for the year ended on December 31, 2012, as compared with December 31, 2011 and December 31, 2010.

Net Income with Interest

• On December 31, 2012, the net income with interest reached R$ 31.692 million, an increase of 13.6% or R$ 3.790 million as compared to the same period in 2011. Incomes originated from credit operations increased R$ 3.137 million or 14.7% during the year, due to the increase of the average volume of the portfolio in R$24.894 million or 14.5%, which was driven by the operations with Individuals and SMEs.

• The total average of financial reached R$333.2 billion in the year ended on December 31, 2012, an increase of 3.0% or R$9.5 billion as compared to R$323.7 billion in the year ended on December 31, 2011. The main causes for this growth were: (i) increase of R$24.0 billion in loans and advancements to clients, partially offset by a decrease of R$15.1 billion in debt instruments. The net income (meaning the ratio between net income with interest and total average o financial assets) was 9.51% in 2012, a decrease of 0.89 percentage points as compared with 8.62% in 2011.

• The total average of interest-bearing liabilities was R$265.3 billion in the year ended on December 31, 2012, a growth of 8.5% or R$20.9 billion as compared with R$244.4 billion in the year ended on December 31, 2011. This increase resulted particularly from the growth of R$16.3 billion in obligations for securities and R$6.3 billion in client deposits, partially offset by R$3.3 billion in deposits of credit institutions.

• Finally, the rate of remuneration (which is the difference between gross income in interest-bearing assets and the average cost of interest-bearing liabilities) for the year ended in 2012 was 7.9%, 1.67 percentage points above that same rate in 2011, which was 6.4%.

Incomes from equity instruments

• The incomes from equity instruments for the year ended on December 31, 2012 reached R$94.0 million, which is virtually the same level for the same period in the year 2011.

Equity accounting results

• The equity accounting results referring to the fiscal year ended on December 31, 2012 was of R$73,3 million, a growth of R$19 million as compared to R$54,2 million in reference to the fiscal year ended on December 31, 2011. This increase reflects the growth of results of Companhia de Crédito, Financiamento e Investimento RCI Brasil, partially offset by lower results of the Companhia de Arrendamento Mercantil RCI Brasil.

Results from Fees and Commissions

• The Results from Fees and Commissions reached R$ 7,753 million in December 31, 2012, an increase of 5.6% or R$ 414 million as compared with R$ 7,339 million in the same period of 2011. This increase was due particularly to the increase of credit and debit card commissions and bank fees.

• Incomes from credit and debit cards totaled R$1,640 million for the year ended on December 31, 2012, which represents an increase of 26.3% as compared with same period of 2011. This increase was due particularly to the increase of fees by our acquisition services, as well as the adoption of the strategy based on innovation and focus on client needs, resulting in the increase of card base and product penetration. We ended the year with an increase of 22.3% in volume of financial operations as compared with 2011. The base of credit cards showed an increase of 17.5% and the base of debit cards has grown 15.4% in 2012, resulting in 33,8 million cards.

• Incomes from bank fees reached R$ 2,546 million in December 31, 2012, an increase of 3.3% as compared with the same period in 2011. This increase reflects the increase in our client base.

• The following table shows the opening of fees and commission results for the year ended on December 31, 2012.

	Twelve months ended on December 31,
	2012	2011	% Change	Change
	(in million of R$, except percentages)
Bank Fees	2,546	2,465	3.3%	81
Receipt of Services	581	515	12.8%	66
Insurance Sales and Funding	1,620	1,560	3.8%	60
Investment and Pension Funds	1,226	1,204	1.8%	22
Credit Card	1,640	1,298	26.3%	342
Capital Markets	404	419	(3.6%)	(15)
Foreign Trade Financing	336	400	(16.1%)	(65)
Tax on Services	(353)	(364))	(3.1%)	11
Others	(246)	(158))	55.9%	(88)
Total	7,754	7,339	5.6%	414

Gains (Losses) with Financial Assets and Liabilities (Net) plus Exchange Variations (net)

• Gains (losses) with financial assets and liabilities (net) and Exchange Variations for the fiscal year ended on December 31, 2012 had losses of R$170 million, a decrease of R$65 million from the losses of R$235 million in the fiscal year ended on December 31, 2011. The decrease resulted particularly from the appreciation of North- American dollar in respect to Real, and from the hedge effect of investments in our branches abroad. The effect of North-American dollar appreciation in respect to BRL on the net asset of our branches abroad, and the results of hedge caused losses of R$1,437 million, as compared with losses of R$1,646 million for the same period in 2011, offset in same values and expenses with taxes. A hedge position, formed by derivatives, was established in order to mitigate the tax effects and the variation of exchange rate in offshore investments on net profit. Excluding the tax hedge effect of investments in our branches abroad, gains (losses) with financial assets and liabilities (net) and exchange variations were gains of R$1,267 million for the fiscal year ended on December 31, 2012, a decrease of R$144 million in respect to the gains of R$1.411 millions for that same period in 2011. This variation is explained by better results of R$164 millions in Market Making, lower results of R$77 million in operations of derivatives with clients, among others, partially offset by gains of R$141 million in trading positions.

Other Operational Incomes/Expenses

• Other operational incomes/expenses on December 31, 2012 were one expense of R$ 625 million, an increase of R$ 246 million as compared to the same period in 2011 (expense of R$ 379 million). This variation may be explained particularly by the sale of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A. for Zurich in 2011.

• Other operational incomes (expenses) of the fiscal year ended on December 31, 2011 were expenses of R$379 million as compared to expenses of R$348 million in the fiscal year ended on December 31, 2010.

Administrative Expenses

• General expenses for the fiscal year ended on December 31, 2012 were of R$13,204 million, an increase of R$831 million in respect to the expenses of R$12,373 million in the fiscal year ended on December 31, 2011, particularly due to the increase of inflation indexed costs, and the expansion of our branch network, with the addition of 52 new branches in 2012 and 154 new branches in 2011.

• The remuneration, benefits and charges increased R$ 474 million in 2012, particularly due to the impact of the collective labor agreement. This agreement requires certain adjustments in the fixed and variable remuneration indexed according to the official index of inflation (IPCA).

• The following table shows the opening of expenses with personnel:

In thousands of BRL	2012	2011	2010
Direct remuneration	4,318,499	4,191,813	3,731,340
Charges	1,190,899	1,091,585	993,971
Benefits	984,755	865,517	791,361
Pension funds of defined benefit (note 22,b)	42,809	19,460	16,212
Contributions to pension plans of defined contribution	65,062	55,425	49,641
Remuneration based on shares	129,441	95,689	90,461
Training	140,704	115,725	92,974
Other personnel expenses	254,617	208,517	160,216
Total	7,126,786	6,643,731	5,926,176

• Other administrative expenses showed a growth of R$ 348 million as compared with 2011 (R$ 5,729 million), totaling R$ 6,077 million in the fiscal year ended on December 31, 2012. This increase was due to the specialized technical services, data processing, new points of sale and growth of client base, which caused the increase of expenses with infrastructure and services.

• The efficiency index, which is calculated by the ration between total administrative expenses and total incomes, reached 34.0% on December 31, 2012, as compared to the percentage of 35.6% registered in the same period for 2011.

• The inflation adversely affects our expenses with personnel, which are directly or indirectly linked to inflation rates, generally the IPCA and IGP-M. For example, considering the amount of 2012, the variation of each percentage point in inflation, could affect our expenses with personnel and other administrative expenses in approximately R$ 71 million and R$ 59 million, respectively. We try to mitigate the costs associated to inflation through the governance methods focused on efficiency planning, renegotiation of contracts and monitoring committees of expenses that are responsible for the allocation of resources.

• The following table shows the opening of expenses with personnel:

In thousands of BRL	2012	2011	2010
Properties, facilities and materials	1,171,071	1,087,222	965,633
Technology and systems	1,074,557	1,006,015	888,922
Publicity	499,056	493,630	421,643
Communications	573,540	566,083	554,713
Cost allowances and travel expenses	174,667	174,166	150,875
Taxes, except income tax	65,374	58,633	88,833
Surveillance services and value transportation	563,886	521,462	513,325
Insurance premiums	12,003	10,234	8,811
Specialized technical services	1,720,080	1,563,545	1,504,306
Technical reports	377,435	363,525	380,366
Other technical and specialized services	1,342,645	1,200,020	1,123,440
Other administrative expenses	222,628	247,911	207,365
Total	6,076,862	5,728,901	5,304,426

Depreciation and Amortization

•              Depreciation and Amortization on December 31, 2012 reached R$ 1,831 million, an increase of R$ 369 million as compared to R$ 1,462 million registered for that same period in 2011. This variation may be explained by the amortization of our technological systems and expansion of network of branches.

Provisions (Net)

•              Provisions include tax, civil and particularly contingency provisions for labor suits. The provisions (net) totaled R$2,207 millions on December 31, 2012, a decrease of R$ 855 million as compared to R$3,061 million registered in the same period for 2011. This decrease may be mainly explained by lower provisions for contingencies, due to our efforts and initiatives to normalize the level of contingencies, particularly those referring to labor suits.

Losses with Financial Assets (Net)

•              Our extended credit portfolio increased R$22,050 million in the fiscal year ended on December 31,  2012 or 10.2%, as compared with the fiscal year ending on December 31, 2011, while the balance of defaulting credits shows an increase of 22.8% or R$2,984 million. The ratio of defaulting assets and the computable credit risk increased 69 bps in 2012. Losses with financial assets reached R$ 16,476 million on December 31, 2012, an increase of 75.6% (R$ 7,094 millions) as compared to same period in 2011.

•              Our extended credit portfolio increased R$33,635 million in the fiscal year ended on December 31,  2011 or 18.4%, as compared with the fiscal year ending on December 31, 2010, while the balance of defaulting credits shows an increase of 39.8% or R$3,724 millions. The rate of default showed an increase of 91 base points. The expenses net of provision for losses with credits, adjusted in R$550 million of commercial leasing operations (due to a reclassification related to the unification of accounting procedures of leasing operations performed during system integration) increased 6.8% or R$598 million, from R$8,783 million on December 31, 2010 to R$9,382 million in 2011.

•              The following table shows the extended credit portfolio, the balance of defaulting credits, the provision for losses on credits, the rate of default and the coverage ratio for December 31, 2012, 2011 and 2010.

In thousands of BRL	2012	2011	2010
Computable credit risk (1)	238,806,714	216,756,389	183,121,435
Defaulting assets	16,057,134	13,072,693	9,348,648
Provision for non-recoverable assets	14,041,578	11,179,835	9,191,762
Indexes
Defaulting assets X computable credit risk	6.72%	6.03%	5.10%
Coverage ratio (2)	87.45%	85.52%	98.30%

 (1) Computable credit risk is the sum of par values of loans and financings (including defaulting assets, but excluding country risk lending), guarantees and documented credits.

(2) Provisions for losses as a percentage of defaulting assets.

•           Losses with other Assets (Net)

Losses with other assets (net) on December 31, 2012 were R$ 38 million (negative), which represents a decrease of R$1 million, as compared to the amount of losses of R$39 million registered on December 31, 2011, particularly due to lower provisions referring to non-current assets.

Losses with Other Assets (net) for the fiscal year ended on December 31, 2011 totaled R$39 million, which represents an increase of R$18 million, as compared to the amount of R$21 million of losses registered on December 31, 2010, particularly due to smaller provisions referring to non-current assets.

•              Other non-financial gains/losses

Other non-financial gains/losses had gains of R$449 million during the fiscal year ended on December 31, 2012, a decrease of R$3 million on the gains of R$452 million in the fiscal year ended on December 31, 2011. This increase was particularly due to the gains referring to the sale of Zurich Santander Brasil Seguros e Pevidência S.A. and Zurich Santander Brasil Seguros S.A. to Zurich, which resulted in R$424 million. The growth is also a function of a non-operational gain of R$107 million in March 2010 caused by the sale of a fixed asset.

Other non-financial gains/losses had gains of R$452 million during the fiscal year ended on December 31, 2011, a growth of R$312 million on the gains of R$140 million in the fiscal year ended on December 31, 2011. This increase was particularly due to the gains referring to the sale of Zurich Santander Brasil Seguros e Pevidência S.A. and Zurich Santander Brasil Seguros S.A. to Zurich, which resulted in R$424 million. The growth is also a function of a non-operational gain of R$107 million in March 2010 caused by the sale of a fixed asset.

Income Tax

The expenses with income tax include: Income tax, social contribution, PIS and COFINS (which are social contributions due on some incomes net of some expenses). The expenses with income tax reached R$51 million in the fiscal year ended on December 31, 2012, a decrease of R$1,103 million as compared to R$1,155 million of the same period in 2011. In the fiscal year ended on December 31, 2011, the appreciation of North-American dollar in respect to BRL in the net assets of the Cayman branch, and the negative results of hedge, caused the smaller tax expenses of R$1,646 million as compared to higher tax expenses of R$272 million in that same period in 2010. Excluding this effect, the tax expenses were of R$2,801 million and R$2,342 million respectively for 2011 and 2010, particularly as a function of the lower tax amortization of premium (other than Banco Real), and lower interest on equity.

The expenses with income tax reached R$1,155 million in the fiscal year ended on December 31, 2011, a decrease of R$1,459 million as compared to R$2,614 million of the same period in 2010. In the fiscal year ended on December 31, 2011, the appreciation of North-American dollar in respect to BRL in the net assets of the Cayman branch, and the negative results of hedge caused the smaller tax expenses of R$1,646 million as compared to higher tax expenses of R$272 million in that same period of 2010. Excluding this effect, the tax expenses were of R$2,801 million and R$2,342 million respectively for 2011 and 2010, particularly as a function of the lower tax amortization of premium (other than Banco Real), and lower interest on equity.

•              h.2. Assets and Liabilities

(1) In the fourth quarter of 2011, the sale of Zurich Santander Brasil Seguros e Pevidência S.A. and Zurich Santander Brasil Seguros S.A. to Zurich was made, resulting particularly in the decrease of lines of "Other financial assets at fair value in the income – Equity Instruments" and "Liabilities per insurance contracts".

On December 31, 2012, total assets of Santander Brasil reached R$421,085 million, a growth of 5.3%.

Net Worth totaled R$ 81,566 million, an increase of 4.5% as compared to previous year. Total liabilities reached R$ 339,519 million, a growth of 5.5% in 12 months.

h.2.1 Credit Portfolio

Credit portfolio totaled R$210.741 million in December 31, 2012, a growth of 8.5% as compared to December 31, 2011. In the Individuals segment, the growth of R$6,864 million in December 31, 2012 as compared to December 31, 2011 was driven particularly by real estate credit, credit card and personal credit. The highlight in the segment of SMEs was the working capital, and the contribution of acquisition business, in the sense to provide extended relationship and higher offer of value to clients in the segment of SMEs.

h.2.1.i Deposits

Liquidity and Fundraising

The conditions and perspectives of market, as well the requirements of the Central Bank of Brazil for compulsory deposits and stress tests determine our minimum liquidity levels. We control, manage and evaluate our liquidity, analyzing current and expected levels of liquidity, structuring the financing sources, in order to achieve an optimal diversification in terms of maturities, instruments, currencies, markets and also creating contingency plans. The objective is to guarantee sufficient liquidity, so we can honor our obligations due to market conditions, institutional needs and market opportunities.

Following table shows the composition of our funding structure.

Customer Deposits

Our deposits to clients totaled R$188.6 billion as of December 31, 2012, R$174.5 billion at December 31, 2011 and R$167.9 billion at December 31, 2010, representing 65.1%, 63.3% and 69.9% of our total funding, respectively. The increase of 8.1% in 2012 was influenced by the increase of 15.3% in savings and 18.3% in repurchase agreements.

Customer Demand Deposits

Our demand deposits to clients (current account and other demand deposits) reached R$13,6 billion as of December 31, 2012, R$13,6 billion as of December 31, 2011 and R$16,1 billion as of December 31, 2010, increasing 6.1%, 6.0% and 7.7% respectively.

Deposits in Saving Accounts

Our deposits in saving accounts reached R$ 26,9 billions on December 31, 2012, R$ 23,3 billion in December 31, 2011 and R$ 30,3 billion on December 31, 2010, showing a growth of 12.0%, 10.3% and 14.4%, respectively.

Customer Time Deposits

Our time deposits to clients totaled R$84,6 billion as of December 31, 2012, R$83,9 billion as of December 31, 2011 and R$68,9 billion as of December 31, 2010, increasing 37.8%, 37.1% and 32.8% respectively.

Customer Deposits – Customer repurchase agreements

We maintain a portfolio of Brazilian public and private debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities and of debentures repurchase agreements. The securities sold under the terms of repurchase agreements increased to R$63,5 billion as of December 31, 2012, from R$53,7 billion at December 31, 2011 and R$52.6 billion at December 31, 2010, representing 28,4%, 23,8% and 25% of total deposits, respectively.

Deposits from Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Central Bank and credit institutions was of R$35,1 billion as of December 31, 2012, R$51.5 billion at December 31, 2011 and R$42.4 billion at December 31, 2009, representing 15.7%, 22.8% and 20.2% of total deposits, respectively. The highest variation in 2012 was in repurchase agreements, which decreased 63.3% as compared to previous year.

It also includes obligations for loans and onlendings:

• Obligations for loans. We have relations with banks all over the world, providing credit facilities pegged to foreign currencies (both in Dollars as a basket of currencies). We apply the resources from these transactions, principally in credit lines pegged to the Dollar and, particularly, to foreign trade.

• Onlendings. We act in the financing of public institutions, particularly BNDES and Finame, for which we act as financial agent. The financing of these sources in Brazil represents a method of providing long-term loans at average interest rates that are competitive for some economy sectors. Loans of these funds are allocated to BNDES through banks for specific sectors oriented to the economic development. This type of loan is known as "onlending". In the scope of this agreement, we borrow resources from BNDES or Finame, the subsidiary of equipment financing of BNDES, and onlend the funds to the specific economic sector. These loans generally are granted at rates below the average market rates, and have an average maturity of up to five years. Since onlending of funds generally is matched/financed by loans with a Federal Government agency, we do not assume any risk of interest rate or risk of disassociation of maturities. However, we retain the commercial credit risk of borrower and, therefore, we have a discretionary power in the credit decision making and application of credit criteria. This type of financing is not affected by requirements of compulsory deposits. Generally, the onlending is secured, although this is not required by the terms of onlending.

h.2.1.ii Shareholders’ Equity

See item 10.1.b - Shareholders’ Equity.

10.2 The executive officers shall comment on:

a. the results of the Company operations, particularly: Financial Consolidation

i. description of any important components of the revenue

Income Statement	2012	2011	Var. (%)	2010	Var. (%)
(Million of R$)
Net margin with interest	31.692	27.902	13,58%	24.095	15,80%
Net commissions	7.753	7.339	5,65%	6.834	7,39%
Gains (losses) with financial assets and liabilities (net) and exchange variations	(170)	-234	-27,28%	1.875	-112,48%
Other incomes¹	(458)	-232	97,38%	-252	-7,94%
Total Incomes	38.817	34.775	11,62%	32.552	6,83%
General Expenses	-13.204	-12.372	6,72%	-11.230	10,17%
Depreciation and amortization	-1.831	-1.462	25,25%	-1.237	18,19%
Provision for bad debts²	-16.476	-9.422	74,86%	-8.233	14,44%
Net provisions/other³	-1.796	-2.609	-31,16%	-1.856	40,57%
Operational profit before taxes	5.511	8.910	-38,15%	9.996	-10,86%
Income tax	-51	-1.155	-95,54%	-2.614	-55,81%
Net profit	5.459	7.755	-29,60%	7.382	5,05%
1.Includes the result of variable income, resulting from equity adjustment, other operating incomes (expenses)
2.Includes credit recoveries written-down as losses.
3. Includes provisions for legal and tax contingencies, losses with other assets, net gains with property disposal.

Net Margin with interest:

The net financial income of Santander Brasil in the fiscal year ended on December 31, 2012 was R$31,692 million, a growth of 13.6% or R$3,790 million as compared with R$27,902 million in the fiscal year ended on December 31, 2011. The incomes from credit operations increased R$3,137 million or 14.9% in twelve months, particularly due to the increase of 14.5% or R$24,894 million in the average volume of credit portfolio, particularly in the segments of Individuals and SMEs.

The total average of financial assets reached R$333,2 billion in the year ended on December 31, 2012, an increase of 2.9% or R$9,5 billions as compared to R$323,7 billion in the year ended on December 31, 2011. The main causes for this growth were: (i) increase of R$24,0 billion in loans and advancements to clients, partially offset by a decrease of R$15,1 billion in debt instruments. The net income (meaning the ratio between net income with interest and total average o financial assets) was 9.51% in 2012, a decrease of 0.89 p.p. as compared with 8.62% in 2011.

The total average of interest-bearing liabilities was R$265,3 billion in the year ended on December 31, 2012, a growth of 8.6% or R$20,9 billions as compared with R$244,4 billions in the year ended on December 31, 2011. This increase resulted particularly from the growth of R$16,3 billions in obligations for securities and R$6,7 billions in client deposits, partially offset by R$3,3 billion in deposits of credit institutions.

Finally, the rate of remuneration (which is the difference between gross income in interest-bearing assets and the average cost of interest-bearing liabilities) for the year ended in 2012 was 7.9%, 1.5 p.p. above that same rate in 2011, which was 6.43%.

Net income with fees and commissions

The income from net fees and commissions totaled R$7,753 million in the fiscal year ended on December 31, 2012, a growth of 5.6% or R$414 million as compared to R$7,339 million registered in the fiscal year ended on December 31, 2011. This growth is mainly due to the increase of credit and debit card commissions and bank fees.

Incomes from credit and debit cards totaled R$1,640 million for the year ended on December 31, 2012, which represents an increase of 26.3% as compared with same period of 2011. This increase was due particularly to the increase of fees by our acquisition services, and also the adoption of the strategy based in innovation and focus on client needs, resulting in the increase of card base and product penetration. We ended the year with an increase of 22.3% in volume of financial operations as compared with 2011. The base of credit cards showed an increase of 17.5% and the base of debit cards has grown 15.4% in 2012, resulting in a total of 33.8 million cards.

The commissions of bank fees were of R$2,546 million in the fiscal year ended on December 31, 2012, a growth of 3.3% as compared with the fiscal year ended on December 31, 2011, representing 32.8% of total commissions for the period. This variation is mainly due to the growth of client base.

The following table reflects the reverse split of the net revenue of fees and commissions of the fiscal year ended on December 31, 2012 and 2011.

	Year ended on December 31,
	2012	2011	Difference %	Difference
	(in million of R$, except percentages)
Bank Fees	2,546	2,465	3.3%	81
Receipt of Services	581	515	12.8%	66
Insurance Sales and Funding	1,620	1,560	3.8%	60
Investment and Pension Funds	1,226	1,204	1.8%	22
Credit Card	1,640	1,298	26.3%	342
Capital Market	404	419	(3.6%)	(15)
Foreign Trade Financing	336	400	(16.1%)	(65)
Taxes on services provided	(353)	(364)	(3.1%)	11
Others	(246)	(158)	55.9%	(88)
Total	7,753	7,339	5.6%	414

Gains (Losses) with Financial Assets and Liabilities (Net) and Exchange Variations (net)

Gains (losses) with financial assets and liabilities (net) and Exchange Variations for the fiscal year ended on December 31, 2012 showed losses of R$170 million, a decrease of R$65 million from the losses of R$235 million in the fiscal year ended on December 31, 2011. This variation is explained mainly by smaller expenses of R$ 132 million in derivative operations, including our hedge results on investments abroad and higher gains of R$ 141 million in trading positions partially offset by smaller results of R$164 million in Market Making.

ii. factors that materially affected the operational results

Administrative Expenses (Administrative + Personnel)

General expenses (administrative + personnel) for the fiscal year ended on December 31, 2012 were R$13,204 million, an increase of R$831 million in respect to the expenses of R$12,373 million in the fiscal year ended on December 31, 2011, particularly due to the increase of inflation indexed costs, and the expansion of our branch network, with the addition of 52 new branches in 2012.

Expenses with salaries, benefits and social security increased R$473 million, particularly due to the collective labor agreement, which requires certain adjustments referring to the official inflation index (IPCA).

The following table sets forth personnel expenses for each of the periods indicated:

For the year ended on December 31,
2012	2011	Difference %	Difference
(in million of R$)

Salaries	4,318	4,192	3.0%	126
Social Security	1,191	1,092	9.1%	99
Benefits	1,114	866	28.7%	248
Training	141	116	21.6%	25
Others	363	379	(4.3%)	(16)
Total	7,127	6,644	7.3%	483

Other administrative expenses showed a growth of R$348 million, from R$ 5,729 million in the fiscal year ended on December 31, 2011 to R$ 6,077 million in the fiscal year ended on December 31, 2012. The increase is due, particularly, to outsourced technical services, data processing, new points of sale, increase of client base, which is reflected in higher expenses with infrastructure and services.

Our efficiency ratio, which we calculate as being the total of administrative expenses divided by total income, reached 34.0% for the year ended December 31, 2012 and 35.6% for the year ended December 31, 2011.

The following table sets forth the other administrative expenses for each of the periods indicated:

	For the year ended on December 31,
	2012	2011	Difference %	Difference
(in million of R$, except percentages)
Specialized technical services	1,720	1,564	10.0%	156
Real Estates, facilities and materials	1,171	1,087	7.7%	84
Technology and systems	1,075	1,006	6.9%	69
Advertising	499	494	1.0%	5
Communications	574	566	1.4%	8
Cost Allowance and Travel Expenses	175	174	0.5%	1
Surveillance services and values transportation	564	521	8.2%	43
Other administrative expenses	299	317	(5.7%)	(18)
Total	6,077	5,729	6.1%	348

Default Index (IFRS)

IFRS	% Evolução		Evolução bp		4T12		3T12		4T11
	YoY	Que	YoY	Que	%	R$ (Mil)%		R$ (Mil)%		R$ (Mil)
Maior Devedor	-7%	-2,1%	-60 bp	-24 bp	3,4%	9.399.824	3,7%	9.603.973	4,0%	10.068.894
10 Maiores	11%	6,8%	14 bp	21 bp	11,4%	31.380.670	11,2%	29.393.698	11,3%	28.228.671
20 Maiores	14%	9,6%	63 bp	69 bp	15,6%	42.713.428	14,9%	38.962.935	15,0%	37.347.562
50 Maiores	10%	7,4%	11 bp	54 bp	21,8%	59.745.634	21,3%	55.625.553	21,7%	54.160.303
100 Maiores	10%	5,8%	5 bp	26 bp	27,0%	74.038.820	26,7%	69.982.973	27,0%	67.335.486

Total Carteira Ampliada	9,8%	4,8%				273.445.366		261.670.090		249.750.839

b. variations of incomes attributable to changes in prices, exchange rates, inflation, changes in volume and introduction of new products and services and

c. impact of inflation, of price variance of the principal inputs and products, of foreign exchange and of the interest rate on the operating result and on the financial result of the Company

Since we are a bank that acts in Brazil, most of our incomes, expenses, assets and liabilities are directly linked to interest rates. Therefore, our operational results and our financial status are significantly affected by inflation, by the oscillations of interest rates and related Government monetary policies, all of which may have an adverse impact on the growth of the Brazilian economy, on our loan portfolios, on our financial cost and on our incomes from credit operations.

The normalization of SELIC in 375 base points between April 2010 and July 2011, when the SELIC rate reached 12.50%. However, the new deterioration of the international scenario combined to the first signs of slow-down of national activities took Central Bank of Brazil to resume the flexibilization of monetary conditions in August, 2011. Therefore, the Selic rate was decreased in 525 base points between August, 2011 and December, 2012. In November 28, 2012, SELIC was 7.25% and maintained this trend in December 31, 2012.

The following table shows minimum, maximum and average SELIC rates since 2007, as declared by the Central Bank.

Year	Minimum	Maximum	Average(1)	End of the period
2007	11.25	13.00	11.98	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	12.75	9.92	8.75
2010	8.75	10.75	10.00	10.75
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25

_____
(1)     Average of the rates as of the end of each month during the period.

The assets are predominantly adjusted at fixed rates, while our liabilities are adjusted at variable rates. The consequent exposure to high market interest rates is compensated by the use of hedges of cash flow for the conversion of variable rates for fixed rates, but we still maintain a certain exposure to oscillations of interest rates. On December 31, 2011, an increase of 100 base points in the yield curve would result in a decrease of R$263 million in the net income of interest on the period of one year.

The exchange volatility may have a substantial adverse effect on the Brazilian economy and on Santander Brasil. Brazilian currency has been suffering frequent and substantial oscillations in respect to North-American dollars and to other foreign currencies in the last few years. From 2000 to 2002, BRL was significantly depreciated in respect to North-American dollar, reaching a rate of R$3.53 per US$1.00 by the end of 2002. From 2003 to middle 2008, the BRL was significantly depreciated in reference to North-American dollar due to the stabilization of the macroeconomic environment and the strong growth of foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August, 2008. Due to the crisis in global financial markets, BRL was depreciated along 2008, reaching R$2.34 per US$1.00. Once the global economy started its recovery, the currency appreciated again, reaching R$1.74 per US$1.00 at the end of 2009 and R$1.66 per US$1.00 at the end of 2010. On December 31, 2009, the exchange rate was of R$1.74 per US$1.00. However, on December 31, 2010, with the recovery of global financial markets, Brazilian currency was appreciated and reached R$1.66 per US$1.00. Recent volatility in the international markets has contributed for depreciation of BRL, which reached R$1.88 per US$1.00 on December 31, 2011. In the first months of 2012, BRL again was appreciated, closing the month of February at R$1.70 per US$1.00. After this period, BRL has suffered continuous depreciations, ending the year of 2012 at R$2.04 per US$1.00.

A devaluation in BRL in respect to North-American Dollar may create inflationary pressures in Brazil and cause increases of interest rates, which may adversely affect the growth of Brazilian economy as a whole and harm our financial situation and our operational results. In addition, a depreciation of BRL may encumber more the obligations and loans of Santander Brasil denominated in foreign currency, may adversely affect the market price of securities portfolios and generate similar consequences for borrowers. On the other hand, an appreciation of BRL in respect to North-American Dollar and other foreign currencies may cause a deterioration of Brazilian current accounts in foreign currency, as well as slow down the growth driven by exportations. Depending on the circumstances, an appreciation or depreciation of BRL may have a relevant adverse effect on the growth of Brazilian economy and on the activities, financial situation and operational results of the Company. In the fiscal year ended on December 31, 2012, a variation of 1.0% in the exchange rate BRL/North-American dollar would have resulted in a variation of the tax expenses on our pending liabilities denominated in North-American dollars of R$155,3 million in the period.

Santander Brasil is exposed to disturbances and volatility of global financial markets due to its effects on the economical and financial environment of countries where it operates, particularly in Brazil, such as economy slow down, increase in the unemployment rate, decrease of the purchasing power of consumers and lack of available credit. Santander Brasil provides credit particularly to Brazilian borrowers, and these effects could adversely and materially affect the clients and increase the losses with loans and, as a result, increase the risk associated with the activity of credit provision. Additionally, there would be the need to make correspondent revisions in the models of risk management and loan loss reserve.

Santander Brasil uses its branch in Cayman and Santander EFC (Santander Brasil Establecimiento Financiero de Crédito, S.A.), for fundraising in international capital and financial markets, to provide the Company with credit facilities that are granted to the clients for financing to foreign trade and working capital.

Our Investments Maintained Abroad, in the branch of Cayman Islands and in Santander EFC totaled US$9,6 billion on December 31, 2011 and US$ 11,2 billion on December 31, 2012. We made the hedge of these investments abroad through liabilities in foreign currencies, arbitrations and derivatives. With this purpose, our position of derivatives on December 31, 2011 was of US$8,6 billion and on December 31, 2012, it was of US$9,9 billion. The changes in fair value of such future instruments reflect in our statements of gains (losses) line with financial assets. The effect of hedge on income tax on December 31, 2012 generated gains of R$ 1,437 million on the expenses with taxes. The post taxation effect of these derivative positions is a hedge against our foreign exchange exposure, resulting from our Investments Maintained Abroad.

Sensitivity analysis of trading portfolios and banking

Santander Brasil has its risk management focused in portfolios and risk factors, according to regulations of the Central Bank and good international practices.

Financial instruments are segregated in trading and banking portfolios, as performed in the management of market risk exposure, according to the best practices of market and criteria of operation classification and management of capital of the Basel II Standardized Method of the Central Bank. The transaction portfolio consists of all operations with financial instruments and commodities, including derivatives, maintained with the intention to negotiate and the banking portfolio consists in structural operations resulting from several business lines of Santander Brasil and its eventual hedges. Therefore, according to the nature of Santander Brasil activities, the sensitivity analysis was divided into trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments according to CVM Instruction No. 475/2008, considering marketing information and scenarios that would adversely affect Santander Brasil´s positions.

The following chart summarizes the sensitivity values generated by the corporate systems of Banco Santander, related to the trading portfolio, for each of the scenarios of portfolio on December 31, 2012.

TRANSACTION PORTFOLIO	Dec 31, 2012
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Interest Rate in BRL	(11,496)	(238,391)	(476,783)
Interest rate coupon	(11,516)	(78,209)	(156,418)
Inflation	(9,420)	(90,228)	(180,455)
Dollar coupon	(3,615)	(530)	(1,059)
Other Currencies Coupon	(20)	(220)	(440)
Foreign Currency	(139)	(3,465)	(6,931)
Eurobond/Treasury/Global	(2,137)	(9,629)	(19,257)
Shares and Indexes	(814)	(20,343)	(40,686)
Others	(557)	(8)	(16)
TOTAL	(39,714)	(441,023)	(882,046)
Values in 000 BRL

The following chart summarizes the sensitivity values generated by the corporate systems of Banco Santander, related to the banking portfolio, for each of the scenarios of portfolio on December 31, 2012.

Scenarios 2 and 3 consider the situations of deterioration as low probability. According to the strategy determined by the Administration, in case of any sign of market deterioration, actions are adopted to minimize any possible adverse impacts.

Scenario 1: commonly informed in our daily reports, corresponding to a shock of +10 and -10 basic points (being considered the scenario with losses) on the interest curves, plus a shock of +1% and -1% (being considered the scenario with losses) in parities of currencies and stock-market prices.

Scenario 2: corresponding to a shock of +25% and -25% basic points (being considered the scenario with losses) on the interest curves, parities of currencies and stock-market prices.

Scenario 3: corresponding to a shock of +50% and -50% basic points (being considered the scenario with losses) on the interest curves, parities of currencies and stock-market prices.

Following are the descriptions of the risk factors mentioned above:

Interest Rate in BRL: all products that have price variations pegged to interest rate variations in BRL.

Interest rate coupon: all products with exposures subject to variation of interest rate coupon rates.

Reference Rate and TJLP: all products with exposures subject to variation of TR or TJLP coupon rates.

Inflation: all products that have variations of price pegged to variations of inflation coupons and inflation indexes.

Coupon of Dollar: all products that have price variations pegged to interest rate variations in North-American dollar.

Other Currency Coupons: all products that have price variations pegged to variations of foreign currency coupon rates (except for the North-American dollar).

Foreign Currency: all products that have their exposures subject to exchange rate variation.

Eurobond/Treasury/Global: all products that have price variations pegged to interest rate variations in securities traded in the international market.

International Market Interest Rate: Exposures subject to variation of interest rate of securities traded in the international market

Shares and Indexes: stock exchange indexes, shares and options pegged to indexes of shares or the shares themselves.

Others: any other product that does not classify within previous ratings.

10.3. Management should comment the significant effects that the events below have or are expected to have on the Company’s financial statements and its results of operations:

  Introduction or disposal of an operating segment

There was no introduction or disposal of an operating segment in 2012.

  establishment, acquisition or disposal of equity interest

Organization of subsidiary abroad

Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander EFC), to supplement the foreign trade strategy oriented to corporate clients – major Brazilian corporations and their foreign subsidiaries – and offer financial products and services by way of an offshore entity that is not established in a tax haven.

The approval process to establish a subsidiary before regulatory agencies (Central Bank, Ministério de Economia y Hacienda da Espanha and Banco de España) was concluded on March 28, 2012.The contribution to the subsidiary’s capital was made in the amount of €748 million.

Sale of Zurich Santander Brasil Seguros e Previdência S.A.(New name of Santander Seguros S.A.)

Based on the prior approval issued by SUSEP on August 23, 2011, on October 5, 2011, a sales transaction (“Transaction”) was closed by Santander Brasil in connection with all shares issued by Zurich Santander Brasil Seguros e Previdência S.A.and, indirectly, by Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A.) to (i) Zurich Santander Holding (Spain), S.L. (Zurich Santander), a holding company with head office in Spain whose fifty one percent (51%) of equity interest is held by Zurich Financial Services Ltd. and its affiliates (Zurich) and forty nine percent (49%) is held by Banco Santander Espanha, and (ii) Inversiones ZS America SPA, a company with head office in Chile and controlled by Zurich Santander (Inversiones ZS).

Such closing comprised the actual transfer, (i) by Santander Brasil to Zurich Santander, of 11,251,174,948 common shares issued by Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS, of 3 common shares issued by Zurich Santander Brasil Seguros e Previdência S.A., and the payment of the preliminary purchase and sales price to Santander Brasil, in the total net amount of R$2,741,102 (received on October 5, 2011).The assets of Zurich Santander Brasil Seguros e Previdência S.A. totaled R$24,731,463, mainly represented by R$21,551,422 of debt and equity instruments (public and private securities and units in specially organized investment funds – guarantors of benefit plans - PGBL/VGBL).The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. totaled R$22,349,428, mainly represented by R$21,278,718 of insurance agreement liabilities – technical reserve for insurance and pension transactions.The gain recognized on such transaction was R$424,292, recorded in line item gain/loss on disposal of noncurrent assets held for sale not classified as discontinued activities.On June 8, 2012, SUSEP approved the final transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Spain), S.L., a holding company with head office in Spain, fully held by Zurich Santander, and which currently is the holder of the shares initially transferred to Zurich Santander.

The final purchase and sales price shall be set on a timely basis, based on the special balance sheet prepared by Zurich Santander Brasil Seguros e Previdência S.A. in connection with the period ended September 30, 2011, presented in the first half of 2012 and the price adjustment mechanisms expressly set forth in the relevant Purchase and Sale Agreement dated July 14, 2011, and once defined, Santander Brasil will disclose it to the public in general and make the offer of the preemptive right to its shareholders, as set forth in article 253 of Law 6404/1976.

The Transaction is inserted within the context of the strategic partnership abroad between Santander Spain and Zurich, involving the acquisition, by Zurich Santander, of all casualty and life and pension insurance companies of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the Transaction, Santander Brasil exclusively distributed insurance products over 25 years, through its branch network except for auto insurance, not included in the scope of the Transaction. As a result of these agreements, Santander Brasil receives a compensation equivalent to that charged before the transaction.

The Transaction is intended to foster and strengthen the operations of Santander Brasil in the insurance market, by offering a larger product portfolio, comprising classes of customers currently not operated and leveraging the distribution capacity of Santander Brasil, among others.

Partial Spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with transfer of the spun-off portion to Sancap Investimentos e Participações S.A.

In the context of the sale of Zurich Santander Brasil Seguros e Previdência S.A, at the Extraordinary General Meeting (EGM) held on April 29, 2011, the Partial Spin-off of Zurich Santander Brasil Seguros e Previdência S.A. was approved,with transfer of the spun-off portion of its net assets to a new company organized upon the partial spin-off, under the name of Sancap Investimentos e Participações S.A. (Sancap).The spun-off assets transferred to Sancap correspond to the total amount of R$511,774 and refers only and solely to the 100% equity interest held by Zurich Santander Brasil Seguros e Previdência S.A. in Santander Capitalização S.A. .The partial spin-off transaction was approved by SUSEP on August 9, 2011.

  unusual events or transactions

Not applicable.

10.4. The directors shall comment on:

a. significant changes in accounting practices

The reference forms for the financial year ending December 31, 2012, 2010 and 2011, and the comparative details for 2012, 2011 and 2010 were based on the consolidated financial statements of Santander Brasil, prepared in accordance with the International Financial Reporting Standards (IFRS), and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Adoption of new rules and interpretations

Santander Brasil has adopted all rule and interpretations that have entered into force until 2012.

2012

As from July 2012, Santander Brasil adopted the alterations issued by the International Accounting Standards Board (IASB) on June 16, 2011 in IAS1 about "The Presentation of Items from Other ComprehensiveIncome”.The results for IAS 1 are the result of a joint project with the Financial Accounting Standards Board (FASB), and provide guidance about the presentation of the items contained in the statement of comprehensive incomeand their respective classification.

2011

In 2011, there were no significant changes to the accounting practices prepared in accordance with the IFRS.

However, the IFRS jointly with the IASB have been involved in the preparation of alterations, revisions and new IFRS´s for prospective adoption as itemized below, which shall enter into effect on December 31, 2012:

• IFRS 9 – Financial Instruments:Recognition and Measurement – The principal alterations of IFRS 9 in comparison with IAS 39 are:

(i)            All financial assets are initially measured as per their fair value and, in the case of a financial asset which is not measured by its fair value but by the result, costs and operations shall be added.

(ii)           New requirements for the classification and measurement of financial assets.The rule divides all financial assets presently by the scope of IAS 39, in two classifications:Amortized cost and fair value.

(iii)          The categories available for sale and maintained until the expiry of IAS 39 have been eliminated.

(iv)          The concept of built-in derivatives of IAS 39 is not included in IFRS 9.

On December 16, 2011, IASB postponed the date of mandatory adoption of IFRS 9 and the respective items for transitory disclosure as foreseen in the alterations to IFRS 7, to January 2015.

On May 12, 2011, IASB published new rules about consolidated accounting, involvement in joint agreements and disclosure of involvement with other entities.

• IFRS 10 – Consolidated Financial Statements have substituted the consolidation guidance in IAS 27 – Consolidated and Separated Financial Statements (2008) and SIC-12 Consolidation-Specific Purpose Entities, introducing a unique consolidated model for all entities based on control, independently of the nature of the investee (in other words, if the entity is controlled by way of investor voting rights or by way of other contractual arrangements, as is common in specific purpose companies).In accordance with IFRS 10, control is based on evaluation if an investor has:Power over the investee; (ii) the exposure, or rights, to variable returns on its involvement with the investee, and (iii) the capacity to use its power over the investee affecting its return.

• IFRS 11 – Joint Ventures, the IASB issued a new rule for the accounting in joint ventures which substituted IAS 31 – Participation in Joint Ventures. In accordance with IFRS 11, the use of a method of property equivalence shall be mandatory, and the option of an accounting method for joint subsidiary entities shall be prohibited. The fundamental principal of IFRS 11 is that the parties in a joint venture should determine the type of common venture in question, based on an evaluation of rights and obligations and, recording the agreement as a type of joint venture. There are two types of joint ventures:

•              Joint operations:Rights and obligations regarding the assets and liabilities relating to the agreement.The parties recognize their assets, liabilities and the corresponding revenue and expenses.

•              Joint venture:Rights to net assets of the agreement.The parties recognize their investment by the method of property equivalence.

• IFRS 12 – Disclosure of Involvement with Other Entities requires disclosures about the consolidated entities and non-consolidated entities with which an entity is involved.The objective of IFRS 12 is to permit users of financial statements to evaluate the control base, the restrictions on consolidated assets and liabilities, risk exposure arising from involvement with entities structured as non-consolidated, and involvement with non-holdings in the activities of consolidated entities.

• IAS 27 – Individual Financial Statements (2011) has maintained the requirements relative to separated financial statements.The remaining parts of IAS 27 (2008) have been substituted by IFRS 10.

• IAS 28 – Investments in Associates and joint ventures (2011) altered IAS 28 Investments in Associates (2008) to confirm the changes based on the issuance IFRS 10, IFRS 11 e IFRS 12.

The previously mentioned rules are effective for annual periods commencing in January 2013, with their permitted application anticipated, provided that all cited rules are concurrently applied.The anticipated adoption by financial institutions in Brazil is subject to the issuance of pronouncements by IASB, translated into the Portuguese language by a Brazilian entity certified by the International Accounting Standards Committee Foundation (IASC Foundation).Notwithstanding, the entities are authorized to incorporate any of the disclosure requirements of IFRS 12 in their financial statements, technically, without the anticipated application of the remaining provisions of IFRS 12.

On May 12, 2011, IASB also issued IFRS 13 - Measuring Fair Value, which substituted the guidance about the measurement of fair value in the existing IFRS accounting literature with a unique standard.IFRS 13 defined fair value, providing guidance regarding its assessment, and requiring disclosures about measurements of fair value.However, IFRS 13 does not alter the requirements in relation to the items to be measured or disclosed for fair value.The effective date of IFRS 13 is for annual periods commencing in January 2013, with anticipated application permitted.

On June 16, 2011, IASB issued a new version of the IAS 19 pronouncement (Benefits and Employees).The principal alterations aim to determine changes to the accounting criteria for benefit plans defined in sponsor entities, eliminating the possibility of application of the present model referred to as "corridor" (a method of recognizing actuarial losses).

Management understands that the adoption of the rules and interpretations previously mentioned shall not have a significant effect upon consolidated financial statements as a whole, except for IFRS 9, and Santander Brasil is analyzing the impacts arising from the adoption of such rule, and the new version of IAS 19, the effects of the adoption of which, shall be registered as an accounting practice in Santander Brasil Shareholders’ Equity in the Other Comprehensive Results item.

2010

• Alteration of IFRS 2 – The alteration of IFRS 2 clarifies the accounting for payment transactions based in shares between entities of that consolidated (clarifications previously contained in IFRIC 11).

• Revision of IFRS 3 – Business Combinations and Alteration of IAS 27 – Consolidated and Individual Financial Statements:Introduced significant modifications in various aspects relating to the accounting of business combinations and are applied prospectively.The principal modification are:The costs of acquisition are to be launched with the result, once they are recognized as an increase to the cost of business combinations; in staged acquisitions, the acquiring party shall recalculate the retained investment prior to the date that control was obtained for fair value; and the option of calculating for fair value the shares of non-holdings of the acquired party exists, differentiated from the present manner it is dealt with, only as an installment proportional to the acquired net asset.

• IAS 38 – Intangible Assets– The alteration clarifies the description of valorization techniques used by entities to measure the fair value of intangible assets acquired in a business combination and which are not negotiated on the asset market.

• IFRIC 17 – Distribution of non-monetary assets to shareholders – This interpretation provides a guide to the accounting treatment at the moment an entity distributes non-monetary assets such as dividends to shareholders.

• IFRIC 18 – Transfer of client assets – This interpretation provides a guide to accounting by a beneficiary for the transfer of clients’fixed assets and it concludes that when a transferred fixed asset item fits within the definition of an asset from the perspective of a beneficiary, the beneficiary must recognize the fair value of the asset on the date of transfer with the credit recognized as revenue in accordance with IAS 18 – “Revenue”.

Improvements to the IFRS rules were issued in April 2009. The improvements contained various alterations to the IFRS which the IASB considered necessary, but not urgent.“Improvements to IFRS” comprises alterations that result in accounting changes to the purpose of a presentation, recognition or measurement, as well as terminology or alterations related to various IFRS rules.The majority of alterations come into effect as from January 1, 2010.

The adoption of the above mentioned rules and interpretations have not had a material effect on the consolidated financial statements as a whole.

b. significant effects of the alterations on accounting practice

All new rules have been appropriately adopted by Santander Brasil, and there have been no significant effects on accounting practices as a result of the alterations.

c. Exceptions and distinctions present in the Auditor’s report

There are no exceptions or distinctions in the Auditors’ reports.

10.5. Directors should indicate and comment on critical accounting policies adopted by the Company, by mainly exposing the accounting estimates made by management on uncertain and relevant questions for description of the financial situation and the results, which require subjective or complex judgments, such as: provisions, contingencies, recognition of revenue, fiscal credits, long-term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, standards for testing the recovery of assets and financial instruments

Estimates used

The consolidated profit or loss and determination of consolidated equity are affected by accounting policies, assumptions, estimates and measurement methods used by Santander Brasil’s management when preparing the financial statements. Santander Brasil makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in conformity with the IFRS, are the best estimates according to the applicable standard.

In the consolidated financial statements, estimates are made by the management of Santander Brasil and consolidated entities to quantify certain assets, liabilities, income and expenses and explanatory information. These estimates, which were made using the best information available, are mainly as follows:

•          Determination of the fair value of certain financial instruments discussed in details in item “Measurement of financial assets and financial liabilities and recognition of changes in fair value”.

•          Allowance for loan losses discussed in details in item “Impairment of financial assets”.

•          Impairment losses on certain assets other than receivables (including goodwill and other tangible and intangible assets) discussed in details in items “Tangible assets” and “Intangible assets”.

•          Measurement of the goodwill arising from business combinations discussed in details in item “Intangible assets”.

•          The useful life of tangible and intangible assets discussed in details in items “Tangible assets” and “Intangible assets”.

•          Other assets discussed in details in items “Noncurrent assets held for sale” and “Other assets”.

•          Provisions, contingent assets and contingent liabilities discussed in details in item “Provisions, contingent assets and contingent liabilities”.

•          Pension plan benefits discussed in details in item “Post-employment benefits”.

•          Recognition and valuation of deferred taxes discussed in details in item “Income tax”.

These estimates rely on current expectations and estimates on projected events and future trends, that may affect the consolidated financial statements.The main assumptions that can affect these estimates, in addition to those previously mentioned relate to the following factors:

•          Changes in the amountsdeposited, customer base and borrowers’ default;

•          Changes in interest rates;

•          Changes in inflation indices;

•          Governmental regulation and tax issues;

•          Unfavorable lawsuits or litigations;

•          Credit, market and other risks arising from lending and investing activities;

•          Changes in the market price of Brazilian securities, in particular government bonds; and

•          Changes in economic and business conditions at regional, national and international levels.

Accounting practices

The accounting practices and recognition criteria used to prepare the consolidated financial statements were as follows:

Functional and reporting currency

The consolidated financial statements of Santander Brasil are presented in Brazilian reais, the functional and reporting currency of these financial statements.

Santander Brasil has defined the functional currency for each subsidiary, jointly controlled entity and unconsolidated entity.The assets and liabilities of these entities that use a functional currency different from the Brazilian real are translated as follows:

•          assets and liabilities are translated at the exchange rate on the balance sheet date;

•          income and expenses are translated at the average monthly exchange rate; and

•          translation gains and losses on the net investment are recorded in the statement of comprehensive income, in line item "exchange rate changes of foreign investees".

Measurement of financial assets and financial liabilities and recognition of changes in fair value

In general, financial assets and financial liabilities are initially recognized at fair value, which is similar to transaction price, unless otherwise indicated. Financial instruments not measured at fair value through profit or loss are adjusted based on their transaction costs. Financial assets and financial liabilities are subsequently measured at yearend as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting estimated transaction costs that would be potentially incurred upon disposal, except for loans and receivables, held-to-maturity investments, equity instruments, whose fair value cannot be objectively determined and derivatives whose purpose are equity instruments of this nature and which are settled upon delivery of these instruments.

The fair value of a financial instrument in any given date corresponds to the amount based on which it could be purchased or sold on that date by two knowledgeable, willing parties in an arm's length transaction acting prudently.The most objective and common reference to the fair value of a financial instrument is the price that would be paid for it in an active, transparent and significant market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on valuation techniques normally adopted by the international financial community, taking into consideration the specific characteristics of the instrument to be measured and, in particular, the various types of risks associated to it.

All derivatives are recognized in the balance sheet at fair value since the transaction date.When the fair value is positive, derivatives are recognized as assets; otherwise, if it is negative, derivatives are recognized as liabilities.The changes in the fair value of derivatives since the transaction date are recognized in line item “Gains (losses) on financial assets and liabilities” in the consolidated income statement.In particular, the fair value of regular derivatives included in the portfolios of held-for-trading financial assets or liabilities is similar to their daily quoted price; if, due to extraordinary reasons, it is not possible to determine the quoted price on a specific date, these derivatives are measured by adopting methods similar to those used to measure derivatives traded on an over-the-counter market.

The fair value of derivatives traded on an over-the-counter market is similar to the sum of future cash flows from the instrument, adjusted to present value on the measurement date (“present value” or “theoretical closing”), by adopting valuation techniques regularly adopted by the financial markets: Net Present Value (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost by adopting the effective interest method.The “amortized cost” is the cost of acquisition of a financial asset or liability, added by or deducted from, as the case may be, payments of principal and accumulated amortization (included in the income statement) of the difference between the initial cost and the amount on maturity date.In the case of financial assets, the amortized cost also includes probable impairment losses or uncollectible receivables.In the case of hedged loans and receivables under fair value hedges, the changes in the fair value of these assets relating to the hedged risks are recognized.

The effective interest rate is the discount rate that corresponds exactly to the initial value of the financial instrument with respect to total estimated cash flows, of all types, over the remaining useful life.In the case of fixed-income financial instruments, the effective interest rate corresponds to the contractual interest rate defined on contracting date, plus any commissions and transactions costs that are, due to their nature, part of the financial return, where applicable.In the case of variable-income financial instruments, the effective interest rate corresponds to the return rate applicable to all commitments until the following reference date for interest renewal.

Equity instruments, whose fair value cannot be objectively determined, are measured at acquisition cost and adjusted, when applicable, by related impairment losses.

The amounts based on which financial assets are recognized correspond, under all material aspects, to Santander Brasil’s maximum exposure to the credit risk on the date of each of the financial statements. In addition, Santander Brasil has received collaterals and other credit instruments to mitigate its credit risk exposure, which mainly comprise mortgages, cash collaterals, equity instruments, letters of guarantee, leased assets under lease and rental agreements, assets acquired through repurchase agreements, securities and derivatives lending.

ii.Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as previously defined, except for those recognized in line items “Held-for-trading liabilities” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge instruments in fair value hedge transactions, which are measured at fair value.

iii.Recognition of changes in fair value

In general, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement and distinguished between those arising from the accrual of interest and similar gains - recognized in line item “Interest income and similar” or “Interest expense and similar”, as applicable – and those arising from other reasons, recognized at their net amount in line item “Gains (losses) on financial assets and liabilities (net)”.

Adjustments arising from changes in the fair value of available-for-sale financial assets are recognized temporarily in equity in line item “Adjustments to market price”.Items charged against or credited to such line item continue to be recognized in Santander Brasil’s consolidated equity until the related assets are derecognized, when they are then charged against the consolidated income statement.

iv.Hedge transactions

Consolidated entities use derivatives to: (i) facilitate these instruments to customers that request them to manage their market and credit risks; (ii) use them in managing risks of own positions and assets and liabilities of Santander Brasil’s entities (derivatives used as hedge); and (iii) obtain gains arising from changes in the prices of these derivatives (derivative instruments).

Derivatives that are not qualified as hedge transactions are recognized, for accounting purposes, as held-for-trading derivatives.

A derivative is qualified for hedge accounting if all conditions below are met:

1. The derivative hedges against one of the three types of exposure below:

  Changes in the fair value of assets and liabilities as a result of fluctuations in interest and/or exchange rates to which the position or balance to be hedged is subject (“fair value hedge”).
  Changes in the estimated cash flow arising from financial assets and liabilities, highly probable projected obligations and transactions (“cash flow hedge”).
  The net investment in a foreign transaction (“hedge of a net investment in a foreign transaction”).

2. When it is effective to offset the exposure inherent to the hedged item or position during the expected hedge term, i.e.:

  On the agreement date, based on regular conditions, the hedge is expected to be highly effective (“prospective effectiveness”).
  There is sufficient evidence that the hedge was effective during the existence of the hedged item or position (“retrospective effectiveness”).

3. There should be proper documentation confirming the specific designation of the derivative to hedge certain balances or transactions and how this effective hedge was expected to be attained and measured, provided that it is consistent with Santander Brasil’s risk management policy.

Changes in the value of financial instruments that are qualified for hedge accounting are recognized as follows:

  In fair value hedges, gains or losses, either on hedge instruments or hedged items (attributable to the type of risk that is being hedged), are recognized directly in the consolidated income statement.
  In cash flow hedges, the effective portion of the change in the value of the hedge instrument is temporarily recognized in equity in line item “Adjustments to market price - cash flow hedges” until expected transactions take place, when such portion is recognized in the consolidated income statement, except that, if the expected transactions result in the recognition of non-financial assets or liabilities, such portion will be included in the cost of the non-financial asset or liability.The non-effective portion of the changes in the value of foreign exchange hedge derivatives is recognized directly in the consolidated income statement.
  The non-effective portion of gains and losses on hedge instruments relating to cash flow hedges and net investment hedges in a foreign transaction is directly recognized in “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as hedge instruments fails to satisfy the requirements described above as a result of maturity, ineffectiveness or any other reason, such derivative will be classified as a held-for-trading derivative.

When the accounting for hedge transactions at fair value is eliminated, any adjustments previously recognized on the hedged item are transferred to profit or loss, at the effective interest rate recalculated on the hedge elimination date.Adjustments should be fully amortized on maturity date.

When cash flow hedges are eliminated, any cumulative gain or loss on the hedge instrument recognized in equity in line item “Adjustments to market price” (since the period in which the hedge becomes effective) continues to be recognized in equity until the expected transaction takes place, when such gain or loss is recognized in profit or loss, unless the transaction is no longer expected to take place, in which event any cumulative gain or loss is immediately recognized in profit or loss.

Write-off of financial assets and financial liabilities

The accounting treatment of transfers of financial assets depends on the extent in which the risks and rewards relating to the assets transferred are transferred to third parties:

1. If Santander Brasil substantially transfers all risks and rewards to third parties - unconditional sale of financial assets, sale of financial assets based on an agreement that provides for its repurchase at fair value on repurchase date, sale of financial assets through purchase of a call option or sale of a put option that is significantly outside the price range, securitization of assets where the transferor does not retain a subordinated debt or grants a credit improvement to the new holders and other similar events – the financial asset transferred is written off and any rights or obligations retained or created on transfer are simultaneously recognized.

2. If Santander Brasil substantially retains all risks and rewards associated with the financial asset transferred - sale of financial assets based on an agreement that provides for its repurchase at a fixed price or sales price plus interest, a security lending agreement whereby the borrower undertakes to return the same assets or similar assets and other similar events – the financial asset transferred is not written off and continues to be measured using the same criteria used before transfer.However, the following items are recognized:

  A corresponding financial liability, at an amount equal to the consideration received; such liability is subsequently measured at amortized cost.
  The revenue from the financial asset transferred not written off and any expense incurred with the new financial liability.

3. If Santander Brasil neither transfers nor retains substantially all risks and rewards associated with the financial asset transferred - sale of financial assets using a call option in a long position or put option in a short position that is not substantially outside the price range, securitization of assets where the transferor retains a subordinated debt or grants a credit improvement with respect to a portion of the asset transferred and other similar events – the following distinction is made:

  If the transferor does not retain the control of the financial asset transferred, the asset is written off and any rights or obligations retained or created on transfer are recognized.
  If the transferor retains the control, he/she continues to recognize the financial asset transferred at an amount equivalent to its exposure to changes in the value and recognizes a financial liability associated with the financial asset transferred.The net carrying amount of the asset transferred and related liability corresponds to the amortized cost of rights and obligations retained, if the asset transferred is measured at amortized cost, or the fair value of the rights and obligations retained, if the asset transferred is measured at fair value.

Therefore, financial assets are only written off when the rights on cash flows generated are extinguished or when substantially all relevant risks and rewards are transferred to third parties.Likewise, financial liabilities are only written down when the obligations that generate them are extinguished or when they are acquired with the intention of being cancelled or resold.

Offset of assets and liabilities

Financial assets and liabilities are offset, i.e., accounted for in the balance sheet at their net amounts, only if Santander Brasil and its subsidiaries have a currently legally enforceable right to offset the amounts recognized and have the intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

Regular purchase of financial assets

Regular purchases of financial assets are recognized on transaction date.Assets are reversed when the rights to receive cash flows expire or when Santander Brasil has substantially transferred all risks and rewards of ownership.

Impaired financial assets

i. Definition

A financial asset is impaired when there is objective evidence of events that:

•          Result in an adverse impact on estimated future cash flows on the transaction date, in case of debt instruments (borrowings and debt securities).

•          Cause their carrying amounts not be fully recovered, in case of equity instruments.

•          Arise from breach of borrowing terms or conditions, and

•          Due to a bankruptcy process.

In general, whenever the events above are identified, the carrying amount of impaired financial assets is adjusted by recognizing an allowance for impairment losses charged as expense in “Losses on financial assets (net)” in the consolidated income statement.The reversal of losses previously recorded is recognized in the consolidated income statement when the impairment loss decreases and can be objectively related to a recovery event.

The determination of interest on financial assets considered as impaired is suspended, when there is reasonable doubt with respect to their full recovery and/or collection of the related interest on the amounts and at the dates initially agreed, after taking into consideration the collaterals received to ensure (fully or partially) the collection of the related balances. For all assets considered as impaired, any receipts arising from these borrowings are used in the receipt of accumulated interest and the remaining, if any, is applied in the repayment of the principal of these borrowings.

When the recovery of any amount recognized is considered as unlikely, the amount is fully written off. This write-off normally takes place when delay is over 360 days.In case of long-term transactions (over 3 years), receivables are written down when they complete 540 days of default.The loss is recorded in a memorandum account over a minimum period of 5 years and while Santander Brasil has applied all procedures and collection rights and contractual rights are extinguished.

ii.Debt instruments stated at amortized cost

The amount of a loss incurred to determine the recoverable amount of a debt instrument stated at amortized cost corresponds to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future loan losses not incurred), less original effective interest of the financial asset (i.e., the effective interest rate calculated upon initial recognition), and is presented as a reduction of asset and recognized in the income statement.

When estimating future cash flows of debt instruments, the following factors are taken into consideration:

•          All amounts expected to be obtained over the remaining life of the instrument, including collaterals offered, where applicable.Impairment losses also take into account the likelihood of collection of accrued interest receivable;

•          The various types of risks to which each instrument is subject; and

•          The circumstances based on which collections will probably be made.

These cash flows are subsequently adjusted using the effective interest rate of the transaction.

Specifically with respect to the adjustment to the recoverable value arising from the consummation of the risk of insolvency of counterparties (credit risk), a debt instrument becomes uncollectible due to insolvency when there is evidence of deterioration of the counterparty’s ability to pay, either due to default or other reasons.

Santander Brasil applies, through its risk area, policies, methods and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods and procedures are applied on granting, analysis and documentation of debt instruments, contingent liabilities and other obligations, identification of the recoverable value and calculation of the amounts necessary to cover the related credit risk.

The procedures applied on the identification, measurement, control and decrease of the exposure to the credit risks are based on individual level or grouped by similarity.

•          Customers with individual management: customers in the wholesale sector, financial institutions and certain companies. Risk is managed through an analysis supplemented by tools that support the decision-making process based on internal risk assessment models.

•          Customers with standard management: individuals and legal entities not classified as individual customers.Risk is managed based on automated decision-making and internal risk assessment models, supplemented, when the model is not comprehensive or accurate enough, by analyst teams specialized on this type of risk.Receivables relating to standard customers are normally considered as uncollectible when they have a history of losses and are past-due over 90 days.

With respect to the allowance for impairment losses of the credit risk, Santander Brasil analyzes all loans.Loans are individually analyzed with respect to impairment or jointly analyzed with respect to impairment.Loans accounted for at amortized cost, which are individually analyzed with respect to impairment are jointly analyzed with respect to impairment, and grouped considering risk similarity.Loans individually analyzed with respect to impairment are not included in balances jointly analyzed with respect to impairment.

To individually measure impairment losses on loans analyzed with respect to impairment, Santander Brasil considers the borrower’s conditions, such as economic and financial condition, level of indebtedness, profit generation capacity, cash flow, management, corporate governance and internal control quality, history of payments, experience in the sector, contingencies and credit limits, as well as the characteristics of assets, as well as their nature and purpose, type, sufficiency and liquidity level guarantees and total credit amount, and also based on past experience of impairment and other circumstances know on valuation date.

To measure impairment loss on loans jointly analyzed with respect to impairment, Santander Brasil separates financial assets into groups taking into consideration the characteristics and similarities of credit risk, i.e., according to the segment, type of assets, collaterals and other factors associated with past experience of impairment and other circumstances know on valuation date.

The impairment loss is calculated using statistical models that take into consideration the following factors:

•          Exposure to default or “EI” is the amount of the risk exposure on the borrower’s default date.

Under the IFRS, the exposure level used in this calculation is the actual exposure as disclosed in our balance sheet.

•          Probability of default or “PI” means the probability of the borrower not performing its obligations to pay the principal and/or interest.

PI is measured using a time interval of one year; i.e., quantifies the probability of the borrower incurring default in the following year. The borrowing will be in default if the principal or interest is past due over 90 days or more or the borrowing is outstanding but there are doubts with respect to the counterparty’s solvency (subjective doubtful assets).

•          Default loss or “PI” means the loss incurred in an event of default.

The PI is based on net write-offs of nonperforming loans, taking into account the collaterals related to loans, income and expenses associated with the collection process and also the default time.

•          In addition, before writing off past-due loans (which was made only after all collection efforts were implemented), we recognized a full allowance for the remaining debt balance of the loan so that our allowance for loan losses fully cover our losses.Hence, Santander Brasil believes that its methodology to determine the allowance for loan losses was developed so as to match its risk measurement and raise loans that might be impaired.

iii.Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale is recorded in equity in line item "Adjustments to market price - Available-for-sale financial assets”.

When there is objective evidence that the differences referred to above arise from the loss considered as permanent, they are no longer recognized in equity and are classified in the consolidated income statement at the cumulative amount on that date. Losses considered as permanent relating to an investment in equity instruments are not reversed in subsequent periods.

iv.Equity instruments measured at cost

The impairment loss of equity instruments measured at cost corresponds to the difference between the carrying amount and the present value of expected future cash flows adjusted by the market return rate for similar securities.

Impairment losses are recognized in the consolidated income statement for the period in which they arise, as a direct reduction of the instrument cost.These losses can only be reversed subsequently if the relevant assets are sold.

Lease accounting

i. Finance leases

Finance leases are leases that transfer to the lessor substantially all risks and rewards of ownership of the leased asset.

When the consolidated entities act as the lessors of an asset, all types of finance leases have guaranteed residual value, and the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value -which is generally the exercise price of the call option of the lessee at the end of the lease term - is recognized as loan to third parties and is therefore included in line item “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these agreement is credited to “Interest income and similar” in the consolidated income statement so as to obtain a constant rate of return on the lease term.

ii.Operating leases

In operating leases, the ownership of the leased asset and substantially all risks and rewards of ownership remain with the lessor.

When acting as lessors, consolidated entities present the acquisition cost of leased assets in line item “Tangible assets”.The depreciation policy for these assets is in line with property, plant and equipment policy, and the revenue from operating leases is recognized on a straight-line basis in line item “Other operating income (expenses)” in the consolidated income statement.

When the consolidated entities act as the lessee, lease expenses, including any incentives granted by the lessor, are recognized on a straight-line basis in line item “Other administrative expenses” in the consolidated income statements.

Noncurrent assets held for sale

Noncurrent assets held for sale include the carrying amount of individual items, or groups of disposal or items that are part of a business unit for disposal (“Discontinued transactions”), whose sale “as is” is highly probable and which is expected to occur within one year.Properties or other noncurrent assets received by consolidated entities upon full or partial settlement of payment obligations of borrowers are considered as noncurrent assets held for sale through auctions that normally take place within one year.

Noncurrent assets held for sale are measured as the lower of the fair value less costs to sell and the carrying amount on the date in which they are classified in this category.Noncurrent assets held for sale are not depreciated.

Impairment losses on an asset or group of disposal as a result of a decrease in its carrying amount to the fair value (less costs to sell) are recognized in “Profit/loss on disposal of noncurrent assets held for sale not classified as discontinued transactions” in the consolidated income statement.Gains on a noncurrent asset held for sale arising from subsequent increases in the fair value (less costs to sell) increase their carrying amount and are recognized in the consolidated income statement until the amount corresponding to impairment losses previously recognized.

Tangible assets

Tangible assets include the amount of buildings, land, furniture, vehicles, IT equipment (hardware) and other tools owned by Santander Brasil, including tangible assets received by Santander Brasil upon full or partial settlement of financial assets corresponding to due from related parties for continuing use, and tangible assets acquired based on finance leases, presented at cost less the related accumulated depreciation and any impairment losses (net carrying amount higher than the recoverable amount).

Depreciation is calculated on a straight-line basis based on the acquisition cost less its residual value.Land where the buildings and other structures with indefinite useful lives are built and, therefore, are not depreciated.

Depreciation expenses on the tangible asset is recognized in the consolidated income statement and basically calculated using the following depreciation rates (based on the average of years of estimated useful life of different assets):

Santander Brasil determines, at the end of each period, if there is any indication that tangible assets might be impaired, i.e., an asset with a carrying amount above the realizable value, either through use or sale.Properties are assessed using reports prepared by independent appraisers.

Once the impairment of the tangible asset is identified, it is adjusted until reaching its realizable value through the recognition of an impairment loss recorded in "Losses on other assets".In addition, the depreciation amount of the aforesaid asset is recalculated so as to adjust the useful life of the asset.

In case of any evidence or indication of impairment of a tangible asset, Santander Brasil recognizes the reversal of the impairment loss recorded in prior years and should adjust future depreciation expenses based on the useful life of the asset.Under no circumstance the reversal of an impairment loss of an asset can increase its carrying amount above the amount that would have been obtained had no impairment loss be recognized in prior years.

Upkeep and maintenance expenses relating to the property, plant and equipment of own use are recognized as expenses in the period in which they are incurred.

Intangible assets

Intangible assets refer to non-monetary identifiable assets (separable from other assets) with physical substance that result from a legal transaction or internally developed software.Only assets whose cost can be reliably estimated and based on which consolidated entities consider as probable that future economic benefits will be generated are recognized.

Intangible assets are initially recognized at acquisition or production cost and are subsequently measured less of any accumulated amortization and any accumulated impairment losses.

i. Goodwill

Upon acquisition of an investment in subsidiary, any difference between the investment cost and the investor’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities of the investee (subsidiary or associate) is accounted for under IFRS 3 - Business Combination.

Goodwill is recognized only when he amount of the consideration obtained from the investee exceeds the fair value on acquisition date and, therefore, represents a payment made by the buyer in consideration for future economic benefits of assets of the acquiree that cannot be identified individually and recognized separately.

At the end of each reporting period or whenever there is an indication of impairment, the goodwill is tested for impairment (where the amount of the recoverable amount is lower than the carrying amount) and if there is any loss, goodwill is written off upon recognition as “Losses on other assets (net) – Other intangible assets” in the consolidated income statement.

The adjustment to the net fair value of the identifiable assets, liabilities and contingent liabilities of the investee with respect to their carrying amounts are individually allocated to the identifiable assets acquired and liabilities assumed that comprise it based on the respective fair values on the acquisition date.

In case of business combinations made in phases, the prior interest in the acquiree at fair value on acquisition date that such acquiree’s control is obtained is measured again.

Any business combination involving entities or business under common control refers to a business combination where all entities or business deriving from the combination are controlled by the same party(ies), before and after the business combination, and such control is not temporary and, therefore, is recorded at their carrying amounts.

ii.Other intangible assets

Refers to an identifiable non-monetary asset with no physical substance.It basically derives from the development of a software, as well as the acquisition of rights (such as the list of customers acquired) that are capable of generating economic benefits to Santander Brasil.They could be definite or indefinite.

Other intangible assets have indefinite useful life when, based on an analysis of all relevant factors, Santander Brasil believes that there is predictable limit for the period over which the asset is expected to generate cash inflows for Santander Brasil, or a finite useful life in all other cases.

Intangible assets with indefinite useful life are not amortized; on the contrary, at the end of each period, the entity reviews the remaining useful life of the assets in order to determine if it continues to be indefinite and, if not, the change should be accounted for as a change in accounting estimates.

Intangible assets with finite useful life are amortized over such useful life using methods similar to those used to depreciate tangible assets.Amortization expenses are recognized in line item "Depreciation and amortization" in the consolidated income statement.

Santander Brasil determines, at the end of each period, if there is any indication that intangible assets might be impaired, i.e., an asset with a carrying amount above the realizable value.After identifying any impairment, this is adjusted until reaching its realizable value.

The measurement of the recoverable value of other intangible assets - software is made based on the value in use, as well as on the analysis of the discontinuance of the asset with respect to Santander Brasil’s activities.

Santander Brasil uses the value in use of other intangible assets – lists of customers to determine the recoverable value since it is not reasonably possible to determine the net sales amount, because there is no basis to make a reliable estimate of the amount to be obtained in consideration for the sale of the assets in an arm’s length transaction between knowledgeable, willing parties.The value in use of lists of customers acquired related to the purchase of “payrolls” is determined individually.A “Business Case” is prepared by the business areas which is intended to show the expected generation of future economic benefits and the present value of expected cash flows.On quarterly basis, these “Business Cases” are reviewed based on actual cash flows of each business (value in use), which are compared to the carrying amount, verifying if there is or not the need to account for an impairment loss.

Other assets

Includes the balance of all advances and revenues accrued (excluding accrued interest), the net amount of the difference between pension plan obligations and the amount of the plan’s assets with a balance on behalf the entity, if the net amount is to be disclosed in the consolidated balance sheet, and the amount of any other properties and assets not included in other items.

Liabilities for insurance agreements

Liabilities for insurance agreements are comprised mainly of mathematical provisions of benefits granted and to be granted (PMBaC and PMBC).Insurance agreements are agreements where Santander Brasil accepts a significant risk – other than the financial risk – of an insured and accepts to compensate the beneficiary in the event of future uncertain events where the beneficiary will be adversely affected.

Insurance liabilities are recognized when the agreement is accounted for and the premium is collected.Agreements that are classified as insurance are not subsequently reclassified.Liabilities are written off when the agreements is terminated or cancelled.

Mathematical provisions of benefits to be granted are recognized based on contributions made under the financial capitalization regime. Mathematical provisions for benefits to be granted correspond to guarantees on continuing profit plans where they are recognized through actuarial calculations for the PGBL and VGBL.

All valuation methods used by the subsidiaries are based on general principles that the carrying amount of the net liability needs to be sufficient to cover any projected obligation resulting from insurance agreements.Investment assumptions are also determined by the local regulatory agency or based on Management’s future expectation.In the latter case, the anticipated return of the future investment is defined by Management considering available market information and economic indicators.An assumption significantly related to the estimated gross profit on variable annuities is the annual long-term growth rate of the underlying assets.

Tests are conducted to verify whether mathematical provisions are adequate for each year.

Provisions, contingent assets and contingent liabilities

Santander Brasil and its subsidiaries are parties to lawsuits and administrative proceedings of tax, labor and civil nature, arising from the normal course of their activities.

Lawsuits and administrative proceedings are recognized in the accounting records based on the nature, complexity and history of lawsuits and the opinion and internal and external legal counsel.

Provisions are recognized when the risk of loss in the lawsuit or administrative proceeding is assessed as probable and the amounts are reliably measurable, based on best information available.Provisions include legal obligations, lawsuits and administrative proceedings relating to tax and social security obligations, whose validity or constitutionality can be challenged and which, regardless of the assessment about the likelihood of loss, amounts are fully recognized in the financial statements.They are fully or partially reversed when obligations cease to exist or are reduced.

Contingent liabilities are possible obligations arising from past events and whose existence is confirmed by the occurrence or not of one or more future events that are not full under control of consolidated entities.Pursuant to accounting standards, contingent liabilities classified as possible losses are not recognized but rather disclosed in the explanatory notes to the financial statements.

Contingent assets are not accounted for, except when there are collaterals or favorable final and unappealable legal decisions, which characterize the gain as virtually certain.Contingent assets with a probable favorable outcome, if any, are only disclosed in the financial statements.

Management understands that provisions recognized are sufficient to cover probable losses arising from lawsuits and administrative proceedings, and believes that, in the aggregate, they will have no significant impacts on profit Santander Brasil’s or loss, cash flow or financial condition.

Given the uncertainties arising from lawsuits it is impracticable to determine the timing of cash outflow (financial disbursement).

Share-based compensation

Santander Brasil offers long-term compensation plans with acquisition conditions.The main acquisition conditions are: (1) service conditions, provided that the participant remains employed during the term of the Plan to acquire condition to exercise its rights; (2) performance conditions, the number of Units subject to exercise by participant will be determined according to the result of calculation of Santander Brasil’s performance parameter:Total Shareholder Return (TSR) and can be reduced, if the goals of the reduction of Return on Risk-adjusted Capital (RORAC) are not attained, comparison between realized and budgeted at each year, as set by the Board of Directors and (3) market conditions since some parameters are contingent on the market price of Santander Brasil’s shares.Santander Brasil measures the fair value of the services provided by reference to the fair value of equity instruments granted on grant date, taking into account market conditions for each plan when the fair value is estimated.

Settlement through shares

Santander Brasil measures the fair value of the services provided by reference to the fair value of equity instruments granted on grant date, taking into account market conditions for each plan when the fair value is estimated.In order to recognize personnel expenses as a balancing item to capital reserves during the effective period, as services are received, Santander Brasil considers the treatment of service conditions and recognizes the amount for the services received during the effective period based on the best assessment of the estimate for the number of equity instruments that it is expected to grant.

Settlement in cash

For share-based payments settled in cash (in the form of share appreciation), Santander Brasil measures services provided and the related liability incurred in the fair value in the appreciation of shares on the grant date and until the liability is settled, Santander Brasil remeasures the fair value of the liability at the end of each reporting period and the settlement date, with any changes in fair value recognized in profit or loss for the period. In order to recognize personnel expenses as a balancing item to provisions in “other liabilities” during the validity period, reflecting in the period how services are received, Santander Brasil determined total liabilities based on the best estimate of the number of appreciation rights of the shares acquired at the end of the validity period and recognizes the amount of services received during the validity periods based on the best estimate available. On a periodic basis, Santander Brasil analyzes such estimate of the number of share appreciation rights to be acquired at the end of the grace period.

Recognition of income and expenses

The most significant criteria adopted by Santander Brasil to recognized its income and expenses are summarized below:

i. Interest income and expenses and similar

Interest income and expenses and similar are generally recognized on an accrual basis, using the effective interest method. Dividends received from other companies are recognized as revenue when the right to receive them arises for consolidated entities.

However, the recognition of interest accrued in the consolidated income statement is suspended for debt instruments and borrowings and advances individually classified as uncollectible and for instruments the impairment losses of which are collectively analyzed because they have payments past due over three months.These interests are recognized as revenue when charged as a reversal of related impairment losses.

ii.Commissions, fees and similar items

Income and expenses from fees and commissions are recognized in the consolidated income statement using criteria that vary according to their nature.The main criteria are:

•          Income and expenses from fees and commissions, relating to financial assets and liabilities measured at fair value through profit or loss, are recognized when paid;

•          Those resulting from transactions or services performed over a period of time are recognized throughout the life of such transactions or services; and

•          Those relating to services provided through one single action are recognized upon the performance of any such action.

iii.Non-financial income and expenses

Recognized for accounting purposes on accrual basis.

iv.Deferred collections and payments

Recognized for accounting purposes at the amount resulting from the discount of expected cash flows at market rates.

v. Contractual loan rates

Contractual loan rates, particularly in loan request and granting rates, are accrued and recognized over the loan term.Regarding loan granting rates, the portion relating to direct related costs incurred under the loan agreement is immediately recognized in the consolidated income statement.

Financial guarantees

Financial guarantees are defined as agreements whereby an entity undertakes to make specific payments on behalf of a third party, if the third party fails to do so, regardless of the various legal manners that they might have, such as collaterals, irrevocable documentary credits issued or confirmed by the entity, etc.

Santander Brasil initially recognizes financial guarantees as liabilities in the consolidated balance sheet at fair value, which is generally the present value of fees, commissions and interest receivable from these agreements over their term, and simultaneously, recognized in assets in the consolidated balance sheet the amount of fees, commissions and interest received at the beginning of transactions and the amounts of fees, commissions and interest receivable at present value.

Financial guarantees, regardless of the guarantor, instrument or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, if applicable, to consider whether a provision is necessary.The credit risk is determined by applying criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

Provisions recognized for these transactions are recognized in line item “Provisions – Provisions for contingent liabilities, obligations and other provisions” in the consolidated balance sheet.

If a specific provision is necessary for financial guarantees, the related unrecognized commissions in line item “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the adequate provision.

Post-employment benefits

Post-employment benefit plans comprise commitment assumed by Santander Brasil of: (i) supplementing the welfare benefits; and (ii) health care, on cases of retirement, permanent disability or death for those eligible employees and their direct beneficiaries.

Defined contribution plans

A defined contribution plan is the post-employment benefit plan based on which Santander Brasil and its subsidiaries, as the sponsoring entity, pay fixed contributions to a pension fund, with no legal or constructive obligation of paying additional contributions if the fund does not have sufficient assets to honor all benefits relating to the services provided in the current and prior periods.

Contributions made in this sense are recognized as “`Personnel expenses” in the consolidated income statement.The amounts not yet contributed at the end of each year are recognized at their present value as “Provisions – Provisions for pension funds and similar obligations” in the consolidated balance sheet.

Defined benefit plans

A defined benefit plan is the post-employment benefit plan that is not a defined contribution plan.

The present value of defined benefit plan obligations is recorded net of: (i) the fair value of the plan assets; and (ii) the unrecognized net actuarial gains and/or losses, which are deferred using the corridor approach; (iii) the cost of past services, which are deferred over the vesting period.Obligations are accounted for as “Provisions – Provisions for pension funds and similar obligations” in the consolidated balance sheet.

An asset, the actuarial asset is recognized in the consolidated balance sheet as “Other assets”, in case the net amount corresponds to an asset.This situation applies when:(i) the excess funds corresponds to future economic benefits in the form of return to the sponsor or reduction in future contributions, according to the conditions set forth in Resolution 26/2008 issued by the Supplementary Pension Steering Committee (CGPC); and (ii) resulting from any actuarial losses and accumulated cost of past service, net and not recognized that will be offset in the long term.

The plan assets are defined as those to be used directly in the settlement of obligations and that: (i) are owned by the sponsored entity; and  (ii) can only be used to pay or finance post-employment benefits and cannot be returned to the sponsored entities, unless there is excess of funds according to the conditions set forth in CGPC Resolution 26/2008.

Actuarial gains and losses are those resulting from differences between prior actual assumptions and what effectively occurred and the effects of any changes in actuarial assumptions. Santander Brasil uses the corridor approach and recognizes in profit or loss the net amount of accumulated actuarial gains and/or losses that exceed the higher of 10% of the present value of obligations or 10% of the fair value of the plan assets.

The cost of past services arises from changes in current post-employment benefits or the introduction of new benefits, is recognized on a straight-line basis in profit or loss over the period between the time new commitments arise and the date in which the employee is irrevocably entitled to receive new benefits.

Post-employment benefits are recognized in profit or loss as follows:

•          Cost of current service – increase in the present value of the obligations resulting from services of employees in the current period - “Personnel expenses”.

•          Cost of interest – increase in the present value of obligations as a result of the lapse of time - “Interest expenses and similar”.

•          The expected return on the plan assets and gains or losses on the plan assets - “Interest income and similar”.

•          Actuarial gains and losses calculated using the corridor approach and the unrecognized cost of past services -“Provisions (net)”.

The defined benefit plans are accounted for based on actuarial valuation performed annually by an outside consulting company, at the end of each year effective for the subsequent period.The actuarial valuation of these plans depends on a series of assumptions, amongst which are:

•          Interest rates;

•          Mortality tables;

•          Annual index applied to the review of retirements;

•          Price inflation index;

•          Annual wage adjustment index; and

•          Method used to calculate commitments relating to rights of active employees.

Other long-term benefits to employees

Other long-term benefits to employees defined as obligations to early retirement beneficiaries  - considered as those who no longer provide services to an entity, but who, without being legally retired, continue to have economic rights with respect to the entity until they acquire the legal status of retirees – bonuses for length of service, obligations for spouse death or disability before retirement, that rely on the employee’s length of service in the entity, and other similar items, are treated for accounting purposes, as the case may be, as previously set forth for defined benefit post-employment plans, except that all costs of past services and actuarial gains and losses are immediately recognized.

Severance benefits

Severance benefits are recognized when there is a formal detailed plan identifying the basic changes to be made, provided that the plan implementation has begun, its main characteristics have been publicly announced or objective facts relating to its implementation have been disclosed.

Income tax

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution is calculated at the rate of 15% for financial institutions, after the adjustments set forth in tax laws are made; and 9% for non-financial entities.

Income tax expenses are recognized in the consolidated income statement, except when they result from a transaction directly recognized in equity and, in any such case, the tax effect is also recognized in equity.

Current income tax expenses are calculated as the sum of current income tax resulting from the application of the proper tax rate to the taxable income for the year (less any deductions permitted for tax purposes) and changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax asset includes the amount of all tax assets, classified as “Current” – amounts of taxes recoverable within the next 12 month – and “Deferred” – amounts of taxes to be recovered in future years, including unutilized tax losses or credits.

Tax liabilities include the amount of all tax liabilities (except for provisions for taxes), classified as “Current” – amount payable with respect to the income tax on taxable income for the year and other taxes within the next 12 months – and  “Deferred” – amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences identified as the amounts expected to be paid or recovered on differences between the carrying amounts of assets and liabilities and their related tax bases, and accumulated tax credits and losses.These amounts are measured at the rates expected to be applied in the period in which the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is probable that consolidated entities will have sufficient future taxable income against which deferred taxes assets can be utilized, and deferred tax assets do not result from initial recognition (except in a business combination) of other assets and liabilities in a transaction that does not affect taxable income or book profit.Other deferred tax assets (accumulated tax credits and losses) are only recognized if it is probable that consolidated entities will have sufficient taxable income against which they can be utilized.

Income and expenses directly recognized in equity are accounted for as temporary differences.

Deferred tax assets and liabilities are revalued on the balance sheet date to determine if they still exist, by making the proper adjustments based on the analyses performed.

As set forth in the prevailing regulation, the expected realization of Santander Brasil’s tax credits is based on projected future profit and a technical study.

PIS and COFINS are calculated at a combined tax rate of 4.65% on certain gross income and expenses.Financial institutions can deduct certain finance costs in the determination of PIS and COFINS tax bases.PIS and COFINS are considered as components of profit (net of certain income and expenses); therefore, and under IAS 12, they are accounted for as income taxes.

10.6        In relation to the internal controls adopted to ensure the preparation of reliable financial statements, the executive officers shall comment on:

a. the efficiency level of such controls, indicating possible imperfections and the actions taken to correct them

The management carried out an assessment of the controls and procedures in effect as of December 31, 2012, and concluded that they are sufficient to ensure the accuracy of the information disclosed by Santander Brasil in the financial statements, and also that they are in accordance with the requirements of the Public Company Accounting Oversight Board and of Section 404 of the Sarbanes-Oxley Law.

The internal control process for preparation of the financial statements is overseen by the chief executive of Santander Brasil and the principal financial managers, officers and other staff, so as to give reasonable assurance that the financial reports issued and the consolidated financial statements are reliable, in accordance with generally accepted accounting practices.

Internal controls relating to the issue of financial statements include the following policies and procedures:

•              Accurate and reasonably detailed records are kept, to provide a fair reflection of transactions and dispositions of assets;

•              Reasonable assurance is given that transactions are recorded in such a way that the financial statements may be prepared according to generally accepted accounting principles, and that revenues and expenses are always authorized by the management and officers; and

•              Reasonable assurance is given that unauthorized purchases, or the use or distribution of assets that might have a material effect on the financial statements, can be prevented or detected in good time.

The limitations inherent in internal controls may render them insufficient to prevent or detect errors.Furthermore, forecasts of their future efficacy are subject to the risk that they may prove inadequate due to changes in conditions, or that their degree of conformity with policies or procedures may deteriorate.

The Company has adapted its internal control processes to the strictest international standards, and in accordance with the guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission.An expanded version of these guidelines has been introduced into the Santander Brasil Group companies, using a common methodology to standardize procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

The Company has set up a corporate areawith responsibility for implementing and maintaining the model of internal controls - SOX (MCI).This model uses documented information contained in a single database, known as the “SOX System”, to which the managers responsible and other authorized users, including auditors, have access through the local intranet or email.

The system assists management in administering the MCI (internal controls model) and to document the associated sub-processes, risks and controls, and also allows the managers responsible to certify the operation of controls, sub-processes, processes, activities and sub-groups, thus providing comfort for the Chief Executive Officer and Executive Vice President of the Company when certifying the financial statements.

The management of Santander Brasil is therefore of the opinion that the internal controls for preparing and issuing the financial statements as of December 31, 2012, show no significant deficiencies.

b.the deficiencies and recommendations on internal controls contained in the independent auditor report

The review of the efficacy of the internal controls of SantanderBrazil for 2012, completed in March 2013 by the independent auditors (Deloitte Touche Tohmatsu Auditores Independentes) as part of the Sarbanes-Oxley Law certification process, found no significant deficiencies, risks or material failures to comply with legal or regulatory standards.

10.7. If Santander Brasil has made a public offering of securities, the officers should comment on:

a. how funds raised in the offer were used

Not applicable for the years of 2010, 2011 and 2012

b. whether there were any material differences between the actual use of the proceeds and the proposals for use shown in the corresponding offer documents

Not applicable.

c. if any differences occurred, give the reasons for such differences

Not applicable.

10.8. The executive officers shall describe the relevant items not evidenced in the financial statements of the issuer, indicating (at the ending of the year):

a. the assets and liabilities held by the issuer, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as:

     i. operating leases, assets and liabilities

Santander Brasil leases properties, which are mainly used as branches, based on a standard agreement, which it may cancel at will and which includes a renewal option and adjustment clauses, within the framework of an operating lease. The total of minimum future payments due on non-cancellable operating leases stood at R$2,373,881 as of December 31, 2012, of which R$606,154 was due within one year, R$1,511,332 from 1 to 5 years and R$256,395 after more than 5 years. Santander Brasil also has a total of R$2,262 in contracts for indefinite periods, corresponding to the monthly rental for these contracts. An amount of R$620,542 was recognized as expenses during the year, in respect of operating lease payments.

Leasing agreements are adjusted annually, in accordance with the current legislation, in most cases using the IGP-M as the indexer. The lessee has the right to terminate these agreements at any time, as provided in the terms of the agreements and according to current legislation.

   ii. written-off receivables portfolios in relation to which the entity is exposed to risks and has responsibilities, indicating the respective liabilities

Not applicable, since there are no such assets off balance sheet.

   iii. agreements for the future sale and purchase of products or services

Not applicable, since there are no such assets off balance sheet.

   iv. unfinished construction contracts

Not applicable, since there are no such assets off balance sheet.

   y. agreements for the future receivable financing operations

Not applicable, since there are no such assets off balance sheet.

b. other items not evidenced in the financial statements

Derivative financial instruments

Notional and/or contractual reference values and fair values of traded and hedging derivatives held by Santander Brasil are as follows:

	2012		2011		2010
In thousands of Reais	Notional reference value	Fair value	Notional reference value	Fair value	Notional reference value	Fair value

Swaps		(109,449)		(195,880)		553,953
Assets	112,138,690	16,792,479	99,094,099	9,228,909	89,974,142	18,374,023
Interbank Certificates of Deposit (CDI)	34,842,507	4,981,610	32,413,067	8,223,265	37,384,081	16,865,287
Fixed Interest Rates – Reais (1)	16,341,376	11,810,869	5,684,619	1,005,644	3,976,036	1,508,736
Indexed to Price and Interest Rate Indices	14,386,596	-	13,259,314	-	11,662,920	-
Foreign currency	46,477,772	-	47,621,292	-	36,923,396	-
Others	90,439	-	115,807	-	27,709	-
Liabilities	112,255,326	(16,901,928)	99,326,333	(9,424,789)	89,759,177	(17,820,070)
Interbank Certificates of Deposit (CDI)	30,506,604	-	23,700,429	-	20,794,805	-
Fixed Interest Rates – Reais	4,694,953	-	5,311,504	-	2,453,015	-
Indexed to Price and Interest Rate Indices	19,509,496	(5,512,171)	19,781,674	(6,352,475)	15,021,487	(3,084,207)
Foreign currency (1)	57,406,818	(11,355,697)	50,340,717	(3,004,037)	51,237,260	(14,522,887)
Others	137,455	(34,060)	192,009	(68,277)	252,610	(212,976)
Options	266,060,940	(159,048)	266,612,580	(329,357)	363,612,753	(134,502)
Purchase Undertakings	107,224,381	297,124	110,672,248	208,117	166,047,798	210,232
Dollar Purchase Options	1,792,837	31,993	1,299,890	39,528	3,594,587	58,218
Dollar Sales Options	1,748,915	24,087	794,230	65	1,627,126	43,853
Other Purchase Options (2)	46,244,224	45,920	74,456,856	48,267	94,486,883	72,435
Interbank Market	45,411,468	2,289	73,455,970	14,994
Others (2)	832,756	43,631	1,000,886	33,273
Other Sales Options (2)	57,438,405	195,124	34,121,272	120,257	66,339,202	35,726
Interbank Market	56,963,540	185,813	31,754,691	41,309
Others (2)	474,865	9,311	2,366,581	78,948
Sales Undertakings	158,836,559	(456,172)	155,940,332	(537,474)	197,564,955	(344,734)
Dollar Purchase Options	1,453,215	(28,003)	2,842,096	(17,896)	4,162,415	(91,393)
Dollar Sales Options	1,385,098	(6,036)	2,848,995	(7,683)	2,967,037	(8,485)
Other Purchase Options	83,389,536	(103,294)	69,094,441	(100,105)	108,921,695	(126,295)

Interbank Market	81,602,615	(4,241)	67,744,926	(20,471)
Others (2)	1,786,921	(99,053)	1,349,515	(79,634)
Other Sales Options	72,608,710	(318,839)	81,154,800	(411,790)	81,513,808	(118,561)
Interbank Market	71,156,608	(272,536)	78,492,974	(293,479)
Others (2)	1,452,102	(46,303)	2,661,826	(118,311)
Futures Contracts	61,247,088	-	100,361,012	-	94,302,441	-
Overbought Position	40,376,893	-	46,879,640	-	50,679,903	-
Foreign Exchange Coupon (DDI)	2,916,996	-	1,727,725	-	2,856,706	-
Interest Rate (DI1 and DIA)	30,144,684	-	42,328,562	-	47,296,910	-
Foreign currency	6,576,093	-	2,563,038	-	171,136	-
Index (3)	133,917	-	78,332	-	267,987	-
Treasury Bonds/Notes	605,203	-	178,570	-	59,975	-
Others	-	-	3,413	-	27,189	-
Oversold Position	20,870,195	-	53,481,372	-	43,622,538	-
Foreign Exchange Coupon (DDI)	14,091,511	-	17,359,882	-	5,504,291	-
Interest Rate (DI1 and DIA)	6,556,673	-	21,981,554	-	33,908,636	-
Foreign currency	12,414	-	13,923,253	-	3,862,750	-
Index (3)	17,926	-	38,496	-	205,387	-
Treasury Bonds/Notes	191,671	-	178,187	-	141,474	-
Term and Other Contracts	21,766,014	(280,085)	22,726,891	(29,941)	14,459,141	(157,406)
Purchase Undertakings	11,046,667	197,859	11,564,473	298,083	6,561,234	(78,006)
Currencies	11,046,667	197,859	11,556,048	298,083	6,559,748	(78,006)
Others	-	-	8,425	-	1,486	-
Sales Undertakings	10,719,347	(477,944)	11,162,418	(328,024)	7,897,907	(79,400)
Currencies	10,797,139	(185,614)	11,138,022	(272,312)	7,759,347	(216,147)
Others	(77,792)	(292,330)	24,396	(55,712)	138,560	136,747

The breakdown by maturity date of notional and/or contractual reference values of traded derivatives is as follows:

In thousands of Reais	2012				2011	2010
	Up to 3 months	3 to 12 months	Over 12 months	Total	Total	Total

Swaps	18,705,291	24,461,642	68,971,757	112,138,690	99,094,099	89,974,142
Options	149,205,432	68,038,209	48,817,299	266,060,940	266,612,580	363,612,753
Futures Contracts	21,798,030	7,963,925	31,485,133	61,247,088	100,361,012	94,302,441
Term and Other Contracts	12,750,815	5,274,876	3,740,323	21,766,014	22,726,891	14,332,682
Total	202,459,568	105,738,652	153,014,512	461,212,732	488,794,582	562,222,018

In thousands of Reais	2012				2011	2010
	Stock Exchanges(1)	Cetip(2)	Over-the-counter	Total	Total	Total

Swaps	26,772,074	49,280,886	36,085,730	112,138,690	99,094,099	89,974,142
Options	264,359,394	1,701,546	-	266,060,940	266,612,580	363,612,753
Futures Contracts	61,247,088	-	-	61,247,088	100,361,012	94,302,441
Term and Other Contracts	3,077	14,409,872	7,353,065	21,766,014	22,726,891	14,332,682
Total	352,381,633	65,392,304	43,438,795	461,212,732	488,794,582	562,222,018
(1) Includes amounts traded on BM&FBOVESPA and other stock and commodity exchanges. (2) Includes amounts traded in other clearing houses.

Details of the fair value of traded derivates recorded as assets or liabilities:

In thousands of Reais	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Swaps – Difference Receivable/Payable (1)	4,092,378	4,327,209	3,334,672	3,485,915	4,435,651	3,766,171
Premium on Exercisable Options	297,124	456,172	208,117	537,474	210,232	344,734
Term and Other Contracts	329,633	609,717	692,401	722,342	487,116	644,521
Total	4,719,135	5,393,098	4,235,190	4,745,731	5,132,999	4,755,426
(1) Includes “swaptions”, credit derivatives and embedded derivatives.

Market Risk Hedges

	2012			2011			2010
	Curve	Market	Mark to	Curve	Market	Mark to	Curve	Market	Mark to
In thousands of Reais	Value	Value	Market	Value	Value	Market	Value	Value	Market

Hedging Instruments
Swap Contracts	59,148	(147,817)	(88,669)	74,928	76,175	1,247	118,348	115,528	(2,820)
Assets	1,581,458	105,351	1,686,809	417,731	453,595	35,864	549,276	557,766	8,490
Interbank Certificates of Deposit (CDI)	1,039,229	5,241	1,044,470	145,940	146,711	771	424,211	426,852	2,641
Indexed in Foreign Currency – LIBOR – US Dollar	255,056	24,302	279,358	271,791	306,884	35,093	125,065	130,914	5,849
Indexed in Foreign Currency – LIBOR – Euro	287,173	75,808	362,981	-	-	-	-	-	-
Liabilities	(1,522,310)	(253,168)	(1,775,478)	(342,803)	(377,420)	(34,617)	(430,928)	(442,238)	(11,310)
Indexed in Foreign Currency – US Dollar	(1,070,666)	(185,072)	(1,255,738)	(101,410)	(102,318)	(908)	(305,837)	(311,367)	(5,530)
Indexed to Price and Interest Rate Indices (2)	(245,530)	(50,678)	(296,208)	-	-	-	-	-	-
Indexed in Foreign Currency – Fixed - US Dollar	(35,076)	(3,062)	(38,138)	(55,498)	(60,565)	(5,067)	(125,091)	(130,871)	(5,780)
Interbank Certificates of Deposit (CDI)	(171,038)	(14,356)	(185,394)	(185,895)	(214,537)	(28,642)	-	-	-

Hedge Object	1,593,371	119,818	1,713,189	342,473	346,260	3,787	429,896	443,446	13,550
Credit Transaction	1,229,701	83,785	1,313,486	342,473	346,260	3,787	429,896	443,446	13,550
Indexed in Foreign Currency – US Dollar	1,021,123	93,162	1,114,285	100,871	102,321	1,450	304,794	311,381	6,587
Indexed in Foreign Currency – Fixed - US Dollar	35,094	676	35,770	55,663	60,565	4,902	125,102	132,065	6,963
Interbank Certificates of Deposit (CDI)	173,484	(10,053)	163,431	185,939	183,374	(2,565)	-
Liabilities for Loans	363,670	36,033	399,703	-	-	-	-	-	-
Securities Available for Sale - Debentures	363,670	36,033	399,703	-	-	-	-	-	-

Cash Flow Hedge

	2012				2011	2010
	Reference	Curve	Market	Mark to	Reference	Reference
In thousands of Reais	Value	Value	Value	Market	Value	Value

Hedging Instruments
Swap Contracts		(18,866)	(17,846)	(36,713)	-	-
Assets	818,997	818,997	60,173	879,170	651,490	-
Indexed in Foreign Currency – Swiss Franc (1)	678,335	678,335	53,619	731,954	300,488	-
Indexed with Fixed Interest Rates – Reais (2)	-	-	-	-	351,002	-
Indexed with Fixed Interest Rates – Chilean Peso (2)	91,379	91,379	6,584	97,963	-	-
Indexed in Foreign Currency – Yuan (3)	49,283	49,283	(30)	49,253	-	-
Liabilities	(837,864)	(837,863)	(78,019)	(915,883)	(681,844)	-
Indexed in Foreign Currency – Fixed - US Dollar	(837,864)	(837,863)	(78,019)	(915,883)	(681,844)	-
Futures Contracts (3) (4)	34,567,439	-	-	-	(1,794,034)	(6,850,698)
Interest Rate DI1	18,962,863	-	-	-	(1,794,034)	(6,850,698)
Foreign Currency – US Dollar (5)	15,604,576	-	-	-	-	-

In thousands of Reais
	2012	2011	2010
Hedge Object – Value curve	19.607.312	2.518.986	7.385.636
Eurobonds	820.077	300.803	-
Foreign Loan liabilities	-	351.002	-
Bank Certificates of Deposit (CDB)	18.787.235	1.867.181	7.385.636

(1) Transactions maturing on December 1, 2014 and April 12, 2016, with Eurobond operations as the hedge object.

(2) Transaction maturing on April 13, 2016, with a Eurobond operation as the hedge object.

(3) Transaction maturing on December 24, 2014, with a Eurobond operation as the hedge object.

(4) Transaction maturing on January 2, with the updated value of the instruments being R$18,237,294 (12/31/2011 - R$1,812,796) with bank certificates of deposit (CDBs) as the hedge object.

(5) Transaction maturing on January 31, with the updated value of the instruments being R$15,531,390, with credit transactions (financing agreements and export and import credit agreements) as the hedge object.

Guarantees and undertakings

Joint liabilities and risks for guarantees issued to customers, registered in memorandum accounts, amounted to R$28,063 million in 2012, R$22,572 million in 2011 and R$22,563 million in 2010.

Managed funds not shown in the balance sheet

The total net worth of investment funds under the management of Santander Brasil was R$113,854 million in 2012, R$113,022 million in 2011 and R$111,338 million in 2010.

Set-off and liability settlement agreements

Santander Brasil has a set-off and liability settlement agreement within the National Financial System (SFN), entered into with individual and corporate members and non-members of the SFN, giving more assurance of financial liquidity with the parties using this type of agreement.  These agreements provide that payment obligations to Santander Brasil, arising from credit and derivatives transactions, shall be set off against the Company’s payment obligations to the counterparty in the event of default by the latter.

10.9 In relation to each of the items not evidenced in the financial statements indicated in item 10.8, the Officers should comment on the following:

a. how such items alter or could come to alter the revenue, expenses, operational result, financial expenses or other items on the financial statements of the Company.

The items mentioned in items 10.8. No additional effects exist to be evidenced.

b. the nature of the proposed operation

The items mentioned in items 10.8. No additional effects exist to be evidenced.

c. the nature of the total obligations assumed and the rights generated in favor of the Company by virtue of the operation.

The items mentioned in items 10.8. No additional effects exist to be evidenced.

10.10. The officers should indicate and comment on the main elements of the Company business plan, with particular reference to the following:

a. investments, including:

i. quantitative and qualitative description of investments in progress and planned

ii. sources of finance for investments

iii.Material disinvestments in progress and planned

Our principal capital expenditures are comprised of investments in information technology. The technology platform we have adopted focuses on our customers and supports our business model. In each of 2012, 2011 and 2010 total investments in information technology were R$958 million, R$848 million and R$1,150 million, respectively.

In 2012, we continually improved our technology platform by means of investments in systems and hardware renewal. During the year, our main project was the construction of a state-of-the-art data centerin which we intend to reach the most advanced requirements in terms of data centers.We expect to invest a total of R$226 million in the construction of the data center, of which R$61 million was invested in 2012.

Technology management by specialized companies belonging to Santander Group enables us to achieve a global scale and other benefits similar to outsourcing without the loss-of-control downside of externalizing core activities.

 Our major divestiture in the past three fiscal years and until the date of this annual report was the sale, in March 2010, of the building that housed the former headquarters of Banco Real, located at Avenida Paulista 1,374, São Paulo, for a total amount of R$270 million. This transaction was consummated through a purchase agreement dated March 4, 2010 with Fundo de Investimento Imobiliário Prime Portfolio corresponding to the sale of 60.0% of the building and a purchase agreement dated March 5, 2010 with Top Center Empreendimentos e Participações Ltda. corresponding to the sale of 40.0% of the building. We have financed 40.0% of the purchase price of the building.

b. indicate all previously disclosed acquisitions of plant, equipment, patents and other assets that are likely to have a material effect on the Company’s production capacity

We have finished the construction of our technology, research and data processing facility in the city of Campinas, in the State of São Paulo, which is currently undergoing commissioning tests before control is transferred to Produban.  The first data center at this facility is due to be delivered on May 15, 2013.

c. new products and services, indicating:

i. description of previously disclosed research in progress

ii. total amount spent by the Company in research for the development of new products or services

iii. previously disclosed projects under development

iv. total amount spent by the Company in the development of new products or services

The development of Santander Brasil products and services does not generally require investments over and above those normally included in the annual budget, and the amount spent is not material in relation to total administrative expenses.

However, even without investing material sums, in 2010 Santander Brasil announced its first venture into the acquisition market, for registering and processing electronic card transactions, in partnership with Getnet, a company which specializes in this area.Taking advantage of its entry into this segment, Santander Brasil launched its “SantanderConta Integrada” (“Integrated Account”), aimed at small and medium companies.The new service allows the commercial establishment to have a checking account with an integrated address – i.e. an account capable of receiving both MasterCard and Visa credits – as well as accepting a wide variety of regional cards and sales of services, all through the same terminal.

The “Santander Conta Integrada” is also differentiated in that it offers a special line of credit that gives the establishment access to credit for working capital transactions.With its entry into the acquisition market, Santander Brasil brings its international experience to the sector, in which it is a world leader.The machines for registering and processing credit and debit card transactions operate with the MasterCard and Visa flags. Other brands will also be incorporated, and may be processed on the same equipment, making the trader's operations easier and more economical.

Santander also announced, on January 17, 2011, the joint launch with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A.Indústria e Comércio and holder of the right to use the Esso and Mobil trademarks in Brazil, in the first quarter of 2011, of the Esso Santander credit card, with the aim of increasing its credit card business through partnerships.

We launched an exclusive range of opportunities for Santander Brasil Card holders: Santander Esfera, which provides customers daily promotions and special discounts with selected partners. We also established a partnership with the Cinépolis movie theater chain, offering a 50% discount to customers who buy their tickets with our cards. We continue offering our account holders special products designed to suit their different needs. We therefore continued to expand our client base, always seeking to improve client satisfaction.

We implemented the Super Bônus Viagens website, a portal that allows customers to exchange bonus points for tickets, hotel accommodation, cruises, package trips and car rental. In addition, if customers do not have enough points to acquire what they want, they can pay the difference with their Santander Brasil Card. This is another initiative focused on strengthening relations with our customers and making Santander Brasil Cards their first choice.

As part of our strategy of becoming the best and most efficient full-service bank in Brazil, we made several improvements, including improving our credit analysis processes, generating more agility and autonomy in our branch networks; simplifying documentation processes, thereby speeding up the response to mortgage loans applications: and expanding access channels to Santander Mobile.

10.11. Comment on the other factors that influence the manner relevant to the operational performance and which have not been identified or commented on in the other items of this section

All factors that influence the manner relevant to the operational performance of the Company have already been identified or commented on in the other items of this section, that being the case, there are no other factors about which to comment.

EXHIBIT II

PROPOSAL BY MANAGEMENT FOR ALLOCATION OF THE

NET INCOME FOR THE FISCAL YEAR

(As per CVM Instruction No. 481, Article 9, paragraph 1, sub-paragraph II)

1. Inform net income for the fiscal year

The net income for 2012 was R$3,187,378 thousand on the individual and R$2,691,802 on the consolidated financial statements.

The calculation of net income and allocations to reserves, in addition to the amounts of dividends and interest on equity available for distribution, is based on the Company’s individual financial statements prepared according to the BRGAAP, and may differ from the consolidated net income, primarily on account of unrealized results ascertained among the consolidated companies.

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on equity already declared

At each annual shareholders’ meeting of the Board of Directors should make a recommendation regarding allocation of net income for the preceding year, which will be the subject of approval by the shareholders.

In 2012, the Board of Directors approved the payment of interest on equity to our shareholders amounting to R$1.020 million and dividends amounting to R$1.159 million, ad referendum of the annual general meeting. These sums were paid on August 29, 2012 and February 26, 2013, as summarized in the table below

Year 2012	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/28/12	400,000	0.00096000	0.00105600	0.10560011	0.00081600	0.00089760	0.08976009	08/29/12
Interest on Equity	06/27/12	170,000	0.00040812	0.00044893	0.04489280	0.00034690	0.00038159	0.03815888	08/29/12
Interest on Equity	12/19/12	450,000	0.00108036	0.00118840	0.11883995	0.00091831	0.00101014	0.10101396	02/26/13
Intermediary Dividends	06/27/12	410,000	0.00098428	0.00108271	0.10827087	0.00098428	0.00108271	0.10827087	08/29/12
Intermediary Dividends	09/26/12	498,950	0.00119783	0.00131762	0.13176175	0.00119783	0.00131762	0.13176175	02/26/13
Intermediary Dividends	12/19/12	250,000	0.00060020	0.00066022	0.06602220	0.06602220	0.00066022	0.06602220	02/26/13

	Total	2,178,950	0.00523080	0.00575388	0.57538767	0.00486352	0.00534988	0.53498774

3. Inform the percentage of net income for the year distributed

In 2012, 71.96% of Santander Brasil’s net income was distributed following allocations to the legal reserve, as per the individual financial statements prepared in accordance with the Accounting Practices adopted in Brazil (BRGAAP), as set forth in Corporate Law, and the rules of the CMN, the Central Bank and the CVM, as shown below. If we consider the interim dividends allocated in 2012, amounting to R$491 million, the percentage rises to 88.18% of net income.

4. Inform the total amount and the amount per share of dividends distributed based on net income for previous years.

In 2012, the Board of Directors authorized the payment of dividends out of the Dividend Equalization Reserve in an amount of R$491 million, for subsequent approval at the Annual Sharehoder´s Meeting. This amount was paid on August 29, 2012, and February 26, 2013, as the table below shows in summarized form.

Year 2012	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Dividends in Statutory Reserve Account	06/27/2012	490,000	0.00117634	0.00129397	0.12939689	0.00117634	0.00129397	0.12939689	08/29/12
Dividends in Statutory Reserve Account	09/26/2012	1,050	0.00000252	0.00000277	0.00027719	0.00000252	0.00000277	0.00027719	02/26/13

	Total	491,050	0.00117886	0.00129674	0.12967409	0.00117886	0.00129674	0.12967409

5. Inform, net of prepaid dividends and interest on equity already declared:

a. the gross amount of dividends and interest on equity, separately, per each type and class of share

In 2012, interest on equity amounting to R$1.020 million and dividends amounting to R$1.159 million were paid in advance, as mentioned in section 2 above.  Other than these amounts, no other dividends and/or interest on equity were paid, related to the net income of fiscal year of 2012.

a. form and period of payment of dividends and interest on equity

Not applicable

c. any application of monetary restatement and interest on dividends and interest on equity

Not applicable

d. date of declaration of payment of dividends and interest on equity taken into account for identifying shareholders entitled to receive them

Not applicable

6. In the event there has been declaration of dividends or interest on equity based on income ascertained in half-year balance sheets or in shorter periods

a. inform the amount of dividends or interest on equity already declared

b. inform the respective payment dates

On March 28, 2012 the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2012, the executive board’s proposal to declare interest on equity regarding the period from January to March 2012, totaling R$400,000,000.00, equivalent to R$0.00096000 per Common Share, R$0.00105600 per Preferred Share and R$0.10560011 per Unit, which after deducting withholding income tax (IRRF), result in a net amount of R$0.00081600 per Common Share, R$0.00089760 per Preferred Share and R$ 0.08976009 per Unit, with the exception of immune and/or exempt shareholders. Shareholders registered on the Company’s books at the close of March 28, 2012 were entitled to interest on equity. Thus, as of March 29, 2012 (inclusive), the shares of Santander Brasil were traded “ex-interest on equity”. Interest on equity was paid on August 29, 2012.

On June 27, 2012 the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2012, the Executive Board’s proposal regarding declaration of the following earnings:

•         Interest on equity for the period from April to June 2012, in the gross amount of R$170,000,000.00, equivalent to R$0.00040812 per Common Shares, R$0.00044893 per Preferred Share and R$0.04489280 per Unit, which after deducting IRRF results in a net amount equivalent to R$0.00034690 per Common Share, R$0.00038159 per Preferred Share and R$0.03815888 per Unit, with the exception of immune and/or exempt shareholders.

•         Interim dividends, as per article 37, item II of the Company’s by-laws, based on earnings ascertained in a balance sheet specially drawn up for that purpose on May 31, 2012, amounting to R$410,000,000.00, equivalent to R$0.00098428 per Common Share, R$0.00108271 per Preferred Share and R$ 0.10827087 per Unit.

Shareholders registered on the Company’s books at the close of June 27, 2012 were entitled to interest on equity and to the dividends approved in the meeting of June 27, 2012. Thus, as of June 28, 2012 (inclusive), the Company’s shares were traded “ex-dividends/interest on equity”. These dividends and interest on equity were paid on August 29, 2012.

On September 26, 2012, the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2012, the Executive Board’s proposal regarding declaration of the following earnings:

•         Interim dividends, as per article 37, item III of the Company’s by-laws, based on Equalization Reserve of dividends, amounting to R$348,950,332,10, equivalent to R$0.00083773 per Common Share, R$0.00092150 per Preferred Share and R$ 0.09215007 per Unit.

•         Interim dividends, as per article 37, item II of the Company’s by-laws, based on earnings ascertained in a balance sheet specially drawn up for that purpose on August 31, 2012, amounting to R$150,000,000.00, equivalent to R$0.00036011 per Common Share, R$0.00039612 per Preferred Share and R$ 0.03961168 per Unit.

Shareholders registered on the Company’s books at the close of September 26, 2012 were entitled to interest on equity and to the dividends approved in the meeting of September 26, 2012. Thus, as of September 27, 2012 (inclusive), the Company’s shares were traded “ex-dividends/interest on equity”. These dividends and interest on equity were paid on February 26, 2013.

On December 19, 2012 the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2013, the Executive Board’s proposal regarding declaration of the following revenues:

•         Interest on equity, in the gross amount of R$450,000,000.00, equivalent to R$0.00108036 per Common Shares, R$0.00118840 per Preferred Share and R$0.11883995 per Unit, which after deducting IRRF results in a net amount equivalent to R$0.00091831 per Common Share, R$0.00101014 per Preferred Share and R$0.10101396 per Unit, with the exception of immune and/or exempt shareholders.

•         Interim dividends, as per article 37, item II of the Company’s by-laws, based on earnings ascertained in a balance sheet specially drawn up for that purpose on November 30, 2012, amounting to R$250,000,000.00, equivalent to R$0.00060020 per Common Share, R$0.00066022 per Preferred Share and R$ 0.06602220 per Unit.

Shareholders registered on the Company’s books at the close of December 19, 2012 were entitled to interest on equity and to the dividends approved in the meeting of December 19, 2012. Thus, as of December 20, 2012 (inclusive), the Company’s shares were traded “ex-dividends/interest on equity”. These dividends and interest on equity were paid on February 26, 2013.

Below is a summary of the prepaid dividends and interest on equity paid in 2012:

Year 2012	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/28/12	400,000	0.00096000	0.00105600	0.10560011	0.00081600	0.00089760	0.08976009	08/29/12
Interest on Equity	06/27/12	170,000	0.00040812	0.00044893	0.04489280	0.00034690	0.00038159	0.03815888	08/29/12
Interest on Equity	12/19/12	450,000	0.00108036	0.00118840	0.11883995	0.00091831	0.00101014	0.10101396	02/26/13
Intermediary Dividends	06/27/12	410,000	0.00098428	0.00108271	0.10827087	0.00098428	0.00108271	0.10827087	08/29/12
Intermediary Dividends	09/26/12	498,950	0.00119783	0.00131762	0.13176175	0.00119783	0.00131762	0.13176175	02/26/13
Intermediary Dividends	12/19/12	250,000	0.00060020	0.00066022	0.06602220	0.00060020	0.00066022	0.0660220	02/26/13

	Total	2,178,950	0.00523080	0.00575388	0.57538767	0.00486352	0.00534988	0.53498774

7. Provide a comparative table showing the following amounts per type and class of share:

a. net income for the year and the previous 3 (three) years

The net income for the last 3 years is shown below, as per Santander Brasil’s individual financial statement prepared in accordance with the Brazilian GAAP as set forth in Brazilian Corporate Law and the rules of the National Monetary Council (CMN), the Central Bank of Brazil and the Brazilian Securities Commission (CVM):

Description	2012	2011	2010	2009
Net Income (in R$ 000)	3.187.378	3.570.747	3.856.682	1.801.192

Income per share (in R$)
Common Share	0,00799	0,00895	0,00966	0,00451
Preferred Share	0,00799	0,00895	0,00966	0,00451

Common Shares (in thousands)	212.841.732	212.841.732	212.841.732	212.841.732
Preferred Shares (in thousands)	186.202.385	186.202.385	186.202.385	186.202.385

b. dividend and interest on equity distributed in the previous 3 (three) years

Year 2012	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/28/12	400,000	0.00096000	0.00105600	0.10560011	0.00081600	0.00089760	0.08976009	08/29/12
Interest on Equity	06/27/12	170,000	0.00040812	0.00044893	0.04489280	0.00034690	0.00038159	0.03815888	08/29/12
Interest on Equity	12/19/12	450,000	0.00108036	0.00118840	0.11883995	0.00091831	0.00101014	0.10101396	02/26/13
Intermediary Dividends	06/27/12	410,000	0.00098428	0.00108271	0.10827087	0.00098428	0.00108271	0.10827087	08/29/12
Intermediary Dividends	09/26/12	498,950	0.00119783	0.00131762	0.13176175	0.00119783	0.00131762	0.13176175	08/29/12
Intermediary Dividends	12/19/12	250,000	0.00060020	0.00066022	0.06602220	0.00060020	0.00066022	0.06602220	02/26/13

	Total	2,178,950	0.00523080	0.00575388	0.57538767	0.00486352	0.00534988	0.53498774

Year 2011	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/24/11	600,000	0.00143656	0.00158022	0.15802162	0.00122108	0.00134318	0.13431838	08/29/11
Interest on Equity	06/21/11	550,000	0.00131685	0.00144853	0.14485316	0.00111932	0.00123125	0.12312518	08/29/11
Interest on Equity	09/22/11	400,000	0.00095921	0.00105513	0.10551267	0.00081533	0.00089686	0.08968577	02/28/12
Intermediary Dividends	05/31/11	476,160	0.00114005	0.00125406	0.12540595	0.00114005	0.00125406	0.12540595	08/29/11
Intermediary Dividends	06/21/11	100,000	0.00023943	0.00026337	0.02633694	0.00023943	0.00026337	0.02633694	08/29/11
Intermediary Dividends	12/21/11	775,000	0.00185904	0.00204494	0.20449439	0.00185904	0.00204494	0.2044939	02/28/12

	Total	2,901,160	0.00695113	0.00764625	0.76462472	0.00639424	0.00703367	0.70336660

Year 2010	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/22/10	400,000	0.00095771	0.00105348	0.10534775	0.00081405	0.00089546	0.08954559	08/25/10
Interest on Equity	06/30/10	400,000	0.00095771	0.00105348	0.10534775	0.00081405	0.00089546	0.08954559	08/25/10
Interest on Equity	09/22/10	530,000	0.00126896	0.00139586	0.13958577	0.00107862	0.00118648	0.11864790	02/25/11
Interest on Equity	12/22/10	430,000	0.00126896	0.00113249	0.11324883	0.00107862	0.00096262	0.09626151	02/25/11
Intermediary Dividends	06/30/10	500,000	0.00119713	0.00131685	0.13168469	0.00119713	0.00131685	0.13168469	08/25/10
Intermediary Dividends	12/22/10	1,280,000	0.00306466	0.00337113	0.33711280	0.00306466	0.00337113	0.33711280	02/25/11

	Total	3,540,000	0.00871513	0.00932328	0.93232759	0.00804713	0.00862798	0.86279807

8. In the event of earnings allocated to the legal reserve

a. identify the amount allocated to the legal reserve

Of the net income for the year 2012, amounting to R$3,187,378 thousand, 5% was allocated to constituting the legal reserve in the amount of R$159,369 thousand.

b. detail the manner in which the legal reserve is calculated

According to article 193 of Corporate Law, it is mandatory to constitute legal reserves to which 5% of the net income for each year must be allocated until the total amount of the reserve is equal to 20% of the capital stock.  However, allocation to the legal reserve may not occur in any year in which the legal reserve plus the other capital reserves constituted exceed 30% of the capital stock. Any net losses may be charged to the legal reserve.

9. In case the bank has preferred shares entitled to fixed or minimum dividends

a. describe the manner in which the fixed or minimum dividends are calculated

There are no preferred shares entitled to fixed or minimum dividends in the Company’s by-laws. Preferred shares ensure their holders, among other rights, priority in the distribution of dividends, in addition to dividends 10% higher than those attributed to common shares.

b. inform whether the net income for the year is sufficient for full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid portion is cumulative

Not applicable.

d. identify the total amount of fixed or minimum dividends payable to each class of preferred shares

Not applicable.

d. identify fixed or minimum dividends payable per preferred share of each class

Not applicable.

10. In relation to mandatory dividend

a. describe the calculation method provided for in the bylaws

The Company’s by-laws provide that an amount of no less than 25% of net income, after deducting allocations to legal and contingency reserves, should be available for distribution in the form of dividends or interest on equity in any year. This amount represents the mandatory dividends. The calculation of net income and allocations to reserves, in addition to the amounts available for distribution is based on our financial statements prepared according to the Accounting Practices adopted in Brazil (BRGAAP).

b. inform whether it is being paid in full

In 2012, the mandatory dividend was paid in full as shown in the spreadsheet below:

Description	2012	2011	2010
Net Income	3,187,378	3,570,747	3,856,682
(-) Legal Reserve	159,369	178,537	192,834
(=) Income for Distribution	3,028,009	3,392,210	3,663,848

Mandatory Dividend (25%)	757,002	848,052	915,962
Interest on Equity Distributed	1,020,000	1,550,000	1,760,000
Dividends Distributed	1,158,950	1,351,160	1,780,000
Total (Interest on Equity + Dividends)	2,178,950	2,901,160	3,540,000
Dividend Exceeding the Mandatory	1,421,948	2,053,108	2,624,038

c. inform any amount retained

No minimum mandatory dividend was retained

11. In the event the mandatory dividend is retained on account of the bank’s financial position

a. inform the amount retained

Not applicable.

b. describe in detail the bank’s financial position, including aspects involving analysis of liquidity, working capital and positive cash flows

Not applicable.

c. justify the retention of dividends

Not applicable.

12. Where income is allocated to the contingency reserve

a. identify the amount allocated to the reserve

No income was allocated to constituting the contingency reserve.

b. identify the loss considered probable and its cause

Not applicable.

c. explain why the loss was considered probable

Not applicable.

d. justify the constitution of reserves

Not applicable.

13. Where results are allocated to the fiscal incentive reserve

a. inform the amount allocated to the unrealized income reserve

No income was allocated to constituting the unrealized income reserve.

b. inform the nature of unrealized income that gave rise to the reserve

Not applicable.

14. Where results are allocated to the statutory reserves

a. describe the statutory clauses that establish the reserve

The by-laws of Santander Brasil establish that after deduction of the amounts allocated to the legal reserve and the mandatory dividend, the remaining balance of the adjusted net income may be allocated to the reserve for equalization of dividends, which may not exceed 50% of its capital stock.

b. identify the amount allocated to the reserve

In the proposed allocation of net income for 2012, the remaining balance of R$849,059 thousand after deduction of the legal reserve, dividends and interest on equity was allocated to the reserve for equalization of dividends.

c. describe how the amount was calculated

This refers to the remaining balance of net income for 2012, after deduction of the legal reserve, dividends and interest on equity.

15.Where retention of income is provided for in the capital budget

a. identify the amount retained

There was no retention of income by Santander Brasil, according to the capital budget.

b. provide a copy of the capital budget

Not applicable.

16. Where income is allocated to the fiscal incentive reserve

a. inform the amount allocated to the reserve

No income was allocated to constituting the fiscal incentive reserve.

b. explain the nature of the allocation

Not applicable.

EXHIBIT III

PROPOSAL TO ELECT THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR A NEW TERM OF OFFICE AND FURTHER INFORMATION

 (Pursuant to article 10 of the Instruction CVM 481)

12.6. According to each of the member of the Management and members of the Fiscal Council of the Company, indicate, in table form:

Name	Celso Clemente Giacometti
Age	69
Job	Manager
CPF or passport number	029.303.408-78
Post occupied	Independent Member of the Board of Directors
Election date	10/25/2011
Take Office date	10/25/2011
Term of office	AGO de 2013
Other post or occupation on the company	Member of the Audit Committee and of the Remuneration and Appointments Committee
Elected by the controller	Yes

Name	Marcial Angel Portela Alvarez
Age	68
Job	Executive
CPF or passport number	809.357.880-34
Post occupied	Vice-President of the Board of Directors
Election date	04/26/2011
Take Office date	07/14/2011
Term of office	AGO de 2013
Other post or occupation on the company	President Officer
Elected by the controller	Yes

Name	Conrado Engel
Age	55
Job	Engineer
CPF or passport number	025.984.758-52
Post occupied	Member of the Board of Directors
Election date	10/31/2012
Take Office date	12/21/2012
Term of office	AGO de 2013
Other post or occupation on the company	Vice- President Officer
Elected by the controller	Yes

Name	Jose Antonio Alvarez Alvarez
Age	53
Job	Executive
CPF or passport number	233.771.448-97
Post occupied	Member of the Board of Directors
Election date	04/26//2011
Take Office date	07/14/2011
Term of office	AGO de 2013
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José Manuel Tejón Borrajo
Age	61
Job	Economist
CPF or passport number	233.771.468-30
Post occupied	Member of the Board of Directors
Election date	04/26/2011
Take Office date	04/14/2011
Term of office	AGO de 2013
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José de Paiva Ferreira
Age	54
Job	Manager
CPF or passport number	007.805.468-06
Post occupied	Member of the Board of Directors
Election date	04/26/2011
Take Office date	07/14/2011
Term of office	AGO de 2013
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José Roberto Mendonça de Barros
Age	69
Job	Economist
CPF or passport number	005.761.408-30
Post occupied	Member of the Board of Directors
Election date	04/26/2011
Take Office date	07/14/2011
Term of office	AGO de 2013
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Marília Artimonte Rocca
Age	40
Job	Entrepreneur
CPF or passport number	252.935.048-51
Post occupied	Member of the Board of Directors
Election date	10/31/2012
Take Office date	12/21/2012
Term of office	AGO de 2013
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Viviane Senna Lalli
Age	55
Job	Entrepreneur
CPF or passport number	077.538.178-09
Post occupied	Member of the Board of Directors
Election date	04/26/2011
Take Office date	07/14/2011
Term of office	AGO de 2013
Other post or occupation on the company	Member of the Remuneration and Appointments Committee
Elected by the controller	Sim

12.8. According to each of the members of the Management, as well as the members of the Fiscal Council, provide the following information:

a. CV, with the following information:

     i. main professional experiences along the last 5 years, indicating:

     ·  company’s name;

     ·  post and functions related to the post;

     · main activity of the company where that experiencies had occured, detaching the companies and organizations that fills (i) the economical group of the company; or (ii) the partners with direct ou indirect participation, equal or higher than 5% of a same class or amount of securities of the company:

     ii. indication of all posts of the Management on the open company.

a. CV:

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also served as member of the Fiscal Council of CTEEP/ISA—Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and inOctober 2011, he was appointed asour Chairman. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC. Today, he also serves as President of the Statutory Audit Committee and Audit Committee at AMBEV.

Marcial Portela Alvarez. Mr. Portela was born in Spain.  He holds a master’s degree in Political Science from the Universidad Complutense de Madrid in Spain and a master’s degree in Sociology from the Catholic University of Louvain, in Belgium.  Mr. Portela was a Professor at the Sociology College, at Deusto University, in Spain, and member of the Executive Council at the Graduate School of Business from the Chicago University, in the United States of America. Mr. Portela began at Banco Santander España in 1998, as Executive Vice-President. Since 2010, he is President of Santander Brasil and General Director of Grupo Santander Mundial. He served as a member of Executive Committee of Telefonica S.A. (Spain) and as CEO of Telefonica International.  Mr. Portela was an entrepreneur of companies in the area of telecommunications and renewable energy business. He served as Executive Director  of Corporación Bancaria España, S.A.—ARGENTARIA and member of the board of directors of Banco Español de Crédito S.A..  He served as Chairman of the Board of directors of Banco Exterior de España, S.A., in New York, Head of the United States of America and Latin America.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the cards officer of Banco Nacional-Unibanco. In 1998 he was elected chief executive officer of Financeira Losango. In October 2003 he became responsible for the retail sector of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail sector of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as chief executive officer of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for the retail business of the bank.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as chief financial officer. He served as financial director of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002. Today he is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejón is Spanish and was born on July 11, 1951. He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.He started at Santander Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control. Within the Santander Group, he also serves as the chairman of the board of directors of Banco de Albacete, S.A., the chairman of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Securities Inc., the vice chairman of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice chairman of the board of directors of Santander Gestión, S.L., chairman of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L. and chairman of the board of directors of Grupo Empresarial Santander, S.L.

José de Paiva Ferreira. Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in business administration from the Fundação Getúlio Vargas, a post-graduate degree in business from the Fundação Getúlio Vargas and an MBA from the Wharton School of Business. He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional, Banco do Estado de São Paulo S.A.—Banespa, and Santander Brasil.

José Roberto Mendonça de Barros. Mr. Mendonça is Brazilian and was born on February 7, 1944. He holds a bachelor’s degree, post-graduate and doctorate degree in economics from the University of São Paulo and a post-doctorate degree in economics from Yale University. He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, a member of the advisory board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners. He is also a member of the consulting chamber of the Novo Mercado Project for BM&FBOVESPA. In September 2009 he was elected as an independent member of the Board of Directors of Santander Brasil. He was a member of the board of directors of GP Investments, Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Frigorífico Minerva, Economia da FIESP, Companhia Energética de São Paulo, ELETROPAULO—Electricidade de São Paulo, CPFL—Companhia Paulista de Força e Luz, COMGAS—Companhia de Gás de São Paulo, and of the strategic committee of Companhia Vale do Rio Doce.

Marília Artimonte Rocca. Mrs. Marília Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from Fundação Getúlio Vargas de São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program - Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal Mart Brasil, serving the company since its initial operations in Brasil until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a partner director at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she has worked since the acquisition in 2007. She has been a member of the boards of directors of Totvs since 2001, Endeavor Brasil since 2005, and Santander Brasil since 2012. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed every year until now as a member of the Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she has participated since 2006. In 2011, she was granted the business category Cláudia Award, the country’s most relevant award granted to women.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a bachelor’s degree in psychology from the Pontifícia Universidade Católica in São Paulo. From 1981 to 1996, she worked as a psychotherapist of adults and children. In September 2009, she was elected as an independent member of our board of directors. She is also a member of the Brazilian Presidency Board (CDES), the advisory board of FEBRABAN and Citibank Brasil, the board of education of CNI and FIESP, the boards of Institutos Coca Cola, Energias do Brasil, ADVB and Todos pela Educação and of the orientation and social investment committees of Banco Itaú-Unibanco.

b. description of any of the following events that had happened along the last 5 years:

     i. any criminal conviction;

    ii. any conviction on an administrative proceedings of CVM and its punishment;

    iii. any conviction final and unappealable, on the Curt or administrative proceedings, which may had been adjourned or caused inability to practice the professional or commercial activity.

None of the current members was sentenced on the Curt or administrative proceedings.

12.9. Inform the existece of conjugal relationship, stable union or second grade kindred among:

a. Manangement

Not applicable, due to the fact that there is no relation between those people.

b. (i) Management and (ii) Management of direct or indirectly controlled companies

Not applicable, due to the fact that there is no relation between those people.

c. (i) Management of direct or indirectly controlled companies and (ii) Direct and Indirect Controllers of the Company

Not applicable, due to the fact that there is no relation between those people.

d. (i) Management  and  (ii) Management of direct and indirectly controlled societies of the Company

Not applicable, due to the fact that there is no relation between those people.

12.10. Inform about the subordination relationship, as well as the services or controllings held on the last three fiscal years, between the management:

a. Direct or indirectly controlled society, of the company

These information are on item 12,8.a, above.

b. Direct or Indirectly controller of the company

About the subordination item, Santander Brasil has two members of the Board of the Directors, who are also Executives of the Group Santander Espanha.

c. In case of relevance, supplier, client, deptor or creditors, of its controlled companies and controllers or controlled by one of these people.

See item 12.8.a.

EXHIBIT IV

(Pursuant Item II to Article 12 of CVM Instruction 481)

ITEM 13 of Annex 24 of CVM Instruction 480 – Reference Form

13.1. Describe the compensation policy or practice for the board of directors, the executive and non-executive board, the Audit Committee, the statutory committees and accounting committees, as well as risk, financial and remuneration committees

13.1.1. Board of Directors

The Board of Directors consists of a minimum of five (5) and a maximum of twelve (12) members, elected at the General Meeting, with a concurrent two (2) year period of office.

Compensation of the members of the Board of Directors is in the form of fixed monthly fees, with the aggregate total amount being approved annually at the annual general meeting.

In addition to the fixed monthly fees, certain benefits, as described below, are provided for the Independent Members of the Board and for those members that have no management position in the Company or in other Santander Spain Group companies.

13.1.1.a                 Objectives of the compensation policy or practice

The compensation policy for the Board of Directors is intended to support the Company strategy of aligning its members’ interests with those of the Company shareholders and stakeholders, and promoting the performance of the Company by ensuring that shareholders’ interests will be served through long-term commitment on the part of Board members.

Members of the Board of Directors are entitled to: fixed compensation consisting of monthly fees and benefits. No variable compensation is paid for the functions performed in their capacity as members of the Board.

It is important to note that if a member of the Board of Directors is also a member of the Audit Committee of the Company, the member must opt for compensation in one or other capacity, in terms of the applicable rules and the internal regulations of the Audit Committee. In cases where a member of the Board of Directors is also a member of one of the other advisory committees, the member will be entitled only to compensation as a Company Board Member.

13.1.1.b Composition of the compensation, indicating:

i. Description of the elements of compensation and the objectives of each of them

Compensation of the Board of Directors is made up as follows:

▪         Fixed Compensation: Fixed compensation consists of monthly fees, based on market research data collected by a specialist external consultancy firm.  The maximum aggregate amount of this compensation is approved annually at the Annual General Meeting.

▪     Variable Compensation: no variable compensation has yet been determined for Board Members.

▪         Benefits:  The Company provides certain benefits for the Independent Members of the Board and for those members that have no management position in the Company or in other Santander Spain Group companies.  These benefits, which include medical and dental care and life insurance, are proportional to the importance of the position and are competitive with the best market practices. The Chairman of the Board of Directors, in addition to the benefits mentioned above, is also provided with a car and fuel expenses.

▪         Pension:  Members of the Board of Directors who are not executives or employees of the Company are not eligible for a private pension.

▪     Share-based compensation: no share-based compensation has yet been determined for Board Members. Some members of the Board take part in the Long-Term Incentive Plan (ILP), as described in item 13.4, having earned this benefit as executives of the Company, before joining the Board of Directors.

ii. What is the proportion of each element in the total compensation

The estimated proportion of each element in the total compensation is:

▪     Fixed compensation: 90%

▪     Variable compensation: 0%

▪     Benefits:   2%

▪     Pension 0%

▪     Share-based compensation: 8%

iii. Calculation methodology and adjustment of each of the compensation elements

▪     Fixed Compensation: the maximum aggregate amount is fixed by the shareholders at the annual general meeting.

▪     Variable Compensation: there is no variable compensation.

▪     Benefits:  the maximum aggregate amount is fixed by the shareholders at the annual general meeting.

▪     Pension:  not applicable

▪     Share-based compensation: ILP Plan, as described in item 13.4.

There are no predetermined indices for calculating adjustments. Adjustments, if any, must respect the maximum compensation amounts established annually at the Annual General Meeting.

iv. Reasons that justify the composition of the compensation

The compensation proposed takes into account the experience of the members of the Board of Directors, the need to retain talent in a competitive market and the best interests of the Company in terms of performance.

13.1.1.c                 Main performance meters taken into consideration in the determination of each compensation element

The maximum aggregate amount is approved by the shareholders at the annual general meeting, taking into account the Company results and the return for shareholders.

13.1.1.d                 How compensation is structured to reflect the evolution of performance meters

The annual general meeting fixes the compensation of the Board of Directors annually, taking into account the responsibility and seniority of the members, and is not directly linked to short or medium term performance.

13.1.1.e                 How the compensation policy or practice aligns with the interests of issuer in the short, medium and long terms

The compensation policy is aligned with the interests of the Company, taking into account the short, medium and long term results, since the annual general meeting considers the Company results and return for shareholders when approving the aggregate amount.

13.1.1.f Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

None.

Compensation of the members of the Board of Directors is not borne by subsidiaries or by direct or indirect parents of the Company.

Members of the Board of Directors who have executive functions in Santander Spain or its subsidiaries are paid directly by the respective company according to their activities.

13.1.1.g Existence of any compensation or benefit bound to the occurrence of a certain shareholding event, such as the disposal of the share control of issuer

There is no compensation or benefit linked to the occurrence of specific corporate events.

13.1.2    Executive Board

The Executive Board consists of a minimum of two (2) and a maximum of seventy-five (75) members, elected by the Board of Directors, holding office concurrently for a period of 2 years.

Members of the Executive Board are entitled to fixed compensation consisting of monthly fees, benefits, pension and variable compensation, provided that the aggregate limit approved at the annual general meeting is not exceeded.

13.1.2.a Objectives of the compensation policy or practice

The purpose of the Executive Board compensation policy and practice is to support the strategy of the Company, and:

•              To ensure alignment with the interests of the Company shareholders and stakeholders;

•              To recognize merit, distinguishing between the individual contributions of different areas of the Company to the fulfillment of its objectives and in executing business strategies, as proposed by the Executive Board and approved by the Board of Directors;

•              To ensure that the Company performs well and consistently, and to serve the interests of the shareholders, by means of long term commitment on the part of members of the Executive Board;

•              To allow for the development of the professional careers of the executives; and

•              To keep compensation paid by the Company competitive in relation to its main competitors, so as to retain key executives.

Statutory Officers are entitled to:  fixed compensation consisting of monthly fees, benefits, pension and variable compensation, provided that the aggregate limit approved at the annual general meeting is not exceeded.

13.1.2.b Composition of the compensation, indicating:

i. Description of the elements of compensation and the objectives of each of them

Compensation of the Executive Board is partly fixed and partly variable:

•         Fixed Compensation: The fixed compensation consists of the contractual salary of each executive. Santander Brasil has 12 salary band levels for fixed compensation, three of which are for officers. The salary is linked to the job profile and has the corresponding band level as a reference.  Individual salaries also take into account the past performance and the seniority of the executives, and are aligned with market practices, measured periodically by means of salary surveys carried out by specialist consultants.

•         Benefits: Medical Care, Dental Care, Life Insurance, Company Car.

•         Pension:  A Pension is a financial planning tool, intended to provide supplementary income in the future. The main plan, and the only one open to new entrants, is SantanderPrevi.

•         Variable Compensation: Variable compensation is paid under the annual Variable Income scheme (Programa Próprio Gestão or PPG).

Annual Variable Income (PPG)

The purpose of the annual Variable Income scheme (PPG) is to recognize merit according to the best performances in the Company. Statutory Officers are eligible for this scheme, which considers the following criteria:

▪  Individual performance: measured by an institutional performance assessment tool, which uses quantitative and qualitative indicators. The process is monitored by the department of the Vice President, Human Resources, and the Executive Committee approves the indicators and goals. The majority of quantitative indicators are supplied by the department of the Vice President, Finance.

▪  The performance of the business unit: measured by the area performance card, and reflecting the challenges faced by the area during the year. Its indicators and goals are approved by the Executive Committee and monitored monthly by the department of the Vice President, Finance.

▪  Overall performance of the institution: considers the extent to which net income targets have been met, and the RORAC indicator, as shown in the following charts:

Key: Bonus multiplier x Results achieved (BDI and RORAC)

 Indicator Weighting                                   Adjustments

Recurrent Net Earnings                          Benchmarking Santander Brasil vs Competitors Results

RORAC                                                                Analysis of Risk management, Balance Sheet, Quality of Results

Definition                                                                                                                                                        Responsible

Monitoring of results compared with main competitors in Brazil                          calculation CFO / analysis CRN and CA

Effective management of Risks, liquidity, capital, balance sheet.  The indicators assessed will be VaR, Credit Risk over 90, Cover over 90 days, Net Earnings, Brand Loyalty, Liquidity Buffer, Losses for Operating Risks, Growth in Business Capital, RORAC and Audit Summaries.                                                                               calculation Risks / analysis Risk                                                                                                                                                                                        Committee*, CRN and CA

BDI (After-tax benefits) = Net Earnings

Key: *NB: qualitative goals may affect the calculation of net earnings and RORAC.

The annual Variable Income is paid to statutory officers, except the CEO, as follows:

30% in cash

30% in Units (with one year lock-up)

20% deferred in Units, or three equal annual installments with one year lock-up each

20% in cash in three equal annual installments

In the case of the CEO, this scheme is 50% deferred, 25% for each of the above-mentioned items.

The Plan is still subject to clawback, i.e. the Board of Directors of the Company may, if recommended by the Appointments and Compensation Committee (CRN), approve a reduction of up to 100% of the amount for each participant in the following circumstances:

▪  Unsatisfactory financial performance of the Company;

▪  Failure to observe internal rules applicable to the participant, including but not limited to risk management policies;

▪  Substantial change in the Company’s financial condition, other than as a result of changes in accounting standards; or

▪  Significant variations in the Company’s reference assets or in the qualitative assessment of risks.

Managers’ performance is measured by an institutional tool (goal-led assessment or DPO). Goals are set at the beginning of the year and followed by half-yearly reviews. At the end of the year, a performance mark is given on a scale of 1 to 5.  This mark is one of the criteria used in determining the amount of the Variable Income per year (PPG).

•         Share-based compensation: this consists mainly of the long term incentive plan (ILP) described in item 13.4.

ii. What is the proportion of each element in the total compensation

The estimated proportion of each element in the total compensation is:

▪     Fixed compensation 20%

▪     Variable compensation: 59%

▪     Benefits:   5%

▪     Pension 1%

▪     Share-based compensation: 16%

iii. Calculation methodology and adjustment of each of the compensation elements

•         Fixed Compensation: the maximum aggregate amount is fixed by the shareholders at the annual general meeting.

•         Variable Compensation: maximum aggregate amount as fixed at the annual general meeting, based on the Company’s results indicators, including indicators for earnings and adequate capital allocation, area results and individual performance. The indicators for adequate capital allocation are included to avoid excessive risks being taken.

•         Benefits:  the maximum aggregate amount is fixed by the shareholders at the annual general meeting.

•         Pension:  in accordance with the plan regulations.

There are no predetermined indices for calculating adjustments. Adjustments, if any, must respect the maximum compensation amounts established annually at the Annual General Meeting.

•       Share-based compensation: ILP Plan, as described in item 13.4.

iv. Reasons that justify the composition of the compensation

The proposed compensation takes into account the wide experience of the members of the Executive Board, the need to retain talent in a competitive market and the best interests of the Company in terms of performance, through the long term commitment of the members of the Executive Board.

13.1.2.c Main performance meters taken into consideration in the determination of each compensation element

•                     Fixed Compensation: not linked to any indicator.

▪     Variable Compensation: based on Company results indicators, including indicators for recurring net earnings and adequate capital allocation (RORAC), area results and individual performance. The indicators for adequate capital allocation are included to avoid excessive risks being taken. Individual assessments take into account both quantitative factors, which depend on the area where the individual works, and qualitative ones (behavior consistent with the Companie´s values, team work etc.).

▪     Benefits:  not linked to any indicator.

▪     Pension:  not linked to any indicator.

▪     Share-based compensation: ILP Plan, as described in item 13.4.

13.1.2.d. How compensation is structured to reflect the evolution of performance meters

The Board of Directors shall assess to what extent established goals and the Company budget have been met, so as to decide whether the results justify payment of compensation up to the maximum proposed.

13.1.2.e. How the compensation policy or practice aligns with the interests of issuer in the short, medium and long terms

The Company compensation policy offers executives schemes such as Variable Income (Programa Próprio Gestão or “PPG”), ILP plans (global and local) and the Deferment Scheme, with the aim of bringing the interests of the executives into line with those of the Company. On the one hand, the Company seeks to promote the growth and sustainable profitability of its business, and on the other, to recognize the contribution made by executives to the development of its activities.

13.1.2.f.                Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

The compensation of members of the Executive Board is not borne by subsidiaries or by direct or indirect parent companies. The results of subsidiaries and associate companies, however, have an influence on the Company’s consolidated income, and therefore also affect the variable compensation of members of the Executive Board.

13.1.2.g. Existence of any compensation or benefit bound to the occurrence of a certain shareholding event, such as the disposal of the share control of issuer

There is no compensation or benefit linked to the occurrence of specific corporate events.

 13.1.3. Audit Committee

The Audit Committee is made up of a minimum of 3 and a maximum of 6 members, appointed by the Board of Directors from individuals, whether or not Board members, who fulfill the legal and regulatory conditions required for holding the position.

13.1.3.a.                Objectives of the compensation policy or practice

The compensation of the Audit Committee must be sufficient to attract qualified and experienced professionals, and to recognize the performance of duties as described in the By-Laws.

13.1.3.b.                Composition of the compensation, indicating:

i. Description of the elements of compensation and the objectives of each of them

Compensation of the Audit Committee consists of:

▪    Fixed Compensation: 12 payments of amounts determined annually by the Board of Directors.

▪    Benefits:  Medical and dental care and life insurance.

▪    Pension:  members of the Audit Committee are not eligible for a private pension.

ii. What is the proportion of each element in the total compensation

The estimated proportion of each element in the total compensation is:

▪  Fixed compensation: 98%

▪  Benefits:  2%

▪  Pension:  0%

iii. Calculation methodology and adjustment of each of the compensation elements

▪    Fixed Compensation: maximum aggregate amount as determined by the Board of Directors.

▪    Benefits:  maximum aggregate amount as determined by the Board of Directors, and approved by the shareholders at the Annual General Meeting.

▪    Pension:  not applicable.

iv. Reasons that justify the composition of the compensation

The compensation proposed takes into account the experience of the members of the Audit Committee, and the best interests of the Company in terms of performance.

 13.1.3.c.                Main performance meters taken into consideration in the determination of each compensation element

The maximum aggregate amount is approved by the shareholders at the Annual General Meeting.

13.1.3.d. How compensation is structured to reflect the evolution of performance meters

Compensation of the members of the Audit Committee is fixed annually at the Annual General Meeting, and is not directly linked to short or medium term performance.

13.1.3.e. How the compensation policy or practice aligns with the interests of issuer in the short, medium and long terms

The compensation policy is aligned with the interests of the Company, taking into account the short, medium and long term results, since the Annual General Meeting.

 13.1.3.f. Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

Compensation of the members of the Audit Committee is not borne by subsidiaries or by direct or indirect parents of the Company.

13.1.3.g. Existence of any compensation or benefit bound to the occurrence of a certain shareholding event, such as the disposal of the share control of issuer

There is no compensation or benefit linked to the occurrence of specific corporate events.

13.1.4. Appointments and Compensation Committee.

The Appointments and Compensation Committee consists of 3 members, elected by the Company Board of Directors, holding office for a concurrent period of 2 years.  The meeting at which members of this committee are elected also determines their compensation.

At a meeting of the Board of Directors held on December 19, 2012, compensation of members of the Appointments and Compensation Committee was approved in an amount of R$12,000 (twelve thousand Reais) per member for each meeting held.  Only members of the committee who are not also members of the Executive Board or the Board of Directors of the Company are entitled to this compensation.

Members of the Appointments and Compensation Committee are not entitled to any other type of compensation or benefits.

13.2 - Total compensation of the board of directors, executive board, and Audit Committee.

Total compensation for the current year December 31, 2011 – Annual amounts
	Board of Directors	Executive Board	Compensation Committee (*)	Total
No. of members	9	58	3	70
Fixed annual compensation				0.00
Salary or fees	7,400,000.00	82,200,000.00	60,000.00	89,660,000.00
Direct and indirect benefits	230,000.00	6,050,000.00	0.00	6,280,000.00
Participation in committees	0.00	0.00	0.00	0.00
Other	550,000.00	3,100,000.00	0.00	3,650,000.00
Other (INSS)	1,665,000.00	28,446,000.00	0.00	30,111,000.00
Variable compensation				0.00
Bonus	0.00	0.00	0.00	0.00
Profit Sharing	0.00	148,000,000.00	0.00	148,000,000.00
Participation in meetings	0.00	0.00	0.00	0.00
Commission	0.00	0.00	0.00	0.00
Other (INSS)	747,000.00	10,787,700.00	0.00	11,534,700.00
Other	0.00	0.00	0.00	0.00
Post-employment	0.00	0.0	0.00	0.00
End of term of office	0.00	0.0	0.00	0.00
Share-based	3,320,000.00	32,690,000.00	0.00	36,010,000.00
Total compensation	13,912,000.00	311,273,700.00	60,000.00	325,245,700.00
Note: (*)	Compensation paid to one independent member only

Total compensation for the current year December 31, 2012 – Annual amounts
	Board of Directors	Executive Board	Compensation Committee (*)	Total
No. of members	9	46.58	3	58.58
Fixed annual compensation
Salary or fees	4,420,000.00	42,084,773.00	40,000.00	46,544,773.00
Direct and indirect benefits	93,498.14	9,836,089.62		9,929,587.76
Participation in committees
Other	4,333.35	2,407,496.56		2,411,829.91
Other (INSS)	1,016,900.00	15,873,752.86		16,890,652.86
Variable compensation
Bonus		40,958,999.00		40,958,999.00
Profit Sharing	-	84,458,382.29		84,458,382.29
Participation in meetings
Commission
Other (INSS)	93,262.71	33,000,840.67		33,094,103.38
Other
Post-employment
End of term of office
Share-based	414,501.00	33,544,552.86		33,959,053.86
Total compensation	6,042,495.20	262,164,886.85	40,000.00	268,247,382.05
Note: (*)	Compensation paid to one independent member only

Total compensation forecast for the current year December 31, 2013 – Annual amounts
	Board of Directors	Executive Board	Compensation Committee (*)	Total
No. of members	9	46	3
Fixed annual compensation
Salary or fees	5,400,000.00	50,000,000.00	72,000.00	55,700,000.00
Direct and indirect benefits	200,000.00	10,500,000.00		10,700,000.00
Participation in committees
Other	-	3,000,000.00
Other (INSS)	1,800,000.00	20,000,000.00		21,800,000.00
Variable compensation
Bonus		50,000,000.00		50,000,000.00
Profit Sharing		123,000,000.00		123,000,000.00
Participation in meetings
Commission
Other (INSS)	-	50,000,000.00		50,000,000.00
Other				-
Post-employment
End of term of office
Share-based	-	57,600,000.00		57,600,000.00
Total compensation	7,700,000.00	364,100,000.00	72,000.00	368,800,000.00
Note: (*)	Compensation paid to one independent member only

13.3 In relation to the variable compensation of the Board of Directors and the Executive Board of the last 3 years and forecast for the current year

Variable compensation for the years 2010, 2011, and 2012:

Year 2010

Amounts in R$

Variable compensation – year ended on December 31, 2010
	Board of Directors	Executive Board	Total
No. of members	9	48.08	60.08
Bonus	0.00	0.00	0.00
Minimum amount under compensation plan	0.00	0.00	0.00
Maximum amount under compensation plan	0.00	0.00	0.00
Amount payable under compensation plan for fulfillment of targets	0.00	0.00	0.00
Profit Sharing	0.00	129,761,441.00	129,761,441.00
Minimum amount under compensation plan	0.00	0.00	0.00
Maximum amount under compensation plan	0.00	142,720,000.00	142,720,000.00
Amount payable under compensation plan for fulfillment of targets	0.00	100,000,000.00	100,000,000.00

(*) – The number of members of each Body corresponds to the monthly assessed annual average.

Year 2011
Amounts in R$

Variable compensation – year ended on December 31, 2011

	Board of Directors	Executive Board	Total
No. of members	9	47.17	56.17
Bonus	0.00	0.00	0.00
Minimum amount under compensation plan	0.00	0.00	0.00
Maximum amount under compensation plan	0.00	0.00	0.00
Amount payable under compensation plan for fulfillment of targets	0.00	0.00	0.00
Profit Sharing	268,977.00	161,884,829.00	162,153,806.00
Minimum amount under compensation plan	0.00	0.00	0.00
Maximum amount under compensation plan	0.00	148,000,000.00	148,000,000.00
Amount payable under compensation plan for fulfillment of targets	0.00	120,000,000.00	120,000,000.00

(*) – The number of members of each Body corresponds to the monthly assessed annual average.

Year 2012
Amounts in R$

Variable compensation – year ended on December 31, 2012
	Board of Directors	Executive Board	Total
No. of members	9	46.58	55.58
Bonus	-	40,958,999.00	40,958,999.00
Minimum amount under compensation plan	-	-	-
Maximum amount under compensation plan	-	-	-
Amount payable under compensation plan for fulfillment of targets	-	-	-
Profit Sharing	-	84,458,382.29	84,458,382.29
Minimum amount under compensation plan	-	-	-
Maximum amount under compensation plan		132,900,000.00	132,900,000.00
Amount payable under compensation plan for fulfillment of targets

(*) – The number of members of each Body corresponds to the monthly assessed annual average.

Year 2013

Amounts in R$

	Board of Directors	Executive Board	Total
No. of members	9	46	55
Bonus
Minimum amount under compensation plan
Maximum amount under compensation plan		50,000,000.00	50,000,000.00
Amount payable under compensation plan for fulfillment of targets		40,000,000.00	40,000,000.00
Profit Sharing
Minimum amount under compensation plan
Maximum amount under compensation plan		123,000,000.00	123,000,000.00
Amount payable under compensation plan for fulfillment of targets		112,000,000.00	112,000,000.00

13.4.       Share-based compensation plan of the Board of Directors and Executive Board, in force in the last fiscal year and prescribed for the current fiscal year.

13.4.a General terms and conditions

a.1 Global Plan

The Company offers three (3) Long Term Compensation schemes linked to the market performance of its Shares: Deferred Scheme, Local Long Term Incentive Scheme (SOP, PSP, and SOP 2014) and the Global Long Term Incentive Scheme (PI09, PI10, PI11, PI12, PI13 and PI14).

Members of the Executive Board and staff occupying key positions are eligible for these plans. The Plans cover a three (3) year period, so as to commit participants to long term results. Members of the Board of Directors participate in these Plans if they hold a position on the Executive Board.

a.1 Global Plan

The meeting of the Board of Directors of Santander Spain, held on March 26, 2008, approved the Long-term incentive policy intended for the Executives of Banco Santander Spain and Santander Group (except Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Shareholders’ Meeting.

The above incentives policy consists of a Performance-Related Share Plan.

This multiannual incentive plan is payable in shares of Santander Spain. The beneficiaries of the plan are the Executive Officers and other members of senior management, together with any other company executives determined by the Board of Directors or, when delegated by it, the Executive Committee.

The Global Plan involves three (3) year cycles of awarding shares to beneficiaries, such that each cycle begins in one year and, as from 2009, ends in the following year.  The purpose is to establish an adequate sequence between the end of the incentive scheme linked to the previous plan (I-06) and the successive cycles of the new plan. Thus the first two (2) cycles began in July 2007, with the first cycle (PI09) lasting for two (2) years and the other cycles (PI10, PI11, PI12, PI13 and PI14) having an average duration of three (3) years.

a.2 Local Plan

At a meeting of the Board of Directors held on December 23, 2009, and an Extraordinary General Meeting of the Company held on February 3, 2010, the Local Scheme was approved, consisting of two (2) separate plans: SOP  and PSP.

The SOP  (Stock Option Plan for Share Deposit Certificates - Units) is a share purchase option plan, under which new Santander Brasil shares will be issued, while the PSP  (Long Term Incentive Plan – Investment in Share Deposit Certificates – Units) is a share-based Compensation plan with 50% being settled in cash and 50% in Units. Under this plan, a specific portion must be used for acquiring Units issued by Santander Brasil. During the three (3) years of duration of each plan, the Company monitors two performance indicators, which are used for calculating the number of Units or exercisable options to be awarded. These indicators are used for weighting the payment of the benefit. The Board of Directors determines eligibility for the plans.

At an Extraordinary General Meeting on October 25, 2011, Banco Santander resolved to offer the Long Term Investment Plan – Investment in Share Deposit Certificates (“Units”) - SOP 2014, to certain Managers and management-level employees of the Company and its subsidiaries. It is a three (3) year stock option plan.

a.3 Deferment Schemes

In line with the new international principles discussed at meetings of the G20 (a group made up of the finance ministers and heads of central banks of the 19 largest world economies and the European Union) and the Financial Stability Board (FSB), on February 2, 2011, the Board of Directors approved Deferment (First Cycle) arrangements for paying variable compensation schemes for 2010. The Statutory Officers, officers in management positions and other employees eligible for the Deferment Scheme receive deferred variable compensation with payment being made in installments over the following three (3) years.

The plan does not involve the issue of new shares, capitalization or dilution effects, since it is structured as a "phantom" share scheme, with payments linked to the market price of a specified number of Units, subject to the provisions of the plan.

On December 21, 2011, the Board of Directors approved a proposal for a new Share-Related Bonus Incentive plan (2nd Deferment Cycle) to pay Variable Compensation for 2011 to Officers, executives holding management positions and other employees. The proposal was approved at the Extraordinary General Meeting on February 7, 2012. It is a three (3) year stock option plan.

On December 19, 2012, the Board of Directors approved a proposal for a Share-Related Bonus Incentive plan (3rd Deferment Cycle) to pay Variable Compensation for 2012 to Officers, executives holding management positions and other employees, was approved at the Extraordinary General Meeting on February 15, 2013.

13.4.b Primary purposes of the plans

▪  To align the interests of the Company and of the participants in order both to stimulate the growth and profitability of Company business and to recognize the contribution of the participants in the development of its activities;

▪  To enable the Company to retain the participants on its staff, offering them, as an additional advantage, the opportunity to become or to increase their interest as shareholders of the Company; and

▪  To promote the Company’s performance and the interests of the shareholders by creating a long term commitment on the part of the participants.

a. How the Plans contribute towards these purposes

The Plans’ contribution to these objectives is measured by the following indicators: Total Shareholder Return (TSR), comparison between budgeted and actual net earnings, and growth in Earnings per Share (EPS),  unsatisfactory financial performance of the Company, compliance with internal regulations applicable to participants including, but not limited to, risk management policies, substantial change in the financial condition of the Company, significant changes in Company Reference Assets or in the qualitative risk evaluation, and Return on Risk-Adjusted Capital (RORAC), for the SOP 2014 plan. The indicators listed above are defined in the corresponding Plan regulations.

13.4.c How the Plan are inserted in the compensation policy of the issuer

The Plans are a key element of the Company’s compensation strategy, representing effective instruments for recognizing and retaining members of the Executive Board in the short, medium and long term.

13.4.d    How the Plans align the interests of managers and issuer in the short, medium and long term

The Plans align the short, medium and long term interests of the members of the Executive Board with those of the Company, since the Options are only exercised, and the shares received, if the strategic objectives of the Company are consistently attained during each plan cycle.

13.4.e Maximum number of shares covered

Share-based Compensation Plan forecast for the current year (2013)

	Board of Directors							Executive Board
	5th Cycle		6th Cycle		SOP 2014	DEFERMENT 1st Cycle	DEFERMENT 2nd Cycle	5th Cycle		6th Cycle		SOP 2014	DEFERMENT 1st Cycle	DEFERMENT 2nd Cycle
	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP				GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP
Maximum number of shares to be covered	5,225	-	-	-	-	25,814	-	97,961	12,285	50,172	3,025	13,495,153	230,639	395,644

*Up to February 10 of each of the three years following the base year, the Company Board of Directors may amend the maximum number of Units per year in proportion to the Company's distribution to shareholders of dividends and/or interest on shareholders' equity, and in an amount equal to the dividends and/or interest on shareholders’ equity to which the participant would have a right if holding Company Units.

Share-based Compensation Plan in force for the year ended on December 31st, 2012

	Board of Directors
	4th Cycle			5th Cycle		6th Cycle		SOP 2014	DEFERMENT 1st Cycle	DEFERMENT 2nd Cycle
	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP
Maximum number of shares to be covered	1,128	-	215,57	5,225	-	-	-	-	51,633	-

 (cont.)

Executive Board
4th Cycle			5th Cycle		6th Cycle		SOP 2014	DEFERMENT 1st Cycle	DEFERMENT 2nd Cycle
GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP
20,083	4,365	3,524,530	97,961	15,799	57,33	8,000	13,940,961	461,323	1,187,044

13.4.f  Maximum number of options to be granted

Share-based Compensation Plan forecast for the current year (2013)

	Board of Directors								Executive Board
	5th Cycle		6th Cycle		SOP 2014	DEFERMENT 1st Cycle	DEFERMENT 2nd Cycle	DEFERMENT 3rd Cycle	5th Cycle		6th Cycle		SOP 2014	DEFERMENT 1st Cycle	DEFERMENT 2nd Cycle	DEFERMENT 3rd Cycle
	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP					LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP
Maximum number of options to be granted	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,139,552

*Up to February 10 of each of the three years following the base year, the Company Board of Directors may amend the maximum number of Units per year in proportion to the Company's distribution to shareholders of dividends and/or interest on shareholders' equity, and in an amount equal to the dividends and/or interest on shareholders’ equity to which the participant would have a right if holding Company Units.

Share-based Compensation Plan in force for the year ended on December 31st, 2012

	Board of Directors							Executive Board
	5th Cycle		6th Cycle		SOP 2014	DEFERMENT 1st Cycle	DEFERMENT 2nd Cycle	5th Cycle		6th Cycle		SOP 2014	DEFERMENT 1st Cycle	DEFERMENT 2nd Cycle
	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP				GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP
Maximum number of options to be granted	-	-	-	-	-	-	-	-	-	57,330	8,000	2,395,000	-	-

13.4.g    Conditions for acquisition of the shares

g.1 Global Plan

For each cycle a maximum number of shares is established for each beneficiary who remains in the Bank for the duration of the plan. In the first three (03) cycles, the targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Santader Spain performance with that of a benchmark group of Financial Institutions and are linked to two parameters, namely Total Shareholder Return (TSR)  and Growth in Earnings per Share (EPS). At the end of each cycle, the TSR and the EPS Growth (for the PI09, PI10 and PI11) will be calculated for Santander Spain and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS Growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander Spain relative position among the group of benchmark Financial Institutions:

Santander position in TSR Ranking	Maximum Percentage of Shares to be Allotted	Santander position in EPS growth Ranking	Maximum Percentage of Shares to be Allotted
1st to 5th	100%	1st to 5th	100%
6th	82%	6th	82%
7th	65.0%	7th	65.0%
8th	47.5%	8th	47.5%
9th	30.0%	9th	30.0%
10th and below	0%	10th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS Growth) the maximum percentage of shares will be delivered if Santander Spain ranks within the first quartile (including the 25th percentile) of the benchmark group. No shares will be delivered if Santander Spain ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander Spain is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile), neither included.

From plan PI12 onwards, the objective determining the number of shares is related to one Performance Parameter only, which has 100% weighting in the percentage of shares to be distributed: the Group TSR.

g.2 Local Scheme - SOP and PSP.

The Special Shareholders’ Meeting of Santander Brasil held on February 3, 2010 approved the Share-Based Compensation Program - Units of Santander Brasil (Local Plan), consisting of two independent plans:  the Stock Option Plan for Share Deposit Certificates – Units (SOP, Portuguese acronym) and  the Long Term Incentive Plan – Investment in Share Deposit Certificates – Units (PSP, Portuguese acronym).  The characteristics of each plan are:

SOP Plan: Stock Option Plan, with issue of new Banco Santander shares, encouraging commitment to long term results on the part of the Executive Officers. The option exercise period started on June 30, 2012 and extends for two years from that date. One third of the Units resulting from the exercise of the options may not be sold by the participant during the first year.

PSP Plan: The Plan is intended for payment of a Bonus (the “Bonus”) by the Company to the Participants as Variable Compensation, with (i) fifty percent (50%) being given in Units, which may not be sold for the first year after the exercise date, and (ii) 50% paid in cash, which can be used as the Participants wish, after deduction of all taxes, charges and withholdings.

Plan approved in 2011 – Long Term Incentive Plan – SOP 2014

The number of Units exercisable by the participants is determined by the Company’s performance in terms of: Total Shareholder Return (TSR), and may be reduced at the discretion of the Board of Directors if the Return on Risk-Adjusted Capital (RORAC) budget targets are not achieved each year.  It is also necessary for the participant to remain in the Company while the Plan is in effect, in order to be able to exercise the corresponding Units.

Payments under the Plan shall be made in Share Deposit Certificates (Units) for the difference between the closing price on the exercise date and the Strike Price, net of withholding tax.

g.3 Deferment Schemes

Deferment – 1st Cycle

The purpose of the Plan is to pay a cash bonus representing part of the variable compensation owed by the Company to the participants under its compensation policy, linked to the future performance of the shares. The plan will not result in any dilution of the Company’s capital stock, since the Participants do not acquire the status of Shareholders of the Company, or any of the rights or privileges attaching to such status.

Deferment – 2nd Cycle (2011) and 3rd Cycle (2012)

The Plan is subject to the current regulations applicable to the Company, in particular Resolution No. 3921 of the National Monetary Council, dated November 25, 2010 ("Resolution No. 3921/10"), which requires financial institutions to observe certain procedures in deferring payment of a portion of the variable compensation owing to their Managers and other employees, taking into account sustainable long-term financial factors and the adjustment of future payments according to the risks assumed and variations in the cost of capital.

The Plan is divided into 2 schemes:

•       Monitored Group Scheme

Members of the Executive Committee were included in this scheme in 2011, as well as other executives who assume significant risks on behalf of the Company and those in charge of control areas. The deferment was made half in cash, indexed to 100% of the Interbank Rate (CDI) and half in Units.

This scheme was used in 2012, together with the SOP 2014 scheme, to comply with BACEN Resolution No. 3921. All statutory officers of economic Santander financial conglomerate in Brazil operating under Central Bank authorization were included in this deferment scheme in 2012.

Short-term Variable Income deferment rules were applied to this group as follows:

•     30% in cash

•      30% in Units (with one year lock-up)

•      20% deferred in Units, in (sic) three equal annual installments with one year lock-up each

•      20% deferred in cash, in three equal annual installments

In the case of the CEO, this program is 50% deferred, 25% for each of the above-mentioned items.

•       Unmonitores Group Scheme

Statutory Officers not participating in the Monitored Group Scheme were eligible in 2011, with the deferred amount being allocated 100% in SANB11 Units. In 2012, all participated in the monitored group scheme, in full compliance with BACEN Resolution 3921/2010.

13.4.h Criteria for setting acquisition and exercise prices

h.1 Global Scheme

Not applicable, since the exercise price is the market price on the date of exercise.

h.2 Local Scheme

SOP: The option exercise price to be paid by participants for subscribing to the Units is R$23.50. The exercise price is adjusted for bonusShares/Units, splits or reverse splits of shares undertaken by the Company, or corporate reCompany.

PSP: Not applicable, since the exercise price is the market price on the date of exercise.

SOP 2014: The price of options issued is R$14.31 per Unit.

h.3 Deferment Scheme (1st, 2nd and 3rd Cycle)

Not applicable, since the exercise price is the market price on the date of exercise.

13.4.i Criteria for setting exercise period

i.1 Global Scheme

The cycles are for three (3) years, covering three (3) accounting periods, to encourage commitment to long-term results on the part of the Executive Officers.

i.2 Local Scheme

SOP: The Plan lasts for three (3) years, covering three (3) accounting periods, to encourage commitment to long-term results on the part of the Executive Officers. The option exercise period extends for two years from the date on which the options can be exercised.

PSP : The cycles are for three (3) years, covering three (3) accounting periods, to encourage commitment to long-term results on the part of members of the Executive Board.

SOP 2014: The Plan lasts for three (3) years, to encourage commitment to long-term results on the part of the Executive Officers. The exercise period will run from June 30, 2014 to June 30, 2016.

i.3 Deferment Plan.

Deferment – 1st, 2nd and 3rd Cycle: One third of the total number of the Shares shall be allocated in each of the three accounting periods following the base year.

13.4.j Form of settlement

j.1 Global Scheme

Payroll bonus for mandatory purchase of Shares.

j.2 Local Scheme

SOP: in Shares.

PSP: 50% payroll bonus and 50% in Shares.

SOP 2014: in Shares.

j.3 Deferment Schemes

1st Cycle: Payroll Bonus

2nd and 3rd Cycles: The Bonus shall be paid directly in Units.

13.4.k Restrictions on transfer of shares

k.1 Global Scheme

There is no restriction on the transfer of shares after exercise of the options.

k.2 Local Scheme

SOP: One third of the Units resulting from the exercise of the options may not be sold by the participant during a period of one (1) year from the date of acquisition of each Unit.

PSP: 50% of the Units making up the net investment under this plan may not be sold by the participant during a period of one (1) year form the date of acquisition.

SOP 2014: Forty percent (40%) of the units received by the participants, or fifty percent (50%) in the case of the Chief Executive Officer of the Company (“Lock-up Percentage”), may not be disposed of for the periods shown in the table below (“Lock-up Period”):

(i)                   one third (1/3) of the Lock-up Percentage for two (2) years from the date of acquisition of each Unit;

(ii)                 one third (1/3) of the Lock-up Percentage for three (3) years from the date of acquisition of each Unit; and

(iii)                one third (1/3) of the Lock-up Percentage for four (4) years from the date of acquisition of each Unit.

k.3 Deferment Scheme.

1st Deferment Cycle – Not applicable, as the plan provides for a cash bonus only.

2nd and 3rd Deferment Cycles – Managers belonging to the above-mentioned monitored group may not dispose of the Units received under this plan for a period of one (1) year from the date of receipt of each lot of Units.

13.4.L Criteria and events which would lead to the suspension, amendment or cancellation of the plan

L.1. Global Scheme

The plan may be amended for legal or regulatory reasons.

L.2. Local Scheme (SOP, PSP and SOP 2014)

Any material change in the corporate law and/or in the tax effects applicable to the Company or the participants may lead to a partial or total revision of the plan, or even to its suspension or cancellation, at the discretion of the Board of Directors. In addition the Board of Directors may, at its sole discretion, approve the release of all or part of the options under the SOP or SOP 2014 plans for exercise by the participants, in the event of direct or indirect disposal by the controlling shareholders of the Company of a number of shares implying a change in control of the Company, in accordance with the Level Two Regulations applicable to the Company at the time, whether in a single transaction or in successive transactions. The Board of Directors may determine special rules allowing the shares related to the Options to be sold in the case of a takeover bid.

L.3. Deferment Scheme

Deferment – 1st Cycle – The plan may be cancelled, suspended or amended by the Board of Directors at any time.  In the case of suspension or cancellation, the rights of participants holding bonus allocations of Units receivable must be respected, in line with the following provisions:

▪          in order to preserve the objectives of the plan, the total number of Units shall be adjusted up or down in the event of: a split, reverse split or bonus issue of shares, merger, takeover, spin-off or other similar procedures of a material nature;

▪         The office of the Vice President, Human Resources, under the supervision of the Executive Committee, shall carry out the corresponding quantitative adjustments using the procedures followed by the BM&FBOVESPA for similar adjustments in the share markets.

Deferment – 2nd and 3rd Cycle – The Company Board of Directors may determine partial payment or no payment under the plan, in the following circumstances:

•         unsatisfactory financial performance of the Company;

•         failure to observe internal rules applicable to the participant, including but not limited to risk management policies;

•         substantial change in the Company’s financial condition, other than as a result of changes in accounting standards;

•         significant variations in the Company’s reference assets; or

•         undue exposure in risk management.

13.4.m   Effects of the exit of the management member from the bodies of the issuer over its rights prescribed in the share-based compensation plan.

m.1. Global Scheme

When a participant leaves the company after dismissal without just cause, on retirement or for permanent disability, or in the event of the participant’s death, the right to receive shares will not be affected except as follows:

▪  in the event of death, the right shall pass to the beneficiary’s heirs;

▪  the number of shares to be received shall be calculated by multiplying the maximum number of shares receivable by the quotient obtained by dividing the number of days from the date of launching of the plan to the date on which the event occurs (death, retirement, early retirement, dismissal, redundancy or other event that causes this rule to be invoked), both dates inclusive, by the total number of days for which the plan is in force.

▪  If a participant resigns voluntarily, the right to the plan is lost.

m.2. Local Scheme (PSP, SOP and SOP 2014)

The ILP Plan shall be cancelled and the participant shall lose the right to benefit from it, forfeiting all rights to receive options or shares, if the participant resigns voluntarily or is dismissed from the Company for just cause or removed from office. If the participant's employment contract is terminated as a result of actions of the Company, in terms of article 483 of the Consolidated Labor Laws, in the case of dismissal without just cause, by mutual accord in the case of a participant without a formal employment relationship, or in the event of retirement, the participant shall receive a bonus in an amount proportional to the length of membership in the ILP Plan, at the same time as the other participants in the same cycle of the ILP Plan are paid, taking into account the percentage of performance indicators achieved. If the participant dies or becomes permanently disabled, the options or shares shall be delivered at the same time of those of other participants in the same ILP Plan cycle, without any proportionality in respect of length of membership, but with the percentage of performance indicators being applied normally.  In the event of death, the participant’s heirs shall receive the benefit.

m.3. Deferment Schemes

The plan shall be cancelled in advance, by force of law, and the participant shall lose the right to participate in the plan, forfeiting the right to receive future benefits, in the case of voluntary resignation or dismissal for just cause in terms of article 482 of the Consolidated Labor Laws, or removal from statutory office by a unilateral decision on the part of the Company. If the participant's employment contract is terminated as a result of actions of the Company, in terms of article 483 of the Consolidated Labor Laws, in the case of dismissal without just cause, or in the event of retirement or death, the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid. In the event of death, delivery shall be to the participant’s heirs. In the event that the participant shall become permanently disabled, subject to confirmation by two medical reports (public and private institutions), the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid. If an employment contract is suspended owing to illness or work accident, the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid.

13.6. In relation to stock-based compensation recognized in income for thr last fiscal year and planned for the current fiscal year, the board of diretors and executive boardEm relação à remuneração baseada em ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, inform:

2013

Share-based compensation – forecast for the current fiscal year (2013)

	Board of Directors								Executive Board
	4th Cycle	5th Cycle		6th Cycle		1st DEFERMENT CYCLE	2nd DEFERMENT CYCLE	SOP 2014	4th Cycle	5th Cycle		6th Cycle		1st DEFERMENT CYCLE	2nd DEFERMENT CYCLE	SOP 2014
	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP				LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP
No. of members									61
Grant of stock options
Date of grant	2010	2011		2012		2011	2012	2011	2010	2011		2012		2011	2012	2011
Number of options allotted*	215,570	5,225	0	0	0	25,814	0	0	3,524,530	97,961	12,285	50,172	3,025	230,639	395,644	13,495,193
Start of option exercise period		2013		2014		2011	2012	2014		2013		2014		2011	2012	2013
Maximum period for exercise of options	2014	none		none		2014	2015	2016	2014	none		none		2014	2015	2016
Lock-up period	none								none
Weighted average exercise price:	none								none
(a) of outstanding options at beginning of the year	none								none
(b) of options forfeited during the fiscal year	none								none
(c) of options exercised during the fiscal year	R$ 12.063	none							R$ 12.063	none

(d) of options expired during the fiscal year	none				none
Fair value of options on date of grant	none**	R$ 7.19	none**	R$ 7.08	none**	R$ 7.19	none**	R$ 7.08
Potential dilution in the event of exercise of all options granted		0.5%***				0.5%***
* Outstanding options include those not exercised in previous years.
** The Global and Local PSP plans award shares instead of stock options. There is therefore no fair value.
*** Maximum dilution.

2012

Share-based compensation – year ended December 31, 2012

	Board of Directors										Executive Board
	4th Cycle			5th Cycle		6th Cycle		1st DEFERMENT CYCLE	2nd DEFERMENT CYCLE	SOP 2014	4th Cycle			5th Cycle		6th Cycle		1st DEFERMENT CYCLE	2nd DEFERMENT CYCLE	SOP 2014
	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP				GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	LOCAL - PSP
No. of members											61
Grant of stock options
Date of grant	2010			2011		2012		2011	2012	2011	2010			2011		2012		2011	2012	2011
Number of options allotted*	1,128	0	215,570	5,225	0	0	0	51,633	0	0	20,083	4,365	3,524,530	97,961	15,799	57,330	8,000	461,323	1,187,045	13,940,961
Start of option exercise period	2012			2013		2014		2011	2012	2014	2012			2013		2014		2011	2012	2013
Maximum period for exercise of options	none		2014	none		none		2014	2015	2016	none		2014	none		none		2014	2015	2016
Lock-up period	none										none
Weighted average exercise price:	none										none
(a) of outstanding options at beginning of the year	none										none
(b) of options forfeited during the fiscal year	none										none
(c) of options exercised during the fiscal year	R$ 12.063	none									R$ 12.063	none
(d) of options expired during the fiscal year	none										none

Fair value of options on date of grant	none**	R$ 7.19	none**	R$ 7.08	none**	R$ 7.19	none**	R$ 7.08
Potential dilution in the event of exercise of all options granted		0.5%***				0.5%***
* Outstanding options include those not exercised in previous years.
** The Global and Local PSP plans award shares instead of stock options. There is therefore no fair value.
*** Maximum dilution.

2011

Share-based compensation – year ended December 31, 2011

		Board of Directors							Executive Board
	3rd Cycle	4th Cycle			5th Cycle		DEFERMENT	SOP 2014	3rd Cycle		4th Cycle		5th Cycle		DEFERMENT	SOP 2014
	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP			GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP
No. of members	9									61
Grant of stock options
Date of grant	2009	2010			2011		2011		2009	2010			2011		2011	2011
Number of options allotted*	18,750	14,852	0	1,041,667	14,852	0	295,160	0	452,117	102,433	17,825	10,203,333	114,060	29,575	1,101,811	12,120,833
Start of option exercise period	2011		2012		2013		2011		2011	2012			2013		2011	2013
Maximum period for exercise of options	none			2014	none		2014		none			2014	none		2014	2016
Lock-up period	none								none

Weighted average exercise price:	none				none
(a) of outstanding options at beginning of the year	none				none
(b) of options forfeited during the fiscal year	none				none
(c) of options exercised during the fiscal year	R$ 16.704		none		R$ 16.704		none
(d) of options expired during the fiscal year	none				none
Fair value of options on date of grant	none**	R$ 7.19	none**	R$ 7.08	none**	R$ 7.19	none**	R$ 7.08
Potential dilution in the event of exercise of all options granted		0.5%***				0.5%***
* Outstanding options include those not exercised in previous years.
** The Global and Local PSP plans award shares instead of stock options. There is therefore no fair value.
*** Maximum dilution.

2010

Share-based compensation – year ended December 31, 2010

Board of Directors	Executive Board

	2nd Cycle	3rd Cycle	4th Cycle			5th Cycle		2nd Cycle	3rd Cycle	4th Cycle			5th Cycle
	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP	GLOBAL	GLOBAL	GLOBAL	LOCAL - PSP	LOCAL - SOP	GLOBAL	LOCAL - PSP
No. of members	8								63
Grant of stock options
Date of grant	2008	2009	2010			2011		2008	2009	2010			2011
Number of options allotted*	0	0	0	0	0	0	0	269,263	699,400	165,797	15,500	15,370,000	159,000	33,800
Start of option exercise period								2010	2011	2012			2013
Maximum period for exercise of options								none				2014	none
Lock-up period								none
Weighted average exercise price:	not applicable
(a) of outstanding options at beginning of the year								none
(b) of options forfeited during the fiscal year								none
(c) of options exercised during the fiscal year	not applicable							R$ 19.465			none
(d) of options expired during the fiscal year								none

Fair value of options on date of grant	none**	R$ 7.19
Potential dilution in the event of exercise of all options granted	-	0.5%***
* Outstanding options include those not exercised in previous years.
** The Global and Local PSP plans award shares instead of stock options. There is therefore no fair value.
*** Maximum dilution.

13.7 Information about the outstanding options held by the Board of Directors and Executive Board

On December 31st, 2012 there were no outstanding options in conditions to be exercised in none of the plans.

13.8.       Options exercised and shares delivered in relation to the share-based compensation of the Board of Directors and Executive Board concerning the last 3 fiscal years.

13.8.1. Global Scheme

The right to exercise options related to the first, second, third, and fourth cycle has already been exercised, according to the following table:

Options exercised – fiscal year ended on December 31st , 2010
	Board of Directors	Executive Board
	2nd Cycle Global	2nd Cycle Global
Number of members	8	63
Options exercised
Number of shares	not applicable*
Weighted average price for the exercise
Difference between the exercise price and the market price of the shares related to options exercised
Shares delivered
Number of shares delivered	0	222,274
Weighted average price for the purchase	-	R$ 19.465
Difference between the purchase price and the market price of the shares related to options purchased	-	0

* Global plans grant shares, not purchase options.

Options exercised – fiscal year ended on December 31st , 2011
	Board of Directors	Executive Board
	3rd Cycle Global	3rd Cycle Global
Number of members	9	61
Options exercised
Number of shares	not applicable*
Weighted average price for the exercise
Difference between the exercise price and the market price of the shares related to options exercised
Shares delivered
Number of shares delivered	74,892	514,106
Weighted average price for the purchase	R$ 16.704	R$ 16.704
Difference between the purchase price and the market price of the shares related to options purchased	-	-

* Global plans grant shares, not purchase options.

Options exercised – fiscal year ended on December 31st , 2012
Board of Directors	Executive Board
4th Cycle Global	4th Cycle Global

Number of members	7	53
Options exercised
Number of shares	not applicable*
Weighted average price for the exercise
Difference between the exercise price and the market price of the shares related to options exercised
Shares delivered
Number of shares delivered	1,128	20,083
Weighted average price for the purchase	R$ 12.063	R$ 12.063
Difference between the purchase price and the market price of the shares related to options purchased	-	-

* Global plans grant shares, not purchase options.

The weighted average price of acquisition was R$ 23.7252 per share in the I09, R$ 19.46496 in the I10, R$ 16.704464 in the I11, and R$  12.0634515  in the I12.

The total difference between the purchase price and the market price of the shares purchased is not applicable present hereto considering that the credited bonus amount corresponds to the market price as of the delivery date.

13.8.2. Local Scheme

The right to exercise options related to the first Local cycle has already been exercised, according to the following table:

Options exercised – fiscal year ended on December 31st , 2012
	Board of Directors	Executive Board
	1st Cycle Global	1st Cycle Global
Number of members	7	53
Options exercised
Number of shares	not applicable*
Weighted average price for the exercise
Difference between the exercise price and the market price of the shares related to options exercised
Shares delivered
Number of shares delivered	0	4,365
Weighted average price for the purchase	R$ 16.038	R$ 16.038
Difference between the purchase price and the market price of the shares related to options purchased	-	-

* Global plans grant shares, not purchase options.

13.9 Summary description of the information necessary to understand the data published in items 13.6 to 13.8, as an explanation of the method of pricing of the value of the shares and options

13.9.1. Global Plan

13.9.1.a Pricing model

The Monte Carlo pricing model was used to calculate fair value. The Monte Carlo (MC) method is a statistical method of simulating the price generating process based on an assumption of risk neutrality.

13.9.1.b Data and premises used in the pricing model, including the average weighted price of the shares, price of exercise, expected volatility, option lifespan, dividends expected and risk-free interest rate.

Below premises used in the pricing model.

The exercise price in every cycle, provided that the objectives contained in the regulations are met, will be the market price on the exercise date.

	PI09	PI10	PI11	PI12	PI13	PI14
Anticipated Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%	51,35%

Annual Dividend Yield over Last 5 Years	3.23%	3.24%	3.47%	4.88%	6.33%	6.06%

Risk-Free Interest Rate (Zero Coupon Treasury Bond)
during the Plan Period	4.47%	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of past volatility for the corresponding period (two or three years).

13.9.1.c Method used and the premises assumed to incorporate the effects expected of anticipated exercise

Not applicable, since the model does not allow exercise in advance.

13.9.1.d Form of determination of the volatility expected

Estimated on the basis of past volatility for the corresponding period.

13.9.1.e If any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable, bearing in mind that no other characteristics of the option were included in the measurement of its fair value.

13.9.2 Local Plan

13.9.2.1 SOP

13.9.2.1.a Pricing model

The binomial pricing model was used to calculate fair value. A lattice (tree) is constructed with price trajectories, allowing the determination of the value of a share on a future date.

13.9.2.1.b Data and premises used in the pricing model, including the average weighted price of the shares, price of exercise, expected volatility, option lifespan, dividends expected and risk-free interest rate

The following data is used in the pricing model:

Performance Conditions	SOP Plan
Valuation Method	Binomial
Volatility	57.37%
Dividend Rate	5.43%
Vesting Period	2.72 years
“Average” Exercise Time	3.72 years
Risk-Free Rate	11.18%
Probability of Occurrence	43.11%
Fair Value of Shares	R$7.19

13.9.2.1.c Method used and the premises assumed to incorporate the effects expected of anticipated exercise

Not applicable, since the model does not allow exercise in advance.

13.9.2.1.d Form of determination of the volatility expected

Estimated on the basis of past volatility for the corresponding period.

13.9.2.1.e If any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable, bearing in mind that no other characteristics of the option were included in the measurement of its fair value.

13.9.2.2 SOP2014

13.9.2.2.a Pricing Model

The Black & Scholes pricing model was used to calculate fair value. A lattice (tree) is constructed with price trajectories, allowing the value of a share on a future date to be determined.

13.9.2.2.b Data and premises used in the pricing model, including the average weighted price of the shares, price of exercise, expected volatility, option lifespan, dividends expected and risk-free interest rate

The following data is used in the pricing model :

Performance Conditions	SOP Plan
Valuation Method	Black & Scholes
Volatility	40.00%
Dividend Rate	3.00%
Vesting Period	2 years
“Average” Exercise Time	5 years
Risk-Free Rate	10.50%
Probability of Occurrence	71,26%
Fair Value of Shares	R$ 6.45

13.9.2.2.c Method used and the premises assumed to incorporate the effects expected of anticipated exercise

Not applicable, since the model does not allow exercise in advance.

13.9.2.2.d Form of determination of the volatility expected

Estimated on the basis of past volatility for the corresponding period.

13.9.2.2.e If any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable, bearing in mind that no other characteristics of the option were included in the measurement of its fair value.

13.9.2.3 PSP

Not applicable. The Plan is intended for payment of a Bonus (the “Bonus”) by the Company to the participants as variable compensation, with (i) fifty percent (50%) being given in Units, which may not be sold for the first year after the exercise date, and (ii) fifty percent (50%) paid in cash, which can be used as the participants wish, after deduction of all taxes, charges and withholdings. The funds payable are denominated in Units of the Company. At the time of payment, the value of the share will be calculated according to the average price of the Unit for the fifteen days of trading on the São Paulo Stock Exchange immediately preceding payment under the plan, weighted according to the daily volume.

13.9.3. Deferment Plans

1st Deferment Cycle.

Not applicable, since the purpose of the plan is to pay a cash bonus representing part of the variable compensation owed by the Company to the participants under its compensation policy. The amount payable is denominated in Units of the Company. At the time of payment, the value of the share will be calculated according to the average price of the Unit for the fifteen days of trading on the São Paulo Stock Exchange immediately preceding February 10, in each of the three fiscal years subsequent to the year base, weighted according to the daily volume.

2nd and 3rd Deferment Cycles.

Not applicable, since the purpose of the plan is to pay a bonus in the form of Units, representing part of the variable compensation owed by the Bank to the participants under its compensation policy.

13.10 Retirement plans in effect conferred upon members of the Board of Directors and executive officers.

The Company’s main retirement plan in effect is SantanderPrevi.

Participation in the SantanderPrevi Retirement Plan is optional and the participant’s monthly contribution shall be equivalent to 2% of the Salary* (limited to 13 UPs = R$ 4,294.42) + 2% to 9% (to be chosen) of the salary minus 13 UPs.

To such amount shall be added a contribution amount given by Grupo Santander Brasil itself (named matching or corresponding entry) which varies from 100% to 150% over the years, as shown on the table below:

 *Base October/12

Period on the new plan (*)	Value of corresponding entry of the Group (matching)
Less than 3 years	100%
3 complete years to 6 incomplete years	110%
6 complete years to 10 incomplete years	120%
10 complete years to 15 incomplete years	130%
More than 15 complete years	150%

(*) Counting of the years started as of the unification of the Benefit policies of Grupo Santander Brasil, in June/2009.

On the table below, we have detailed the amounts contributed to the SantanderPrevi retirement plan and to the complementary plans in 2012.

 Amounts in R$

	Board of Directors	Executive Board
Number of members	1	47
Name of the plan	Plano de Aposentadoria Santanderprevi	Plano de Aposentadoria Santanderprevi
Number of officers who has the conditions to retire	not applicable	not applicable
Conditions to early retirement	not applicable	not applicable
Updated aggregate amount of aggregate contributions made up to the ending of the last fiscal year, minus the amount related to contributions directly made by the officers.	2,021,517	23,111,305

Total aggregate amount of contributions made during the last fiscal year, minus the amount related to contributions directly made by the officers.	40,059	5,569,205
Possibility of early redemption and conditions	not applicable	not applicable

The aggregate amount on December 31st, 2012  comprises the balance of the amounts contributed and redeemed up to such date.

47 members of the management and 1  member of the Board of Directors participate in the SantanderPrevi plan with the same corresponding entries referred to above, i.e., the matching comprises the plan rules and the contribution amount in 2012 was R$ 25,132,822.

13.11 – Maximum, minimum and average individual compensation of the Board of Directors, of the Executive Board and of the Audit Committee.

Justification for not filling the chart:

Item not disclosed due to injunction granted by the Court of the 5th Federal Circuit Court of Rio de Janeiro, on the records of proceeding No. 2010.510102888-5.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure mechanisms of compensation or indemnification to officers in case of removal from office or retirement, indicating the financial consequences for the issuer.

We have an officer, hired in 2011, whose employment agreement contains a section to secure the granting of bonus for the years 2012 and 2013, and we have another Officer, hired in 2012, whose employment agreement contains a section to secure the granting of bonus for the year 2013.

Given that the Company has only two officers in such condition, there is no relevant financial consequence to the Company.

13.13. In relation to the 3 last fiscal years, indicate the percentage of total compensation of each body acknowledged in the results of the issuer with regard to the members of the board of directors, executive board or Audit Committee that are parties related to the controlling companies, directly or indirectly, as defined by the accounting rules that deal with this subject.

In 2008 and 2009, no payment was made to members of the Board of Directors or Executive Board who were parties related to the Controlling Shareholder.

During 2010, 33% of the total compensation paid to the members of the Board of Directors by Santander Brasil was assigned to the payment of members of the Board of Directors who are parties related to the Controlling Shareholder once they hold offices in the administration of Grupo Santander Espanha.

In 2011, no payment was made to members of the Board of Directors or Executive Board who were parties related to the Controlling Shareholder.

During 2012, 24% of the total compensation paid to the members of the Board of Directors by Santander Brasil was assigned to the payment of members of the Board of Directors who are parties related to the Controlling Shareholder once they hold offices in the administration of Grupo Santander Espanha.

13.14. In relation to the 3 last fiscal years, indicate the values acknowledged in the result of the issuer as compensation of members of the board of directors, of the executive board or Audit Committee, grouped by body, for any reason other than the function they hold, such as, for example, commissions and services of consultancy or assistance provided

Not applicable, once there are no such values acknowledged in the result of Santander Brasil.

13.15.    Indicate the values acknowledged in the result of controlling companies, direct or indirect, of companies under common control and controlled companies of the issuer, as compensation of the members of the board of directors, of the executive board or Audit Committee of the issuer, grouped by body, specifying the reason for attributing such values to such individuals.

The members of the Board of Directors who hold executive offices at Santander Espanha, as well as our other members and officers, do not receive compensation abroad, concerning the office held in Brazil.

In 2011, three (03) non-executive members of the Board of Directors of Banco Santander Brasil held executive offices at Santander Espanha and were paid 8,338,973 EUR as compensation for such offices.

In 2012, two (02) non-executive members of the Board of Directors of Banco Santander Brasil held executive offices at Santander Espanha and were paid 7,295,144 EUR as compensation for such offices.

Fiscal year 2010

	Board of Directors	Total
Direct and indirect controllers	11,461,270 EUR	11,461,270 EUR
Issuer controllers	0	0
Companies under common control	0	0

Fiscal year 2011

	Board of Directors	Total
Direct and indirect controllers	8,338,973 EUR	8,338,973 EUR
Issuer controllers	0	0
Companies under common control	0	0

Fiscal year 2012

	Board of Directors	Total
Direct and indirect controllers	7,295,144 EUR	7,295,144 EUR
Issuer controllers	0	0
Companies under common control	0	0

13.16. Provide other information that the issuer deems relevant.

All relevant information related to the remuneration policy and the remuneration of member of Santander Brasil were provided in previous sections.

EXHIBIT V

LONG-TERM INCENTIVE PLAN – INVESTMENT IN SHARE DEPOSIT CERTIFICATES (“UNITS”) OF BANCO SANTANDER (BRASIL) S.A.

I.             DEFINITIONS

1.1.         Each expression indicated below in capital letters is used in this instrument, whether in singular or plural forms, as the case may be, with the meanings assigned to them as follows:

Expression	Meaning

Banco Santander Brasil or Company	Banco Santander (Brasil) S.A.

BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

Bonus	Bonus to be paid by the Company to Stockholders, as variable remuneration, consisting of the delivery of Units, according to the terms of Section 2.1 below.

Board of Directors	The Board of Directors of Banco Santander Brasil.

Agreement	The Agreement to be executed between the Company and the Stakeholders, according to Section 6.1.
HR Department	The Human Resources Department of Banco Santander Brasil.

Investment	The investment to which each Stakeholder shall be entitled as a result from the receipt of the Final Number of Units, according to Section 3.1.

Final Number of Units or N.U.	Final number of Units to be delivered to Stakeholders with the Bonus, calculated according to Section 10.1 below.

Parameter

The parameter, defined in this Plan, which shall be used, together with the modifier RoRWA, by the Board of Directors, with the purpose of calculating the Calculation Basis Units in the scope of Plan, under the terms of Chapter IX.

Stakeholders	The individuals, as indicated by the Board of Directors of Company, to whom the Plan is offered, according to Section 2.1.

Fiscal Year Percentage	Percentage of Calculation Basis Units, according to Section 9.3.

Restriction Period	Period when the Stakeholder may not dispose the Units received in the scope of Plan, according to Section 11.1.

Plan	Long-Term Incentive Plan – Investment in Share Deposit Certificates of Banco Santander Brasil (Brazil) S.A., according to Section 2.1.

Investment Term	Term for the investment in the Final Number of Units by Stakeholders, according to Section 10.1.

Base Price	The base price per Unit that serve as reference for the payment of Bonus, according to Section 8.1.

RoRWA	Return on Adjusted Asset by the Risk for each fiscal year.
Budgeted RoRWA	Return on Adjusted Asset by the Risk budgeted at each fiscal year by Banco Santander Brasil.
Realized RoRWA	Return on Adjusted Asset by the Risk realized at each fiscal year by Banco Santander Brasil.

RTA	Total Shareholder Return, according to Chapter IX.
Investment Term	According to the case, the document may be executed by the Shareholder at each investment in Units, according to Section 10.1.

Unit	Share Deposit Certificates representing each fifty five (55) common shares and fifty (50) preferred shares issued by the Company, according to Section 2.1 (SANB11).

Calculation Basis Units	The number of Units that will serve as basis for the calculation of Final Number of Units.

Final Values	The result of hypothetical applications performed individually in Units and shares of major Company´s competitors, calculated on December 31, 2015, according to Section 9.4.

Initial Values	The result of hypothetical applications performed individually in Units and shares of major Company´s competitors, calculated on December 31, 2012, according to Section 9.4.

II.           OBJECTIVES OF PLAN

2.1.         This Long-Term Incentive Plan – Investment in Share Deposit Certificate ("Plan") has as object the payment of bonuses by the Company to Stakeholders (“Bonus”), exclusively in the form of Share Deposit Certificates (“Units”) representing each fifty five (55) common shares and fifty (50) preferred shares issued by BANCO SANTANDER (BRASIL) S.A. (SANB11) (“Banco Santander Brasil” or “Company”), to certain managers and employees at management level of Banco Santander Brasil and of its controlled companies ("Stakeholders"), having the following as objectives:

(a)           to align the interests of Banco Santander Brasil and the Stakeholders aiming, on one side, the growth and profitability of Company’s businesses and, on the other side, the recognition of Shareholder’s contribution;

(b)           to allow the Company to retain the Stakeholders, offering the, as an additional advantage, the opportunity to become or increase their interest as Company´s shareholders, according to the terms, conditions and forms provided for in this Plan; and

(c)           to promote the good performance of the Company and shareholders’ interests upon a long-term commitment by the Stakeholders.

2.2.         The Plan represents an investment modality in the share market, involving a high risk level. The Stakeholders that adhere to this Plan shall be aware that the Company is subject to certain risk factors that may adversely affect their businesses and results and, consequently, the amount of investments that will be used in this Plan. The Stakeholders shall recognize, through the execution of the Agreement, that (i) they had the option of not adhering to this Plan; (ii) the Plan represents a benefit to the Stakeholders that is in addition to their current compensation packages; and (iii) this Plan represents an investment opportunity that will serve as incentive to good performance of their functions in the Company.

III.          INVESTMENT IN UNITS

3.1.         The Bonus shall confer to its respective holders the right to receive the Final Number of Units (BM&FBOVESPA: “SANB11”), strictly according to the terms and conditions established in this Plan, particularly those referring to the possibility of its fiscal years, according to Section 3.2 below (“Investment”).

3.2.         The Calculation Basis Units shall be established for each Stakeholder (i) in a number to be calculated by the application of the Fiscal Year Percentage on the total of Calculation Basis Units, already adjusted by resolution of the Board of Directors, according to Section 4.3 and Chapter IX below; and (ii) for the Term of Investment, according to Section X below.

3.3          The Bonus in Units shall be calculated according to Chapter X and paid according to specifications approved by the Board of Directors of Company (“Board of Directors”), and may not exceed the maximum limit corresponding to up to 15,200,000 (fifteen million and two hundred thousand) Units and, when they involve managers, within the limit of global remuneration of managers approved in the General Annual Meeting of Company.

3.4          The Company shall comply with tax, labor and social security legislation applicable to the payment of Bonus, including in reference to the withholding of the Income Tax at source of the amounts paid to Stakeholders.

IV.          PLAN MANAGEMENT

4.1.         This Plan shall be administered by the Board of Directors of Banco Santander Brasil (“Board of Directors”) with the help of Company’s Human Resource Department (“HR Department”). The Board of Directors shall have the necessary powers, among others:

(a)           to decide about each and every measure to be taken concerning the administration of this Plan, including details and application of general rules established hereunder;

(b)           to change the dates when the Final Number of Units may be paid, the final date for the delivery of the Final Number of Units and all other terms and conditions of this Agreement, provided the rights of Stakeholders resulting from, or related to this Plan are not damaged, being excluded from this limitation any eventual adjustments that may be performed due to changes implemented according to pertinent legislation;

(c)           exceptionally, to change the conditions of Plan, including but not limited to the adjustment of Base Price, in case of significant changes in the macroeconomic conditions, in order to maintain the original balance of Plan;

(d)           to analyze exceptional cases resulting from or related to this Plan;

(e)           to settle any doubts concerning the construction of general rules established in this Plan; and

(f)           to propose changes in Plan, with the purpose of adjusting plans of similar nature adopted by other companies of Grupo Santander no Brasil.

4.2.         The HR Department shall be responsible for implementing the Plan according to the terms hereunder, including but not limited to the calculation of RoRWA modifier, according to Section 9.5 below, the Parameter (as defined below) and the Final Number of Units, and shall make all applicable communications to Stakeholders during the course of Plan.

4.3.         The Board of Administration of Company shall establish the final number of Calculation Basis Units of Stakeholders, until the beginning of the Investment Term, on June 30, 2016, as provided for in Section 3.2 above, which may be established through the individual percentage for each stakeholder, if needed, applied on the initial number of Calculation Basis Units in following cases:

(a)           when financial performance of Company is not satisfactory;

(b)           non-compliance with internal rules applicable to Stakeholder, including but not limited to risk management policies;

(c)           substantial change of the financial condition of Company, except when resulting from changes in accounting rules;

(d)           significant variations in the reference equity of the Company; or

(e)           undue exposure in risk management.

V.            PLAN STAKEHOLDERS AND DISTRIBUTION OF CALCULATION BASE UNITS

5.1.         For the purposes of this Plan, Stakeholders are only a certain number of contributors in higher hierarchical levels of Banco Santander Brasil, determined by the Board of Directors and informed to HR Department, according to a list of contributors administered by the HR Department. The inclusion of new stakeholders shall be made only upon appointment by the Board of Directors no later than one (1) year after Plan is granted.

5.2.         The Calculation Base Units, object of the Plan, shall benefit the Stakeholders strictly on personal basis, and may not be pledged, assigned or transferred to third parties, except that they may benefit their respective successors in case of death of Stakeholder, according to the terms provided in Plan.

VI.          AGREEMENT

6.1.         Subject to provisions of this Plan, the terms and conditions of Investment shall be determined in the Plan agreement ("Agreement"), to be executed between the Company and each Stakeholder. The Agreement shall define at least following conditions:

(a)           the initial number of Calculation Basis Units;

(b)           the term during which the Final Number of Units may be delivered with the Investment (Investment Term, as defined in Section 10.1 below); the conditions, the modifier RoRWA and the Parameter for payment of the Final Number of Units to the Stakeholder; and the deadlines for total delivery (the only option will be the total delivery) of the Final Number of Units;

(c)           rules about temporary restrictions to the transfer of Units (lock-up period) and provisions for penalties for non-compliance of such restrictions; and

(d)           any other terms and conditions that are not in disagreement with the Plan.

6.2.         The definition of the initial number of Calculation Base Units to which each Stakeholder is entitled shall be made freely by the Board of Administration, as a function of the importance and essentiality of the function, the potentiality of Stakeholder, the involvement in strategic projects and the added value that stakeholder offers to the Company. The final number of Calculation Base Units per Stakeholder shall be defined according to Section 4.3 above.

VII.        QUANTITATIVE LIMIT

7.1.         The Plan shall not cause dilution of Banco Santander Brasil capital stock, since the Investment in Units shall be performed through the delivery of treasury Units.

VIII.       BASE PRICE

8.1.         The base price of Calculation Base Units (“Base Price”), for calculation reference of Final Number of Units and Investment, according to Section 10.1 below, shall be calculated by the average of closing price in the period of 30 days before the date of Plan granting, excluding the date of granting.

8.2.         The Base Price shall be adjusted due to (i) bonus in share/Unit, split or reverse split of shares performed by the Company or (ii) corporate reorganizations and other events provided for in Chapter XIX below.

IX.          PARAMETER FOR THE ACQUISITION OF THE RIGHT TO FISCAL YEARS OPTIONS (VESTING) AND MODIFIER BASED ON RORWA

9.1.         The number of Calculation Base Units of Stakeholders shall be determined according to following terms:

(i)            initially, the determination of a performance parameter of Banco Santander Brasil is made: Total Shareholder Return (“RTA”) (defined according to Section 9.4 below);

(ii)           the calculation of the modifier RoWA is made simultaneously to the determination indicated in item (i) above. The result of the RoRWA modifier may decrease the number of Base Calculation Units of Stakeholders in up to twenty five (25%) percentage points in each fiscal year, if the objectives of the RoRWA modifier are not accomplished, according to Section 9.5 below; and

(iii)          finally, based on final percentage (i.e., RTA decreased by RoRWA modifier), the number of Calculation Basis Units of Stakeholders is weighted.

9.2.         The performance parameter of the Company shall be evaluated according to following basis: Banco Santander Brasil RTA shall be calculated, according to the terms of Section 9.4 below, for the period from December 31, 2012 and December 31, 2015, and shall be compared with the RTAs of their major competitors, according to a list of institutions selected by the Board of Directors and disclosed by the HR Department. The position of Banco Santander Brasil among its competitors in reference to RTA shall determine the percentage to be applied to the total number of Calculation Base Units of Stakeholders ("Parameter"), according to following table:

Position among competitors - RTA	Percentage of Calculation Base Units to be considered
1st (first)	100%
2nd (second)	75%
3rd (third)	50%
4th (fourth)	0

9.3.         The result of RoRWA index may decrease the number of Calculation Base Units of Stakeholders in up to twenty five (25) percentage points in each fiscal year, according to Section 9.5 below and, after the application of the Parameter, the percentage of Calculation Base Units that will serve as basis for the calculation of the Final Number of Units to be distributed to each Stakeholder shall be calculated ("Performance Percentage"). The Performance Percentage shall be the same for all Stakeholders, in a way that no individualized calculation shall be possible.

9.4.         For the purposes of this Plan, the RTA is an index of financial result, calculated in percentage terms, defined through the difference between (a) the result of hypothetical applications performed individually in Units issued by the Banco Santander Brasil (SANB11) and shares of their main competitors, calculated on December 31, 2015 respectively (“Final Values”); and (b) the result of same hypothetical applications on December 31, 2012 ("Initial Values"), as follows:

(a)           The Initial Values are calculated by the average closing price of relevant Unit or share in BM&FBOVESPA during the period of fifteen (15) business days immediately previous to December 31, 2012, including for the competitors and for the Banco Santander Brasil;

(b)           in order to define the Final Values, the values referring to the dividends and interests on net equity that may be distributed to shareholders until December 07, 2015 inclusive are considered, as if they had been reinvested in the paying companies on the "ex-dividends" days; and

(c)           Final Values shall be calculated by the average of closing price of relevant Unit or share in BM&FBOVESPA during the period of fifteen (15) business days immediately previous to December 31, 2015.

9.4.1.      The calculation of RTA shall adopt the averages of closing prices (i) of most negotiated shares for the fifteen (15) business days immediately previous to December 31, 2012 (both common and preferred shares), issued by major competitors of Company and (ii) for the calculation of Company, of Company Units – ticker SANB11. Any change, of any nature or other, in reference to the shares negotiated shall be analyzed and revised by the Board of Administration, in order to determine the new calculation base.

9.5.         A modifier shall be applied to each fiscal year (from 2013 to 2015) in order to encourage the performance at each year, before the application of the Parameter. The modifier shall be based on the percentage of compliance with the RoRWA budget, which is given by the division of (i) Realized RORWA by (ii) Budgeted RORWA determined after each applicable fiscal year.

The modifier for each year varies between:

0% - for Realized RoRWA versus Budgeted RoRWA equal or higher to 100%; and

25% - for Realized RoRWA versus Budgeted RoRWA equal or higher to 50%.

For each percentage point, the modifier decreases on a linear basis and may be calculated by the expression:

R = |½ A – 50%|, where A is the percentage of compliance with RoRWA budget.

X.           TERM AND EXERCISE

10.1.       Considering the provisions of Chapter IX above, the Final Number of Units may be delivered to the Stakeholders as of June 30, 2016 until the date of June 30, 2018 ("Investment Term"), except when otherwise provided for in Chapter XII below. As the case may be, the delivery of the Final Number of Units may be performed upon the execution of relevant Investment Term ("Investment Term”), duly filled out and signed by the Stakeholder when, on the date of payment of the Bonus in Units, Banco Santander Brasil does not have enough Units to deliver to Stakeholders, case in which Banco Santander Brasil shall deliver to Stakeholder the amount in money corresponding to Bonus in Units that, according to the Investment Term, is required to be used by the Stakeholder for the acquisition of Units. The delivery of the Final Number of Units shall be made through the application of following formula:

N.U. =  Max. [(PU – PB); zero] x NUBC –IR

     PU

Where:

N.U. = Final Number of Units to which the Stakeholder is entitled to receive. If this number results in a decimal number, this shall be rounded up until following unit

P.U. = Closing Price of Unit on the day of Fiscal Year request

P.B. = Base Price

N.U.B.C. = Number of Calculation Base Units

I.R. =  Value of Income Tax calculated according to current legislation.

10.2.       Subject to the Policy of Negotiation with Securities Issued by the Company, the Director of Relations with Investors of the Company shall establish, at any time, restrictions for the Investment in dates previous to the disclosure of relevant facts by the Company, including but not limited to dates that are previous to the closing of fiscal year and publication of financial statements of the Company, dates included between resolutions for capital increases, dividend distributions, bonus in shares or split of shares and publication of respective notices or announcements and other dates when the suspension of the delivery of the Final Number of Units is recommended.

10.3.       The Final Number of Units not delivered within the Investment Term shall be automatically extinct, by force of law, independently of previous notice or indemnification, according to Section 21.2 (b) below. If the deadline determined for the receipt of the Final Number of Units matches the period of prohibition of negotiation with securities issued by the Company, according to its Policy for Disclosure of Relevant Act or Fact or to the applicable legislation, the Investment Term shall be extended until the next date determined by the HR Department for the receipt of the Final Number of Units.

XI.          RESTRICTIONS TO UNIT DISPOSAL (LOCK-UP)

11.1.       The number equivalent to (i) 40% (forty per cent) of Units resulting from Bonus ("Restricted Percentage") of each Stakeholder; and (ii) 50% (fifty per cent) in the case of Company´s CEO, may not be disposed during following periods (“Restriction Period”), including in case of termination of Agreement:

 (i)           1/3 of the Restricted Percentage for two (2) years from the date of receipt of each Unit;

 (ii)          1/3 of the Restricted Percentage for three (3) years from the date of receipt of each Unit; and

 (iii)         1/3 of the Restricted Percentage for four (4) years from the date of receipt of each Unit;

11.2.       The Units shall remain blocked for disposal with Santander Corretora de Câmbio e Valores Mobiliários S.A. for the Restriction Period.

11.3.       For the purposes of this Chapter XI, "disposal" is the offer, sale, promise of sale, contracting of sale, exchange, lease, promise of lease, pledge, fiduciary sale, the operations with Unit-backed derivatives or any other form of disposal or encumbrance, whether direct or indirect, of the Units.

XII.        TERMINATION, DEATH AND DISABILITY

12.1.       The validity shall be extinct, in advance, by force of law, partially or in full, according to this Chapter XII, for the Plan and the Agreement which holders resign or are removed from Company and/or from controlled companies, and are not assigned executive functions anymore in any company of this conglomerate. Except for the provisions of Sections 12.1.1 e 12.1.2 below, the Final Number of Units not yet received that may have been granted shall be extinct on the date when they leave office, whether through resignation or by initiative of the body that elected them. In case of an employee, the extinction shall occur as of the date when their employment agreement is terminated.

12.1.1.   If any Stakeholder remains employed by the Company after his/her resignation or destitution from the office of Company´s administrator, the Plan shall proceed with its normal course in reference to such Stakeholder, until he/she effectively leaves the Company, case in which the Section 12.2 shall apply.

12.1.2. If any Stakeholder remains employed as a member of the Board of Directors after his/her resignation or destitution from the office of Company´s administrator, the Plan shall proceed with its normal course in reference to such Stakeholder, until he/she effectively leaves the Company, case in which the Section 12.2 shall apply.

12.2.       In case of withdrawal of Stakeholder, following rules shall apply:

 (a)          in case of withdrawal of a Stakeholder upon resignation, withdrawal or due termination for cause or removal, the Stakeholder shall loose the right to participate in the Plan, being extinct, by force of law, the Final Number of Units not delivered yet that may have been granted;

 (b)          in case of withdrawal of a Stakeholder by virtue of termination of employment agreement, due to acts performed by the Company, according to the terms of Article 483 of Consolidation of Labor Laws, or due to termination without cause, or even by mutual agreement in case of a Stakeholder without employment relationship, the Stakeholder (i) may receive the Final Number of Units on the first available date for the delivery within the Investment Term; (ii) may acquire the Final Number of Units not yet available in a quantity that is proportional to the period when the Stakeholder remained in the Plan, subject to following formula and always waiting for the Investment Period for the effective receipt:

Date of Withdrawal – Date of granting of Calculation Base Units = % of Final Number of Units not available for receipt that will be the calculation base of Units that may be delivered

        Total Term of Plan (in nº of days)

                 (b.1)      as an example, following is the formula above applied on hypothetical dates:

8/20/2013 – 01/1/2013=  232 (days) = 18.17%

                [1277]                   [ 1.277]

Where:

8/20/2013 = Stakeholder’s withdrawal date

01/1/2013 = Date of Calculation Base Units Granting

 [1,277] = total number of days in the Plan = 6/30/2016 – 01/1/2013. If the Performance Percentage described in Chapter IX is of 70%, for example, the Percentage of Final Number of Units not received that shall be assigned to the Stakeholder that is leaving in the cases of Section 12.2(b) above shall be: 70% x  18.17% = 12.72%

 (b.2)      the number of Calculation Base Units thus calculated shall be subject to the Fiscal Year Percentage and to the deliberation by the Board of Directors, according to Section 4.3;

 (b.3)      Fiscal Year may be performed within the Investment Term, according to Chapter  X.

 (c)          in case of death of Stakeholder, the Final Number of Units may be fully delivered to the respective successor in the Investment Term, without the application of the percentage for time of permanence of Stakeholder in Plan, but with the application of the Fiscal Year Percentage described in Chapter IX;

 (d)          in case of permanent disability of Stakeholder, as evidenced by two (2) medical reports (public and private institutions), the Final Number of Units may be fully delivered to the Stakeholder within the Investment Term, without the application of the percentage for time of permanence of Stakeholder in Plan, but with the application of the Fiscal Year Percentage described in Chapter IX;

 (e)          in case of medical leave by the Stakeholder, the Plan shall proceed normally; and

 (f)          in case of retirement of Stakeholder for length of service the provisions of item (b) above shall apply.

12.3.       If Stakeholder leaves the Company to be transferred to another company of Grupo Santander outside of Brazil, the provisions of Section 12.2(b) above concerning withdrawal of stakeholder shall apply. Additionally, a verification shall be made for the conditions necessary for the expatriated Stakeholder to participate in the long-term incentive plan supported by Grupo Santander unit that is going to receive such stakeholder.

12.4.       For greater clarity, the same modifier RoRWA and same Parameter shall be used for all Stakeholders, including those who are removed and in all other cases described in this Chapter XIII, since the decrease by the modifier RoRWA and the Parameter refer to the performance of Company in periods already specified, and its calculation will always be made according to the terms of Chapter IX, independently of the date of removal or the occurrence of any other hypothesis described in this Chapter XII.

XIII.      QUANTITATIVE ADJUSTMENT IN CALCULATION BASE UNITS

13.1.       In order to preserve the objectives of Plan, the quantities of Calculation Base Units, their Base Price or the Final Number of Units shall be adjusted up or down in case of: (a) split, reverse split or bonus shares; (b) merger, incorporation, split-up; (c) other procedures of similar nature and substantive significance. Eventual adjustments shall also reflect in the calculation of Final Value for the purposes of RTA.

13.2.       The HR Department, under supervision of the Board of Directors, shall perform those quantitative adjustments, using the methodologies of BM&FBOVESPA for similar adjustments in their securities markets.

XIV.       NOTICE OF EXERCISE AND PAYMENT CONDITIONS

14.1.       The Stakeholder shall communicate the exercise of Investment to the HR Department within the period previous to the effective subscription date or delivery of Units, according to the terms approved by the Board of Directors, according to Section 10.2 above.

XV.        NO RELATIONSHIP

15.1.       This Plan constitutes an onerous business of exclusively civil nature, and does not create any obligation of labor or social security nature between Banco Santander Brasil and Stakeholders, whether statutory administrators or employees.

XVI.       NO INTERFERENCE IN EMPLOYMENT, MANDATE OR CONTRACTUAL RELATIONSHIP

16.1.       No provision of this Plan shall e constructed as constituting rights to Stakeholders employees, except for those inherent to the Investment, which nature is exclusively civil, and neither shall confer to Stakeholders rights referring to the guarantee of permanence as employee or shall interfere in any way with the right of Company, subject to legal conditions and those referring to the employment agreement, to terminate at any time the relationship with the Stakeholder.

16.2.       No provision hereunder shall confer to any Stakeholder director, holder of Investment, the rights concerning his/her permanence until the end of its office, neither shall interfere in any way with the right of the Company to destitute it, neither shall assure the right to his/her reelection for the office.

XVII.     DELIMITATION OF STAKEHOLDER RIGHTS

17.1.       No Stakeholder shall have any Company shareholder´s rights and privileges until the date of settlement of the Investment fiscal year, with the transfer of Units to Stakeholders.

XVIII.   DIVIDENDS AND BONUSES

18.1.       The Units delivered to the beneficiaries of the Investment shall be entitled to dividends, interests on equity and other results declared by the Company, as of the date of physical settlement with the delivery of the Final Number of Units and transfer of Units to Stakeholder.

XIX.      CORPORATE REORGANIZATION

19.1.       If shareholders in an Extraordinary Meeting resolve (i) for the unlisting of Company from the special segment in force at the time, except in the case when the Company migrates to the special segment New Market of BM&FBOVESPA; or (ii) for an operation of corporate reorganization, in which the company resulting from this reorganization is not admitted for trading in the special listing segment in force at the time, except when this segment is the New Market, then the Board of Directors may, at their own and exclusive criteria, approve the release of the Final Number of Units for delivery to the Stakeholders, in whole or in part. The Board of Directors may also establish special rules to allow the Units object of Investment to be sold in the public offer to acquire control, to be performed according to the Regulations for Listing and Bylaws in force at the time.

19.2.       If the Company adheres to the special listing segment New Market of BM&FBOVESPA, the Board of Directors shall define the number of common shares issued by Banco Santander Brasil that may be subscribed by Stakeholders due to the Fiscal Year of Investment.

XX.        DIVESTITURE

20.1.       In case of disposal, whether direct or indirect, by Company´s controllers, both through a single operation and successive operations, of a number of shares that imply change of Company´s control, according to the terms of Listing Regulations then applicable to the Company, the Board of Directors shall, at their own criteria, approve the Final Number of Units to be released to be delivered, in whole or in part, to Stakeholders. The Board of Directors may establish special rules that allow the shares object of Investment to be sold in the public offer for acquisition of control.

XXI.      EFFECTIVE DATE AND END OF PLAN

21.1.       The Plan shall be effective immediately after its approval by the Extraordinary General Meeting of Company and shall be effective until 6.30.18; except, however, that the Plan shall be extinct, suspended or changed at any time, by a proposal of the Board of Directors approved in an Extraordinary General Meeting. The end of validity of the Plan shall not affect the efficacy of Investment still in force and granted based on it.

21.2.       The Investment granted according to the Plan shall be automatically extinct, and their rights shall cease, by force of law, in following cases:

 (a)          if the Final Number of Units cannot be acquired or upon their full delivery;

 (b)          after the end of the Investment Term;

 (c)          upon termination of the Agreement; or

 (d)          if the Company is dissolved, winds up or is declared bankrupt

XXII.     LAUNCHING OF SUBSEQUENT PLANS

22.1.       The annual launching of Plans with same parameters and terms as this.

22.2.       The Board of Directors shall authorize at the beginning of each Plan the maximum number of Calculation Base Units and Investment to be granted, as well as the definition of a new list of qualified executives, and shall also define the new base price and other necessary parameters.

XXIII. ADDITIONAL PROVISIONS

23.1.       In the interest of the Company and their shareholders, the Board of Directors may the conditions of this Plan, provided their respective basic principles are not changed, particularly the maximum amounts to be granted as Investment within the scope of the Plan, and approved by the General Meeting.

23.2.       The Board of Directors may also establish a particular treatment to special cases and situations, during the term of the Plan, provided the rights already granted to Stakeholders are not affected, neither the basic principles of the Plan. Such particular treatment shall not constitute a precedent that may be invoked by other Stakeholders.

23.3.       Each Stakeholder shall be responsible for observing current tax legislation and for respective collection of taxes levied on the Plan.

23.4.       Any significant legal change concerning the regulation of corporations and/or the tax effects of a plan of a call option plan may result in its partial or full revision, or even its suspension or extinction, at the discretion of the Board of Directors, provided the rights of Stakeholders who already have the right to receive the Final Number of Units.

23.5.       The cases of omission shall be regulated by the Board of Directors.

_________________________________________

LONG-TERM INCENTIVE PLAN –  INVESTMENT IN SHARE DEPOSIT CERTIFICATES (“UNITS”) OF BANCO SANTANDER (BRASIL) S.A.

I.             DEFINITIONS

1.1.         Each expression indicated below in capital letters is used in this instrument, whether in singular or plural forms, as the case may be, with the meanings assigned to them as follows:

Expression	Meaning

Banco Santander Brasil or Company	Banco Santander (Brasil) S.A.

BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

Bonus in Units

Gratuity in Units to be paid to each Stakeholder, as part of the variable remuneration to be paid by the Company to the Stakeholders, as defined in Section 3.1, subject to certain conditions provided for in this Plan.

Board of Directors	The Board of Directors of Banco Santander Brasil.

Agreement	The Agreement shall be executed between the Company and Stakeholders in order to formalize the Plan, according to Section 6.1(i).

HR Department	The Human Resources Department of Banco Santander Brasil.

Number of Reference Units	The number of reference Units for the purposes of this Plan, according to Section 6.1(b).

Parameter

The parameter, defined in this Plan, which shall be used, together with the modifier RoRWA, by the Board of Directors, with the purpose of calculating the Bonus in Units, under the terms of Chapter VII.

Stakeholders

Contributors of Banco Santander Brasil, including managers, management personnel and other employees of Banco Santander Brasil and controlled companies, to whom the Plan is offered, according to Section 2.1.

Performance Percentage	The percentage of Calculation Basis Units that will serve as basis for the calculation of the Final Number of Units to be assigned to each Stakeholder, according to Chapter VII.

Plan	Long-Term Incentive Plan available to certain contributors of Banco Santander Brasil, according to Section 2.1.

RoRWA	Return on Adjusted Asset by the Risk for each fiscal year.

Budgeted RoRWA	Return on Adjusted Asset by the Risk budgeted at each fiscal year by Banco Santander Brasil.

Realized RoRWA	Return on Adjusted Asset by the Risk realized at each fiscal year by Banco Santander Brasil.

RTA	Total Shareholder Return, according to Chapter VII.

Investment Term

As the case may be, the document that may be signed by the Stakeholders, together with the Agreement, for the purposes of investment in Units according to this Plan and to the terms of Section 6.1(ii).

Units	Share Deposit Certificates representing each fifty five (55) common shares and fifty (50) preferred shares issued by the Company, according to Section 3.1.

Calculation Basis Units	The number of Units that will serve as basis for the calculation of Final Number of Units.

Final Values	The result of hypothetical applications performed individually in Units and shares of major Company’s competitors, calculated on 12.31.2015, according to Section 7.4.

Initial Values	The result of hypothetical applications performed individually in Units and shares of major Company´s competitors, calculated on 12.31.2012, according to Section 7.4.

II.           OBJECTIVES OF THE LONG-TERM INCENTIVE PLAN

2.1          This Long-Term Incentive Plan ("Plan") represents an opportunity of investment to certain contributors of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including managers, management personnel and other employees of Banco Santander Brasil and companies under its control (“Stakeholders”). Following are the objectives of Plan:

 (a)          to align the interests of Banco Santander Brasil and the Stakeholders aiming, on one side, the growth and profitability of Company’s businesses and, on the other side, the recognition of Shareholder’s contribution;

(b)           to allow the Company to retain the Stakeholders, offering the, as an additional advantage, the opportunity to become or increase their interest as Company´s shareholders, according to the terms, conditions and forms provided for in this Plan; and

(c)           to promote the good performance of the Company and shareholders’ interests upon a long-term commitment by the Stakeholders.

2.2.         The Plan represents an investment modality in the share market, involving a high risk level. The Stakeholders that adhere to this Plan shall be aware that the Company is subject to certain risk factors that may adversely affect their businesses and results and, consequently, the amount of investments that will be used in this Plan. The Stakeholders shall recognize, through the execution of the Agreement, that (i) they had the option of not adhering to this Plan; (ii) the Plan represents a benefit to the Stakeholders that is in addition to their current compensation packages; and (iii) this Plan represents an investment opportunity that will serve as incentive to good performance of their functions in the Company.

III.          OBJECT OF PLAN

3.1          The object of Plan is the payment of gratuity to Stakeholders ("Bonus in Units"), which shall consist in the delivery of Share Deposit Certificates (“Units”) representing each fifty five (55) common shares and fifty (50) preferred shares issued by Banco Santander Brasil.

3.2          The payment of the installments of Bonus in Units shall be made in the fiscal year of 2016.

3.2.1       The payment of Bonus in Units shall be performed up to July 30, 2016.

3.3          The Bonus in Units shall be calculated according to Chapter VIII and paid according to specifications approved by the Board of Directors of Company (“Board of Directors”), and may not exceed the maximum limit corresponding to up to 2,500,000 (two million and five hundred thousand) Units and, when they involve managers, within the limit of global remuneration of managers approved in the General Annual Meeting of Company.

3.4          The Company shall comply with tax, labor and social security legislation applicable to the payment of Bonus in Units, including in reference to the withholding of the Income Tax at source of the amounts paid to Stakeholders.

IV.          PLAN MANAGEMENT

4.1.         This Plan shall be administered by the Board of Directors of Banco Santander Brasil with the help of Company’s Human Resource Department (“HR Department”). The Board of Directors shall have the necessary powers, among others:

(a)           to decide about each and every measure to be taken concerning the administration of this Plan, including details and application of general rules established hereunder;

(b)           to decide about the list of Stakeholders;

(c)           to change the dates when the Bonus in Units may be paid, the terms of investment in Units and all other terms and conditions of the Investment Term (as defined below), provided the rights of Stakeholders resulting from, or related to this Plan are not damaged, being excluded from these limitations any eventual adjustments that may be performed due to changes implemented according to pertinent legislation;

 (d)          to analyze exceptional cases resulting from or related to this Plan;

(e)           to settle any doubts concerning the construction of general rules established in this Plan; and

(f)           to propose changes in Plan, with the purpose of adjusting plans of similar nature adopted by other companies of Grupo Santander no Brasil.

4.2.         The HR Department shall be responsible for implementing the Plan according to the terms hereunder, including but not limited to the calculation of RoRWA modifier, according to Section 7.5 below, and the Parameter (as defined below), and shall make all applicable communications to Stakeholders during the course of Plan.

4.3          The Board of Directors of the Company shall establish the final Bonus in Units, as provided for in Section 3.3 above, which may be established through using the percentage applied on the Number of Reference Units in following cases:

(a)           when financial performance of Company is not satisfactory;

(b)           non-compliance with internal rules applicable to Stakeholder, including but not limited to risk management policies;

(c)           substantial change of the financial condition of Company, except when resulting from changes in accounting rules; or

(d)           significant variations in the reference equity of Company or in the qualitative risk evaluation.

V.            STAKEHOLDERS OF THE PLAN

5.1          For the purposes of this Plan, Stakeholders are determined by the Board of Directors and informed to the HR Department, and this selection shall consider the seniority in Grupo Santander in Brazil. Once the Stakeholders are defined, no entry of new Stakeholders shall be permitted; however, it is possible, subject to provisions of Chapter IX, to exclude a Stakeholder, at any time, upon a resolution by the Board of Directors.

VI.          AGREEMENT; INVESTMENT TERM

6.1          Subject to provisions of this Plan, the Stakeholders shall execute:

(i)            a Plan agreement ("Agreement") when selected as Stakeholders of this Plan, which must contain, among other provisions:

(a)     full agreement by the Stakeholders with the rules and conditions contained herein;

(b)   the number of reference Units for the purposes of this Plan (“Number of Reference Units"), being that the effective number shall be determined when the Bonus in Units is established through the application of the modifier RoRWA and the Parameter (as defined below); and

(c)           any other term and condition that are not in disagreement with the Plan; and

(ii)           as appropriate, an investment term ("Investment Term"), to be executed together with the Agreement, which shall define, among other provisions, the investment in Units as a result from Bonus in Units, in the cases where on the date of payment of Bonus in Units, Banco Santander Brasil does not have Units in a number sufficient to be delivered to the Stakeholders, case in which Banco Santander Brasil shall deliver to the Stakeholder the amount in cash corresponding to the Bonus in Units that, according to the Investment Term, shall be required to be used by the Stakeholder to acquire the Units.

6.2          The Number of Reference Units for the purposes of calculating the Bonus in Units to be paid to each Stakeholder within the scope of this Plan shall be freely defined by the Board of Directors, according to the importance and essentiality of function, the potentiality of Stakeholder, involvement in strategic projects and the added value offered to the Company by this stakeholder. The exact number of Units to be delivered to the Stakeholders as Bonus in Units at each fiscal year shall be defined after the application of modifier RoRWA and the Parameter, and shall be calculated according to the terms of Chapter VII below, according to provisions of Section 4.3 above.

VII.        PARAMETER FOR THE ACQUISITION OF THE RIGHT TO FISCAL YEARS OPTIONS (VESTING) AND MODIFIER BASED ON RoRWA

7.1.         The number of Calculation Base Units of Stakeholders shall be determined according to following terms:

(i)            initially, the determination of a performance parameter of Banco Santander Brasil is made: Total Shareholder Return (“RTA”) (defined according to Section 7.4 below);

(ii)           the calculation of the modifier RoWA is made simultaneously to the determination indicated in item (i) above. The result of the RoRWA modifier may decrease the number of Base Calculation Units of Stakeholders in up to twenty five (25%) percentage points in each fiscal year, if the objectives of the RoRWA modifier are not accomplished, according to Section 7.5 below; and

(iii)          finally, based on final percentage (i.e., RTA decreased by RoRWA modifier), the number of Calculation Basis Units of Stakeholders is weighted.

7.2.         The performance parameter of the Company shall be evaluated according to following basis: Banco Santander Brasil RTA shall be calculated, according to the terms of Section 7.4 below, for the period from December 31, 2012 and December 31, 2015, and shall be compared with the RTAs of their major competitors, according to a list of institutions selected by the Board of Directors and disclosed by the HR Department. The position of Banco Santander Brasil among its competitors in reference to RTA shall determine the percentage to be applied to the total number of Calculation Base Units of Stakeholders ("Parameter"), according to following table:

Position among competitors - RTA	Percentage of Calculation Base Units to be considered
1st (first)	100%
2nd (second)	75%
3rd (third)	50%
4th (fourth)	0

7.3.         The result of RoRWA index may decrease the number of Calculation Base Units of Stakeholders in up to twenty five (25) percentage points in each fiscal year, according to Section 7.5 below and, after the application of the Parameter, the percentage of Calculation Base Units that will serve as basis for the calculation of the Final Number of Units to be distributed to each Stakeholder shall be calculated (“Performance Percentage”). The Performance Percentage shall be the same for all Stakeholders, in a way that no individualized calculation shall be possible.

7.4.         For the purposes of this Plan, the RTA is an index of financial result, calculated in percentage terms, defined through the difference between (a) the result of hypothetical applications performed individually in Units issued by the Banco Santander Brasil (SANB11) and shares of their main competitors, calculated on December 31, 2015 respectively (“Final Values”); and (b) the result of same hypothetical applications on December 31, 2012 ("Initial Values"), as follows:

(a)           The Initial Values are calculated by the average closing price of relevant Unit or share in BM&FBOVESPA during the period of fifteen (15) business days immediately previous to December 31, 2012, including for the competitors and for the Banco Santander Brasil;

(b)           in order to define the Final Values, the values referring to the dividends and interests on net equity that may be distributed to shareholders until December 07, 2015 inclusive are considered, as if they had been reinvested in the paying companies on the "ex-dividends" days; and

(c)           Final Values shall be calculated by the average of closing price of relevant Unit or share in BM&FBOVESPA during the period of fifteen (15) business days immediately previous to December 31, 2015.

7.4.1.      The calculation of RTA shall adopt the averages of closing prices (i) of most negotiated shares for the fifteen (15) business days immediately previous to December 31, 2012, including, (both common and preferred shares), issued by major competitors of Company and (ii) for the calculation of Company, of Company Units – ticker SANB11. Any change, of any nature or other, in reference to the shares negotiated shall be analyzed and revised by the Board of Administration, in order to determine the new calculation base.

7.5.         A modifier shall be applied to each fiscal year (from 2013 to 2015) in order to encourage the performance at each year, before the application of the Parameter. The modifier shall be based on the percentage of compliance with the RoRWA budget, which is given by the division of (i) Realized RoRWA by (ii) Budgeted RoRWA determined after each applicable fiscal year.

The modifier for each year varies between:

0% - for Realized RoRWA versus Budgeted RoRWA equal or higher to 100%; and

25% - for Realized RoRWA versus Budgeted RoRWA equal or higher to 50%.

For each percentage point, the modifier decreases on a linear basis and may be calculated by the expression:

R = |½ A – 50%|, where A is the percentage of compliance with RoRWA budget.

VIII.       CALCULATION OF BONUS IN UNITS; CALCULATION OF INVESTMENT IN UNITS

8.1          The number of Bonus in Units for each Stakeholder shall be calculated according to following formula:

Number of Reference Units x Performance Percentage x Payment Price

Where:

Number of Reference Units: as defined in Section 6.1(b) above

Performance Percentage: as defined in Section 7.3 above

Payment price: calculated by the average of final price of Unit at BM&FBOVESPA during the fifteen (15) business days immediately previous to June 10, 2016.

IX.          TERMINATION, DEATH AND DISABILITY

9.1          Subject to provisions of Section 9.2 below, the Plan shall be extinct in advance, by operation of law, in reference to Stakeholders who resign or are withdrawn from Company and/or from controlled companies, and are not assigned executive functions in any company of this conglomerate. Except for provisions of Section 9.1.1 below, the management Plan shall be extinct on the date when they leave their offices, whether by resignation or initiative of the body that elected them. In case of an employee, the extinction shall be considered as of the date when their employment agreement is terminated.

9.1.1.      If any Stakeholder remains employed by the Company after his/her resignation or destitution from the office of Company´s administrator, the Plan shall proceed with its normal course in reference to such Stakeholder.

9.1.2. If any Stakeholder remains employed as a member of the Board of Directors after his/her resignation or destitution from the office of Company´s administrator, the Plan shall proceed with its normal course in reference to such Stakeholder, until he/she effectively leaves the Company, case in which the section 9.2 shall apply.

9.2.         In case of withdrawal of Stakeholder, following rules shall apply:

(a)           in case of withdrawal of a Stakeholder upon resignation, withdrawal or due termination for cause or removal, the Stakeholder shall loose the right to participate in the Plan, and shall not have any right to receive any Bonus in Units not yet paid;

(b)           in case of withdrawal of a Stakeholder by termination of employment agreement due to acts performed by the Company, according to Article 483 of Consolidation of the Labor Laws, or due to termination without cause, or even by mutual agreement in case of a Stakeholder without employment relationship, the Stakeholder shall receive, at the time of payments to other Stakeholders, the amount of Bonus in Units proportionally to the period when Stakeholder remained in the Plan, subject to the Performance Percentage, according to following formula:

Date of Withdrawal – Date of granting of Calculation Base Units = % of Final Number of Units not available for receipt that will be the calculation base of Units that may be delivered

Total Term of Plan (in nº of days)

8/20/2013 – 01/1/2013    =              232 (days) = 18.17%

          [1277]                                                        [ 1.277]

Where:

8/20/2013 = Stakeholder’s withdrawal date

01/1/2013 = Date of Calculation Base Units Granting

 [1,277] = total number of days in the Plan = 6/30/2016 – 01/1/2013. If the Performance Percentage described in Chapter VII is of 70%, for example, the Percentage of Final Number of Units not received that shall be assigned to the Stakeholder that is leaving in the cases of Section 9.2(b) above shall be: 70% x  18.17% = 12.72%

(c)           in case of death of Stakeholder, the Bonus in Units shall be paid to their successors at the end of the Plan, according to Section 3.2.1 above, without the application of a time percentage for the permanence of Stakeholder in Plan, but applying the Performance Percentage, according to calculations provided for in Chapter VII above;

(d)           in case of permanent disability of Stakeholder, as evidence by two (02) medical reports (public and private institutions), the Bonus in Units shall be paid to the Stakeholder at the end of the Plan, according to Section 3.2.1 above, without the application of a time percentage to the permanence of Stakeholder in Plan, but applying the Performance Percentage, according to calculations provided for in Chapter VII above;

(e)           in case of medical leave by the Stakeholder, the Plan shall proceed normally; and

 (f)          in case of retirement of Stakeholder for length of service the provisions of item (b) above shall apply.

9.3.         If Stakeholder leaves the Company to be transferred to another company of Grupo Santander outside of Brazil, the provisions of Section 9.2(b) above concerning withdrawal of stakeholder shall apply. Additionally, a verification shall be made for the conditions necessary for the expatriated Stakeholder to participate in the long-term incentive plan supported by Grupo Santander unit that is going to receive such stakeholder.

9.4  For greater clarity, the same modifier RoRWA and same Parameter shall be used for all Stakeholders, including those who are removed and in all other cases described in this Chapter IX, since the decrease by the modifier RoRWA and the Parameter refer to the performance of Company in periods already specified, and its calculation will always be made according to the terms of Chapter VII, independently of the date of removal or the occurrence of any other hypothesis described in this Chapter IX. Also, the payment of Bonus in Units shall be made simultaneously for all Stakeholders or their successors, as the case may be, whether the Stakeholder continues or not to be a contributor of Banco Santander Brasil at the times of payments of Bonus in Units.

X.           QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF REFERENCE UNITS

10.1        In order to preserve the objectives of Plan, the Number of Reference Units shall be adjusted above or below, in cases of: (a) split, reverse split or bonus shares; (b) merger, incorporation, split-up; (c) other procedures of similar nature and substantive significance. Eventual adjustments shall also reflect in the calculation of Final Value for the purposes of RTA.

10.2.       The HR Department, under supervision of the Board of Directors, shall perform those quantitative adjustments, using the methodologies of BM&FBOVESPA for similar adjustments in their securities markets.

XI.          NO INTERFERENCE IN EMPLOYMENT, MANDATE OR CONTRACTUAL RELATIONSHIP

11.1.       No provision of this Plan shall e constructed as constituting rights to Stakeholders employees, except for those inherent to the Bonus in Units, and neither shall confer to Stakeholders rights referring to the guarantee of permanence as employee, or manager, or shall interfere in any way with the right of Company, subject to legal conditions and those referring to the employment agreement, to terminate at any time the relationship with the Stakeholder.

11.2.       No provision hereunder shall confer to any Stakeholder Director or Member of Board of Directors the rights concerning his/her permanence until the end of its office, neither shall interfere in any way with the right of the Company to destitute it, neither shall assure the right to his/her reelection for the office.

XII.        EFFECTIVE DATE AND END OF PLAN

12.1        The Plan shall be effective immediately after its approval by the Extraordinary General Meeting of Company and shall be effective until July 31, 2016; except, however, that the Plan shall be extinct, suspended or changed at any time, by a proposal of the Board of Directors approved in an Extraordinary General Meeting. The end of the term of this Plan shall not affect the payment of Bonus in Units, but it will suspend or cancel, as the case may be, the future payment of Bonus in Units.

XIII. ADDITIONAL PROVISIONS

13.1        In the interest of the Company and their shareholders, the Board of Directors may revise Plan conditions, provided their respective basic principles are not changed, particularly the maximum amounts to be paid in the scope of the Plan, and approved by the General Meeting.

13.2.       The Board of Directors may also establish a particular treatment to special cases and situations, during the term of the Plan, provided the rights already granted to Stakeholders are not affected, neither the basic principles of the Plan. Such particular treatment shall not constitute a precedent that may be invoked by other Stakeholders.

13.3.       Each Stakeholder shall be responsible for observing current tax legislation and for respective collection of taxes levied on the Plan.

13.4        Any significant legal change concerning the regulation of corporations and/or the tax effects applicable to the Company and to the Stakeholders may cause partial or full revision of Plan, or even its suspension or extinction, at the discretion of the Board of Directors, provided the rights of Stakeholders who already have Bonus in Units to be paid are complied with.

13.5.       The cases of omission shall be regulated by the Board of Directors.

EXHIBIT VI

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionistas: Information about the Company, such as corporate governance practices and curriculum of other members of the Board of Directors.

▪    www.bovespa.com.br:  Level 2 Listing Regulations of Corporate Governance.

▪    www.cvm.gov.br:  Brazilian Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 4, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer